U.S. Securities and Exchange Commission
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2005
WASH, D.C.
185
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K for 3/28/05 2005-RS3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement



05049109

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 28th day of March 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)

By:
Name: Joseph Orning
Title: Vice President

PROCESSED
APR 0 5 2005
THOMSON
FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

New Issue Computational Materials

$724,513,000 (Approximate)

RAMP Series 2005-RS3 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RS3

March 18, 2005 (Revised on March 23, 2005)

Expected Timing:	Pricing Date:	On or about [Wednesday, March 23], 2005
	Settlement Date:	On or about March 30, 2005
	First Payment Date:	April 25, 2005
Structure:	Group IA (Fixed and ARMs):	$316,105,319 senior/subordinate structure
	Group IB (Fixed and ARMs):	$316,061,765 senior/subordinate structure
	Group II (ARMs):	$112,833,402 senior/subordinate structure
	Rating Agencies:	Moody's and Fitch

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation. The Information does not include all material information about the securities or the mortgage pool. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any information herein regarding the collateral or the securities will be supplemented by information regarding the collateral and/or the securities contained in the prospectus and the prospectus supplement (Offering Documents) and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision.

RAMP Series 2005-RS3
$724,513,000 (Approximate)
Characteristics of the Certificates (1)(2)(3)(4)(5)(6)

Class	Amount ($)	Ratings (Moody's/Fitch)	Bond Type	Delay Days	Interest Accrual Basis	Expected WAL (yrs) To Call	Expected Principal Window To Call	Exp. Maturity To Call	Final Scheduled Maturity
A-I-A1	$117,642,000	Aaa/AAA	Senior Floater	0	Actual/360	1.00	22	January 2007	November 2024
A-I-A2	114,518,000	Aaa/AAA	Senior Floater	0	Actual/360	3.00	48	December 2010	January 2033
A-I-A3	27,399,000	Aaa/AAA	Senior Floater	0	Actual/360	6.69	16	March 2012	March 2035
A-I-B1	233,603,000	Aaa/AAA	Senior Floater	0	Actual/360	2.29	84	March 2012	March 2035
A-I-B2	25,956,000	Aaa/AAA	Senior Floater	0	Actual/360	2.29	84	March 2012	March 2035
A-II	112,269,000	Aaa/AAA	Senior Variable	24	30/360	3.33	84	February 2010	March 2035
M-1	20,487,000	Aa1/AA+	Mez Floater	0	Actual/360	4.78	44	March 2012	March 2035
M-2	18,625,000	Aa2/AA	Mez Floater	0	Actual/360	4.75	46	March 2012	March 2035
M-3	9,313,000	Aa3/AA-	Mez Floater	0	Actual/360	4.72	46	March 2012	March 2035
M-4	11,175,000	A1/A+	Mez Floater	0	Actual/360	4.72	47	March 2012	March 2035
M-5	7,451,000	A2/A	Mez Floater	0	Actual/360	4.70	47	March 2012	March 2035
M-6	9,313,000	A3/A-	Mez Floater	0	Actual/360	4.70	47	March 2012	March 2035
M-7	5,587,000	Baa1/BBB+	Mez Floater	0	Actual/360	4.70	47	March 2012	March 2035
M-8	5,960,000	Baa2/BBB	Mez Floater	0	Actual/360	4.68	48	March 2012	March 2035
M-9	5,215,000	Baa3/BBB-	Mez Floater	0	Actual/360	4.67	48	March 2012	March 2035
Offered Certificates	**$724,513,000**								
B-1	3,725,000	Ba1/BB+	Sub Floater	0	Actual/360	4.66	48	March 2012	March 2035
B-2	5,587,000	Ba2/BB	Sub Floater	0	Actual/360	4.46	44	November 2011	March 2035
B-3	7,450,000	B2/B	Sub Floater	0	Actual/360	3.69	29	August 2010	March 2035
Grand Total	**$741,275,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:

<u>Group I Loans</u>:

Fixed: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).

ARMs: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

<u>Group II Loans</u>: 25% CPR to the earlier of (a) the weighted average months to roll or (b) the 10% optional call.

(3) The pass-through rate on the Class A-I Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group I Net WAC Cap Rate and (iii) 14.00% per annum.

(4) The pass-through rate on the Class A-II Certificates will be equal to the Group II Net WAC Cap Rate.

(5) The pass-through rate on the Class M and Class B Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group I Net WAC Cap Rate and (iii) 14.00% per annum.

(6) If the 10% optional call is not exercised, the margin on the Class A-I-A3, Class A-I-B1 and Class A-I-B2 Certificates will double and the margin on the Class M and Class B Certificates will increase by a 1.5x multiple,beginning on the second Distribution Date after the first possible related optional call date.

Issuer: RAMP Series 2005-RS3 Trust.

Certificates: The Class A-I-A1 through Class A-I-A3 Certificates (collectively, the "Class A-I-A Certificates") are backed by first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group IA Loans").

The Class A-I-B1 and Class A-I-B2 Certificates (collectively, the Class "A-I-B Certificates") are backed by first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations (the "Group IB Loans").

The Class A-I-A and Class A-I-B Certificates are referred to together as the "Class A-I Certificates."

The Class A-II Certificates are backed by first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group II Loans").

The Class A-I-A, Class A-I-B and Class A-II Certificates are referred to together as the "Class A Certificates."

The Class M-1 through Class M-9 Certificates (collectively, the "Class M Certificates") and the Class B-1 through Class B-3 Certificates (collectively, the "Class B Certificates") are backed by the Group I Loans and Group II Loans. **The Class B Certificates are not offered hereby**.

Lead Manager: Bear, Stearns & Co. Inc.

Co-Managers: Credit Suisse First Boston LLC
Greenwich Capital Markets, Inc.
Residential Funding Securities Corporation

Depositor: Residential Asset Mortgage Products, Inc. ("RAMP")

Trustee: JPMorgan Chase Bank, National Association

Master Servicer: Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.

Subservicer: Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately [93.55]% of the mortgage loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.

Cut-off Date: March 1, 2005 after deducting payments due during the month of March 2005.

Settlement Date: On or about March 30, 2005.

Distribution Dates: 25th of each month (or the next business day if such day is not a business day) commencing on April 25, 2005.

Form of Certificates: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: For the Class A, Class M-1, Class M-2 and Class M-3 Certificates: $25,000 and integral multiples of $1 in excess thereof; for the Class M-4 through Class M-9 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations: None of the Certificates are expected to be ERISA eligible.

Legal Investments: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description:

- The Group IA Loans will consist of first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations with an aggregate principal balance of approximately $316,105,319 as of the Cut-off Date.
- The Group IB Loans will consist of first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations with an aggregate principal balance of approximately $316,061,765 as of the Cut-off Date.
- Group II Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations with an aggregate principal balance of approximately $112,833,402 as of the Cut-off Date.

Prepayment Assumptions:

<u>Group IA and Group IB</u>

- Fixed – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
- ARMs – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

<u>Group II</u>

- 25% CPR

Optional Call: If the aggregate principal balance of the mortgage loans falls below 10% of the aggregate original principal balance of the mortgage loans (the "Optional Call Date"), Residential Funding or its designee may terminate the trust. The exercise of the optional call may be subject to limitations as described in the prospectus supplement.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107% and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allow.

Credit Enhancement:

A. Subordination.

Credit enhancement for the Class A Certificates will include the subordination of the Class M and Class B Certificates. Credit enhancement for the Class M Certificates will include the subordination of the Class B Certificates.

Initial Subordination (including the OC Deposit):

Class	At Closing	On the Stepdown Date
Class A	15.25%	30.50%
Class M-1	12.50%	25.00%
Class M-2	10.00%	20.00%
Class M-3	8.75%	17.50%
Class M-4	7.25%	14.50%
Class M-5	6.25%	12.50%
Class M-6	5.00%	10.00%
Class M-7	4.25%	8.50%
Class M-8	3.45%	6.90%
Class M-9	2.75%	5.50%
Class B-1	2.25%	4.50%
Class B-2	1.50%	3.00%
Class B-3	0.50%	1.00%

B. Overcollateralization ("OC")

Initial (% Orig.)	0.50%
OC Target (% Orig.)	0.50%
OC Floor (% Orig.)	0.50%
OC Holiday	None

C. Excess Spread

Initially equal to approximately 253 bps per annum.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount generally as follows:

(1) Distribution of accrued and unpaid interest to the certificates;

(2) Distribution of principal to the certificates, in the priority described herein;

(3) Distribution of principal to the certificates from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal to the certificates from the excess interest on the mortgage loans, until the required level of overcollateralization is reached;

(5) Payment to the certificates in respect of prepayment interest shortfalls;

(6) To the extent provided in the prospectus supplement, (a) payment to the Class A-I-A Certificates in respect of any Group I Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement, and (b) payment to the Class A-I-B Certificates in respect of any Group I Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement and (c) payment to the Class M Certificates and Class B Certificates, in respect of any Group I Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement;

(7) Payment to the certificates in respect of current relief act shortfalls;

(8) To pay to the holders of the Class A Certificates, pro rata, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(9) To the Swap Counterparty, any termination payment triggered by a swap termination event; and

(10) Distribution of any remaining funds to the non-offered certificates.

Any payments under clauses (1), (4), (6) and (8) shall be made to the extent not covered by amounts paid pursuant to the Swap Agreement

Interest Accrual Period:

Class A-I-A, Class A-I-B, Class M and Class B Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date on an actual/360 basis.

Class A-II Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Pass-Through Rates:

Class A-I Pass-Through Rates:

- On each Distribution Date, the Class A-I Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-I-A3, Class A-I-B1 and Class A-I-B2 Margin, (y) the Group I Net WAC Cap Rate and (z) 14.00% per annum.

Class A-II Pass-Through Rate:

- The pass-through rate on the Class A-II Certificates will be equal to the Group II Net WAC Cap Rate.

Class M and Class B Pass-Through Rates:

- On each Distribution Date, the Pass-Through Rate on the Class M Certificates and Class B Certificates will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Margin, (y) the Group I Net WAC Cap Rate and (z) 14.00% per annum.
- The margin on the Class M and Class B Certificates will increase by a 1.5x multiple beginning on the second Distribution Date after the first possible Optional Call Date.

Group I Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to (a) the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period minus (b) the amounts paid to the Swap Counterparty allocable to the Group I Loans, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Class A-I, Class M or Class B Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall (the "Group I Basis Risk Shortfall") will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Group I Basis Risk Shortfall Carry-Forward Amount"). The payments from the Swap Agreement will be available to cover any shortfalls on the Class A-I, Class M and Class B Certificates resulting from the application of the Group I Net WAC Cap Rate.

Group II Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Weighted Average Monthly Fees:

Master servicing fee and subservicing fee of approximately:
[0.380%] per annum for Group IA
[0.391%] per annum for Group IB
[0.375%] per annum for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee and (b) the sub-servicing fee.

Eligible Master Servicing Compensation: For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Required Overcollateralization Amount: With respect to any Distribution Date, 0.50% of the aggregate stated principal balance of the mortgage loans as of the Cut-Off Date.

Trigger Event: A Trigger Event is in effect on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds 42.50% of the Senior Enhancement Percentage or (ii) cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

	Loss Trigger
Months 37-48	1.60% in the first month plus an additional 1/12th of 0.90% for every month thereafter
Months 49-60	2.50% in the first month plus an additional 1/12th of 0.70% for every month thereafter
Months 61-72	3.20% in the first month plus an additional 1/12th of 0.45% for every month thereafter
Months 73 and thereafter	3.65%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the mortgage loans immediately preceding that Distribution Date.

Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M and Class B Certificates and (ii) the Overcollateralization Amount, in each case prior to the distribution of the aggregate Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: An amount equal to 0.50% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the mortgage loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Required Overcollateralization Amount.

Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A, Class M and Class B Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the mortgage loans other than Subsequent Recoveries minus any net swap payments or swap termination payment due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (b) the Overcollateralization Increase Amount less (c) the Overcollateralization Reduction Amount.

Class A Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Principal Allocation Amount:

With respect to any Distribution Date, the sum of (a) the principal remittance amount for that Distribution Date and (b) the aggregate amount of realized losses on the mortgage loans in the calendar month preceding that Distribution Date, to the extent covered by excess cash flow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient excess cash flow to cover all realized losses on the mortgage loans, in determining the Class A-I-A Principal Distribution Amount, Class A-I-B Principal Distribution Amount and Class A-II Principal Distribution Amount, the available excess cash flow will be allocated to the Class A-I-A Certificates, Class A-I-B Certificates and Class A-II Certificates, pro rata, based on the principal portion of realized losses on the Group IA Loans, Group IB Loans and Group II Loans, respectively.

Class A-I-A Principal Distribution Amount:

On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group IA Loans for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date.

Class A-I-B Principal Distribution Amount:

On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group IB Loans for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date.

Class A-II Principal Distribution Amount:

On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group II Loans for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date.

Class A Principal Distributions:

The Class A Principal Distribution Amount will be distributed to the Class A Certificates as follows:

- The Class A-I-A Principal Distribution Amount will be paid sequentially, to the Class A-I-A1, Class A-I-A2 and Class A-I-A3 Certificates, in each case until the certificate principal balance thereof has been reduced to zero, and then to the Class A-I-B Certificates and Class A-II Certificates, on a pro rata basis based on their respective aggregate certificate principal balances, in each case in the priority described herein, until the aggregate certificate principal balance of the Class A-I-B Certificates and Class A-II Certificates has been reduced to zero.

- The Class A-I-B Principal Distribution Amount will be paid concurrently to the Class A-I-B1 Certificates and Class A-I-B2 Certificates, on a pro rata basis, until the certificate principal balances thereof have been reduced to zero; provided, however, that if a Sequential Trigger Event (as defined below) is in effect, the Class A-I-B Principal Distribution Amount will be paid sequentially, to the Class A-I-B1 Certificates and Class A-I-B2 Certificates, in each case until the certificate principal balance thereof has been reduced to zero, and then to the Class A-I-A Certificates and Class A-II Certificates, on a pro rata basis based on their respective aggregate certificate principal balances, in each case in the priority described herein, until the aggregate certificate principal balance of the Class A-I-A Certificates and Class A-II Certificates has been reduced to zero.

- The Class A-II Principal Distribution Amount will be paid to the Class A-II Certificates, until the certificate principal balance thereof has been reduced to zero, and then to the Class A-I-A Certificates and Class A-I-B Certificates, on a pro rata basis based on their respective aggregate certificate principal balances, in each case in the priority described herein, until the aggregate certificate principal balance of the Class A-I-A Certificates and Class A-I-B Certificates has been reduced to zero.

Sequential Trigger Event:

On any Distribution Date prior to the Stepdown Date, cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed 3.5%, or on or after the Stepdown Date, a Trigger Event is in effect.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A and Class M-1 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-6 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-7 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-7 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-8 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-8 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-9 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-9 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class B-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class B-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class B-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Subordination Percentage: As to any class of Class A, Class M or Class B Certificates, the respective approximate percentage set forth below:

Class	Percentage
A	69.50%
M-1	75.00%
M-2	80.00%
M-3	82.50%
M-4	85.50%
M-5	87.50%
M-6	90.00%
M-7	91.50%
M-8	93.10%
M-9	94.50%
B-1	95.50%
B-2	97.00%
B-3	99.00%

Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in April 2008 and (y) the first distribution date on which the Senior Enhancement Percentage is equal to or greater than 30.50%.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with [ ] (the "Swap Counterparty") for the benefit of the Class A-I, Class M and Class B Certificates. The Swap Agreement will have an initial notional amount of approximately $[573,976,891]. Under the Swap Agreement, (i) the trust shall be obligated to pay to the Swap Counterparty an amount equal to [4.122]% per annum on the lesser of (a) the swap notional amount set forth below and (b) the aggregate principal balance of the Class A-I, Class M, and Class B Certificates (the "Notional Balance") and (ii) the trust will be entitled to receive an amount equal to One-Month LIBOR on the swap notional amount set forth below or the Notional Balance from the Swap Counterparty, on each Distribution Date, accrued during the swap accrual period (26 days in the case of the first accrual period), until the swap is retired. Only the net amount of the two obligations above will be paid by the appropriate party. Upon early termination of the Swap Agreement, the trust or the Swap Counterparty may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event). Shown below is the aggregate swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.5x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 40% CPR and (2) during the respective adjustable rate period, zero minus (C) the Overcollateralization Target.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)
1	629,006,249	26	142,293,110
2	608,111,017	27	137,320,186
3	587,579,969	28	132,525,156
4	567,378,817	29	127,901,494
5	547,478,134	30	123,442,921
6	527,853,430	31	119,143,088
7	508,485,189	32	114,996,506
8	489,358,860	33	110,997,574
9	470,487,865	34	107,140,901
10	452,357,698	35	103,421,300
11	434,938,561	36	99,828,283
12	418,202,403	37	61,552,062
13	402,122,022	38	59,684,860
14	386,671,326	39	57,873,865
15	371,825,267	40	56,117,397
16	357,559,806	41	54,413,823
17	343,851,874	42	52,761,560
18	330,679,329	43	51,159,071
19	318,020,920	44	49,604,866
20	305,856,250	45	48,097,500
21	294,165,744	46	46,635,568
22	282,930,613	47	45,217,711
23	272,132,821	48	43,842,607
24	261,785,826	49	0
25	147,450,707		

Swap Account:

Funds payable under the Swap Agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Counterparty will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any net amounts owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and
2) to the Swap Counterparty, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A-I Certificates, to pay accrued and unpaid interest, on a pro rata basis, to the extent unpaid from interest collections;
2) to the holders of the Class M Certificates and Class B Certificates, in order of priority, to pay accrued and unpaid interest to the extent unpaid from interest collections;
3) to pay the holder of the Class A-I Certificates, *pro rata*, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;
4) distribution of additional principal to the certificates, until the required level of overcollateralization is reached;
5) to pay, first to the Class A-I Certificates, on a pro rata basis, any Group I Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, sequentially to the Class M Certificates and Class B Certificates, in order of priority, any Group I Basis Risk Shortfall Carry-Forward Amount for such Distribution Date; and
6) to the party named in the pooling and servicing agreement, any remaining amounts.

Loan Group I Net WAC Cap Schedule

[Subject to Change]

PERIOD	RATE (1) (%)	EFFECTIVE RATE (2) (%)	PERIOD	RATE (1) (%)	EFFECTIVE RATE (2) (%)
1	7.93	23.81	49	10.41	10.41
2	6.88	22.32	50	10.78	10.78
3	6.65	21.83	51	10.45	10.45
4	6.88	21.56	52	10.82	10.82
5	6.66	21.13	53	10.52	10.52
6	6.67	20.84	54	10.54	10.54
7	6.89	20.67	55	10.92	10.92
8	6.67	20.31	56	10.59	10.59
9	6.89	20.20	57	10.98	10.98
10	6.67	19.89	58	10.65	10.65
11	6.67	19.73	59	10.71	10.71
12	7.40	19.96	60	12.07	12.07
13	6.68	19.44	61	10.93	10.93
14	6.90	19.41	62	11.34	11.34
15	6.68	19.15	63	11.01	11.01
16	6.91	19.12	64	11.42	11.42
17	6.69	18.86	65	11.10	11.10
18	6.69	18.72	66	11.15	11.15
19	6.91	18.71	67	11.57	11.57
20	6.69	18.45	68	11.25	11.25
21	6.91	18.44	69	11.69	11.69
22	6.69	18.34	70	11.37	11.37
23	7.74	19.48	71	11.43	11.43
24	8.75	20.26	72	12.73	12.73
25	7.89	19.81	73	11.57	11.57
26	8.14	20.04	74	12.04	12.04
27	7.88	19.84	75	11.73	11.73
28	8.14	19.91	76	12.20	12.20
29	8.22	15.21	77	11.90	11.90
30	8.26	15.22	78	12.00	12.00
31	8.53	15.40	79	12.50	12.50
32	8.25	15.14	80	12.20	12.20
33	8.52	15.32	81	12.72	12.72
34	8.24	15.06	82	12.43	12.43
35	8.82	15.61	83	12.56	12.56
36	9.94	16.58	84	13.57	13.57
37	9.29	13.59			
38	9.62	13.90			
39	9.35	13.69			
40	9.70	14.03			
41	9.83	14.21			
42	9.97	14.39			
43	10.33	14.72			
44	10.01	14.45			
45	10.36	14.76			
46	10.04	14.49			
47	10.19	14.65			
48	11.51	15.86			

Notes:

(1) Assumes all index values remain constant at 20.00%.

(2) The effective available funds cap rate (the "Effective Rate") is a per annum rate equal to the product of (i) 30 divided by the actual number of days in the Interest Accrual Period for the Certificates and (ii) the weighted average Net Mortgage Rate of the Group I Loans, assuming all index values remain constant at 20%, minus (B) the swap payments out of the trust allocable to the Group I Loans, if any, divided by the aggregate certificate principal balance of the Class A-I, Class M and Class B Certificates multiplied by 12.

Class A-I-A Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-A1						
Avg. Life (yrs)	12.57	1.64	1.22	1.00	0.85	0.74
Principal Window	Apr05 – Nov24	Apr05 – Apr08	Apr05 – May07	Apr05 – Jan07	Apr05 – Sep06	Apr05 – Jun06
Principal Window Months	236	37	26	22	18	15
Class A-I-A2						
Avg. Life (yrs)	23.90	6.02	4.07	3.00	2.26	1.85
Principal Window	Nov24 – Jan33	Apr08 – Jul16	May07 – Nov12	Jan07 – Dec10	Sep06 – Sep09	Jun06 - Oct07
Principal Window Months	99	100	67	48	37	17
Class A-I-A3						
Avg. Life (yrs)	28.40	13.20	9.05	6.69	5.20	3.31
Principal Window	Jan33 – Oct33	Jul16 – Jan19	Nov12 – Sep14	Dec10 – Mar12	Sep09 – Aug10	Oct07 – Jul09
Principal Window Months	10	31	23	16	12	22

Class A-I-A Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-A1						
Avg. Life (yrs)	12.57	1.64	1.22	1.00	0.85	0.74
Principal Window	Apr05 – Nov24	Apr05 – Apr08	Apr05 – May07	Apr05 – Jan07	Apr05 – Sep06	Apr05 – Jun06
Principal Window Months	236	37	26	22	18	15
Class A-I-A2						
Avg. Life (yrs)	23.90	6.02	4.07	3.00	2.26	1.85
Principal Window	Nov24 – Jan33	Apr08 – Jul16	May07 – Nov12	Jan07 –Dec10	Sep06 – Sep09	Jun06 – Oct07
Principal Window Months	99	100	67	48	37	17
Class A-I-A3						
Avg. Life (yrs)	28.62	14.45	10.03	7.50	5.89	3.79
Principal Window	Jan33 –Aug34	Jul16 – May24	Nov12 – Dec18	Dec10 – Aug15	Sep09 – May13	Oct07 – Nov11
Principal Window Months	20	95	74	57	45	50

Group A-I-B Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-B1						
Avg. Life (yrs)	19.29	4.43	3.05	2.29	1.77	1.38
Principal Window	Apr05 – Oct33	Apr05 – Jan19	Apr05 – Sep14	Apr05 – Mar12	Apr05 – Aug10	Apr05 – Mar08
Principal Window Months	343	166	114	84	65	36

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-B1						
Avg. Life (yrs)	19.29	4.43	3.05	2.29	1.77	1.38
Principal Window	Apr05 – Oct33	Apr05 – Jan19	Apr05 – Sep14	Apr05 – Mar12	Apr05 – Aug10	Apr05 – Mar08
Principal Window Months	343	166	114	84	65	36

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-B2						
Avg. Life (yrs)	19.31	4.47	3.08	2.31	1.78	1.38
Principal Window	Apr05 – Jan35	Apr05 – Jan22	Apr05 – Nov16	Apr05 – Nov13	Apr05 – Oct11	Apr05 – Mar08
Principal Window Months	353	202	140	104	79	36

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-B2						
Avg. Life (yrs)	19.31	4.47	3.08	2.31	1.78	1.38
Principal Window	Apr05 – Jan35	Apr05 – Jan22	Apr05 – Nov16	Apr05 – Nov13	Apr05 – Oct11	Apr05 – Mar08
Principal Window Months	353	202	140	104	79	36

Class A-II Sensitivity Analysis

To the earlier of (a) the weighted average months to roll or (b) the 10% Optional Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II						
Avg. Life (yrs)	4.86	3.58	3.12	2.74	2.39	1.92
Modified Duration	4.12	3.10	2.73	2.42	2.13	1.75
Principal Window	Apr05 – Feb10	Apr05 – Feb10	Apr05 – Feb10	Apr05 – Feb10	Apr05 – Feb10	Apr05 – Jul09
Principal Window Months	59	59	59	59	59	52

Class A-II Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II						
Avg. Life (yrs)	20.78	8.46	5.94	4.41	3.41	2.64
Modified Duration	11.23	5.65	4.37	3.48	2.82	2.27
Principal Window	Apr05 - Jan35	Apr05 - Sep31	Apr05 – Sep26	Apr05 – Jan22	Apr05 – Sep18	Apr05 – Apr16
Principal Window Months	358	318	258	202	162	133

Class M Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class M-1						
Avg. Life (yrs)	26.31	9.12	6.17	4.78	4.30	4.32
Principal Window	Aug27 – Oct33	Aug09 – Jan19	Apr08 – Sep14	Aug08 – Mar12	Dec08 – Aug10	Jul09 – Jul09
Principal Window Months	75	114	78	44	21	1
Class M-2						
Avg. Life (yrs)	26.31	9.12	6.17	4.75	4.16	4.16
Principal Window	Aug27 – Oct33	Aug09 – Jan19	Apr08 – Sep14	Jun08 – Mar12	Sep08 – Aug10	Feb09 – Jul09
Principal Window Months	75	114	78	46	24	6
Class M-3						
Avg. Life (yrs)	26.31	9.12	6.17	4.72	4.08	3.94
Principal Window	Aug27 – Oct33	Aug09 – Jan19	Apr08 – Sep14	Jun08 – Mar12	Aug08 – Aug10	Dec08 – Jul09
Principal Window Months	75	114	78	46	25	8
Class M-4						
Avg. Life (yrs)	26.31	9.12	6.17	4.72	4.03	3.82
Principal Window	Aug27 – Oct33	Aug09 – Jan19	Apr08 – Sep14	May08 – Mar12	Jul08 – Aug10	Oct08 – Jul09
Principal Window Months	75	114	78	47	26	10
Class M-5						
Avg. Life (yrs)	26.31	9.12	6.17	4.70	3.99	3.73
Principal Window	Aug27 – Oct33	Aug09 – Jan19	Apr08 – Sep14	May08 – Mar12	Jul08 – Aug10	Sep08 – Jul09
Principal Window Months	75	114	78	47	26	11
Class M-6						
Avg. Life (yrs)	26.31	9.12	6.17	4.70	3.97	3.66
Principal Window	Aug27 – Oct33	Aug09 – Jan19	Apr08 – Sep14	May08 – Mar12	Jun08 – Aug10	Aug08 – Jul09
Principal Window Months	75	114	78	47	27	12
Class M-7						
Avg. Life (yrs)	26.31	9.12	6.17	4.70	3.95	3.59
Principal Window	Aug27 – Oct33	Aug09 – Jan19	Apr08 – Sep14	May08 – Mar12	Jun08 – Aug10	Jul08 – Jul09
Principal Window Months	75	114	78	47	27	13
Class M-8						
Avg. Life (yrs)	26.31	9.12	6.17	4.68	3.92	3.56
Principal Window	Aug27 – Oct33	Aug09 – Jan19	Apr08 – Sep14	Apr08 – Mar12	May08 – Aug10	Jun08 – Jul09
Principal Window Months	75	114	78	48	28	14
Class M-9						
Avg. Life (yrs)	26.31	9.12	6.17	4.67	3.91	3.53
Principal Window	Aug27 – Oct33	Aug09 – Jan19	Apr08 – Sep14	Apr08 – Mar12	May08 - Aug10	Jun08 – Jul09
Principal Window Months	75	114	78	48	28	14

Class M Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class M-1						
Avg. Life (yrs)	26.44	9.97	6.84	5.31	4.72	4.98
Principal Window	Aug27 – Nov34	Aug09 – Dec27	Apr08 – Feb22	Aug08 – Feb18	Dec08 – May15	Jul09 – Jun13
Principal Window Months	88	221	167	115	78	48
Class M-2						
Avg. Life (yrs)	26.43	9.93	6.81	5.24	4.56	4.50
Principal Window	Aug27 – Nov34	Aug09 – Mar27	Apr08 – Apr21	Jun08 – Jun17	Sep08 – Nov14	Feb09 – Jan13
Principal Window Months	88	212	157	109	75	48
Class M-3						
Avg. Life (yrs)	26.43	9.89	6.77	5.19	4.46	4.26
Principal Window	Aug27 – Oct34	Aug09 – Mar26	Apr08 – May20	Jun08 – Sep16	Aug08 – Mar14	Dec08 – Jul12
Principal Window Months	87	200	146	100	68	44
Class M-4						
Avg. Life (yrs)	26.43	9.85	6.73	5.16	4.39	4.11
Principal Window	Aug27 – Sep34	Aug09 – Jul25	Apr08 – Nov19	May08 – Mar16	Jul08 – Nov13	Oct08 – Mar12
Principal Window Months	86	192	140	95	65	42
Class M-5						
Avg. Life (yrs)	26.42	9.79	6.69	5.10	4.32	3.99
Principal Window	Aug27 – Aug34	Aug09 – Sep24	Apr08 – Jan19	May08 – Aug15	Jul08 – May13	Sep08 – Oct11
Principal Window Months	85	182	130	88	59	38
Class M-6						
Avg. Life (yrs)	26.41	9.72	6.62	5.05	4.25	3.89
Principal Window	Aug27 – Aug34	Aug09 – Dec23	Apr08 – Jun18	May08 – Feb15	Jun08 – Dec12	Aug08 – Jun11
Principal Window Months	85	173	123	82	55	35
Class M-7						
Avg. Life (yrs)	26.40	9.62	6.54	4.99	4.19	3.78
Principal Window	Aug27 – Jun34	Aug09 – Oct22	Apr08 – Jul17	May08 – May14	Jun08 – May12	Jul08 – Dec10
Principal Window Months	83	159	112	73	48	30
Class M-8						
Avg. Life (yrs)	26.39	9.50	6.45	4.90	4.10	3.71
Principal Window	Aug27 – May34	Aug09 – Dec21	Apr08 – Nov16	Apr08 – Nov13	May08 – Dec11	Jun08 – Aug10
Principal Window Months	82	149	104	68	44	27
Class M-9						
Avg. Life (yrs)	26.35	9.33	6.32	4.79	4.01	3.62
Principal Window	Aug27 – Feb34	Aug09 – Oct20	Apr08 – Dec15	Apr08 – Mar13	May08 – Jun11	Jun08 – Mar10
Principal Window Months	79	135	93	60	38	22

RAMP Series 2005-RS3 – Collateral Characteristics
Aggregate Summary Report
(Statistical Pool)

Principal Balance	$683,350,164		
Number of Mortgage Loans	4,196		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$163,049.62	$27,000.00	$1,572,000.00
Current Principal Balance	$162,857.52	$26,974.37	$1,563,852.66
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	358	120	371
Remaining Term to Stated Maturity (mos)	356	118	369
Age (mos)	2	0	20
Mortgage Rate (%)	7.10	4.25	11.49
Loan-to-Value Ratio (%)	91.01	16	106
Credit Score	672	501	821
Margin (%)	5.158	2.250	10.621
Initial Periodic Cap (%)	3.455	0.500	6.250
Periodic Cap (%)	1.027	1.000	6.000
Maximum Mortgage Rate (%)	13.034	7.375	17.800
Minimum Mortgage Rate (%)	5.421	2.250	11.375
Next Rate Adj. (mos)	33	4	84

Lien Position	**% of Mortgage Loans**
1st Lien	100.00

Occupancy	**% of Mortgage Loans**
Primary Residence	80.02
Non-Owner Occupied	17.26
Second/Vacation	2.71

Documentation	**% of Mortgage Loans**
Full Documentation	53.37
Reduced Documentation	46.63

Servicing	**% of Mortgage Loans**
Homecomings	93.55

Delinquency	**% of Mortgage Loans**
Current	99.83
30 to 59 Days Delinquent	0.14
60 or more Days	0.03

Loan Type	**% of Mortgage Loans**
Adjustable-rate	77.21
Fixed-rate	22.79

Loan Purpose	**% of Mortgage Loans**
Purchase	59.87
Equity Refinance	32.88
Rate/Term Refinance	7.26

Property Type	**% of Mortgage Loans**
Single-family detached	67.50
PUD (detached)	14.12
Two- to four-family units	7.60
Condo Low-rise	6.24
PUD (attached)	3.20
Townhouse	0.64
Condo Mid-rise	0.26
Condotel	0.03
Condo High-rise	0.35
Leasehold	0.06

% with Active Prepayment Penalty	54.48
% over 80% LTV with MI	16.33
IO Loans (%)	24.48

Aggregate Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
500 to 519	8	$648,571	0.09 %	$81,071	83.62 %
520 to 539	6	1,011,482	0.15	168,580	89.77
540 to 559	7	1,057,301	0.15	151,043	87.70
560 to 579	34	3,754,224	0.55	110,418	90.94
580 to 599	277	37,825,162	5.54	136,553	95.75
600 to 619	466	63,278,834	9.26	135,791	96.49
620 to 639	517	81,003,204	11.85	156,679	90.95
640 to 659	577	100,476,937	14.70	174,137	89.42
660 to 679	569	109,030,178	15.96	191,617	88.05
680 to 699	540	92,298,983	13.51	170,924	90.79
700 to 719	366	58,770,253	8.60	160,574	90.91
720 to 739	304	50,705,265	7.42	166,794	90.47
740 to 759	241	37,430,591	5.48	155,314	92.54
760 or greater	276	44,476,268	6.51	161,146	90.67
Subtotal with Credit Score	4,188	681,767,253	99.77	162,791	91.04
Not Available	8	1,582,911	0.23	197,864	78.80
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**91.01 %**

Aggregate Credit Scores indicated as having a Credit Score that is "Not Available" include certain Aggregate Credit Scores where the Credit Score was not provided by the related seller and Aggregate Credit Scores where no credit history can be obtained for the related mortgagor.

Aggregate Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,287	$96,348,540	14.10 %	$74,863	668	94.69 %
100,001 to 200,000	1,917	277,556,227	40.62	144,787	669	93.21
200,001 to 300,000	611	149,418,935	21.87	244,548	674	90.37
300,001 to 400,000	238	81,803,144	11.97	343,711	674	89.13
400,001 to 500,000	87	38,820,973	5.68	446,218	671	86.55
500,001 to 600,000	30	16,574,921	2.43	552,497	691	82.08
600,001 to 700,000	12	7,768,987	1.14	647,416	673	80.23
700,001 to 800,000	1	748,640	0.11	748,640	726	45.00
800,001 to 900,000	1	840,000	0.12	840,000	680	58.00
900,001 to 1,000,000	8	7,781,271	1.14	972,659	699	74.08
1,300,001 to 1,400,000	2	2,624,671	0.38	1,312,336	789	67.98
1,400,001 to 1,500,000	1	1,500,000	0.22	1,500,000	781	75.00
1,500,001 to 1,600,000	1	1,563,853	0.23	1,563,853	725	69.00
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	2	$317,867	0.05 %	$158,933	687	85.68 %
4.500 to 4.999	13	2,769,617	0.41	213,047	655	77.61
5.000 to 5.499	58	13,553,785	1.98	233,686	708	79.85
5.500 to 5.999	312	70,104,600	10.26	224,694	688	82.88
6.000 to 6.499	596	119,879,283	17.54	201,140	683	85.40
6.500 to 6.999	788	145,173,913	21.24	184,231	690	89.06
7.000 to 7.499	534	88,167,589	12.90	165,108	677	93.45
7.500 to 7.999	725	106,547,774	15.59	146,962	657	96.07
8.000 to 8.499	438	57,001,068	8.34	130,139	655	97.88
8.500 to 8.999	502	57,300,775	8.39	114,145	645	98.19
9.000 to 9.499	132	13,377,153	1.96	101,342	611	98.04
9.500 to 9.999	76	7,382,698	1.08	97,141	602	98.48
10.000 to 10.499	12	1,105,586	0.16	92,132	578	96.14
10.500 to 10.999	6	559,544	0.08	93,257	603	89.87
11.000 to 11.499	2	108,910	0.02	54,455	550	92.29
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 to 3.999	1	$120,317	0.02 %	$120,317	648	95.00 %
4.000 to 4.499	7	1,623,337	0.24	231,905	658	79.76
4.500 to 4.999	41	10,187,824	1.49	248,484	706	76.33
5.000 to 5.499	228	51,366,802	7.52	225,293	688	82.67
5.500 to 5.999	547	114,667,917	16.78	209,631	685	84.83
6.000 to 6.499	786	147,242,633	21.55	187,332	691	88.44
6.500 to 6.999	599	101,464,921	14.85	169,391	674	92.55
7.000 to 7.499	709	105,336,203	15.41	148,570	663	95.30
7.500 to 7.999	511	68,125,472	9.97	133,318	646	97.94
8.000 to 8.499	492	56,377,337	8.25	114,588	655	98.27
8.500 to 8.999	181	18,291,671	2.68	101,059	617	98.42
9.000 to 9.499	69	6,413,528	0.94	92,950	608	98.42
9.500 to 9.999	17	1,463,747	0.21	86,103	584	97.09
10.000 to 10.499	6	559,544	0.08	93,257	603	89.87
10.500 to 10.999	1	55,944	0.01	55,944	510	85.00
11.000 to 11.499	1	52,966	0.01	52,966	592	100.00
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	19	$3,202,261	0.47 %	$168,540	679
50.01 to 55.00	11	2,705,991	0.40	245,999	659
55.01 to 60.00	12	3,028,481	0.44	252,373	664
60.01 to 65.00	17	5,284,503	0.77	310,853	698
65.01 to 70.00	58	16,546,187	2.42	285,279	674
70.01 to 75.00	91	22,353,345	3.27	245,641	679
75.01 to 80.00	662	127,297,580	18.63	192,292	685
80.01 to 85.00	126	23,168,934	3.39	183,880	673
85.01 to 90.00	445	83,354,360	12.20	187,313	674
90.01 to 95.00	703	119,117,164	17.43	169,441	658
95.01 to 100.00	2,000	270,875,110	39.64	135,438	671
100.01 to 105.00	51	6,263,832	0.92	122,820	709
105.01 to 110.00	1	152,417	0.02	152,417	769
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**

Aggregate Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Florida	519	$88,834,471	13.00 %	$171,165	680	90.60 %
California	196	60,459,525	8.85	308,467	674	83.34
Texas	332	40,905,904	5.99	123,211	678	94.37
Georgia	224	33,013,597	4.83	147,382	658	93.15
Illinois	180	32,466,710	4.75	180,371	669	92.52
Virginia	163	31,155,027	4.56	191,135	673	89.65
Michigan	223	29,553,550	4.32	132,527	660	95.10
New Jersey	107	27,371,490	4.01	255,808	682	85.41
Maryland	105	25,598,962	3.75	243,800	677	88.89
Ohio	192	22,162,097	3.24	115,428	664	95.70
Arizona	126	21,253,571	3.11	168,679	679	89.96
Pennsylvania	136	18,345,767	2.68	134,895	657	91.78
Minnesota	94	17,844,594	2.61	189,836	660	91.48
New York	67	16,100,825	2.36	240,311	688	86.63
Indiana	138	15,593,793	2.28	112,999	666	96.81
North Carolina	121	14,078,416	2.06	116,351	667	94.28
Missouri	127	14,030,762	2.05	110,478	672	94.92
Washington	79	13,799,109	2.02	174,672	686	92.03
Colorado	70	13,306,360	1.95	190,091	692	91.91
Tennessee	110	12,437,600	1.82	113,069	640	98.22
Massachusetts	48	11,828,727	1.73	246,432	685	83.96
Nevada	46	11,200,035	1.64	243,479	677	86.97
Wisconsin	89	10,610,178	1.55	119,215	659	95.13
South Carolina	62	8,325,678	1.22	134,285	659	93.24
Oregon	48	8,060,085	1.18	167,918	698	91.73
Louisiana	69	7,148,733	1.05	103,605	672	96.22
Connecticut	30	6,527,153	0.96	217,572	663	86.66
Alabama	57	6,412,656	0.94	$112,503	660	92.04
District of Columbia	16	5,420,949	0.79	338,809	683	85.30
Kentucky	52	5,282,010	0.77	101,577	663	98.10
Other	370	54,221,829	7.93	146,545	673	92.27
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	1,277	$224,653,380	32.88 %	$175,923	656	87.54 %
Purchase	2,639	409,108,948	59.87	155,024	682	93.62
Rate/Term Refinance	280	49,587,836	7.26	177,099	673	85.18
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	925	$117,949,721	17.26 %	$127,513	716	89.39 %
Primary Residence	3,161	546,849,397	80.02	172,999	662	91.34
Second / Vacation	110	18,551,046	2.71	168,646	693	91.54
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (9 Stories or more)	7	$2,399,411	0.35 %	$342,773	674	83.07 %
Condominium Low Rise (less than 5 Stories)	261	42,643,044	6.24	163,383	687	88.63
Condominium Mid Rise (5 to 8 stories)	11	1,789,781	0.26	162,707	702	89.88
Condotels 1 to 4 Stories	1	171,508	0.03	171,508	775	80.00
Leasehold	2	392,899	0.06	196,450	644	100.00
Planned Unit Development (Attached)	130	21,897,147	3.20	168,440	673	91.45
Planned Unit Development (Detached)	469	96,480,183	14.12	205,715	680	89.41
Single Family Detached	3,001	461,236,845	67.50	153,694	666	92.06
Two to Four Family Units	282	51,947,880	7.60	184,212	700	86.75
Townhouse	32	4,391,467	0.64	137,233	653	90.62
Total	**4,196**	**$683,350,164**	**100 %**	**$162,858**	**672**	**91.01 %**

Aggregate Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,585	$364,723,275	53.37 %	$141,092	663	94.79 %
Reduced Documentation	1,611	318,626,889	46.63	197,782	683	86.67
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Months PP	180	$37,274,173	5.45 %	$207,079	678	90.95 %
24 Months PP	1,255	188,872,024	27.64	150,496	649	95.32
36 Months PP	874	136,767,316	20.01	156,484	682	92.12
60 Months PP	36	7,121,454	1.04	197,818	678	84.81
Other	10	2,251,252	0.33	225,125	668	75.73
None	1,841	311,063,944	45.52	168,965	682	88.16
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Other means not None, 12, 24, 36 or 60 months and not more than 60 months.

Aggregate Index Types

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1YR TRSRY-CMT	16	$3,211,817	0.47 %	$200,739	677	82.03 %
WSJ-1YRLIBOR	575	95,826,032	14.02	166,654	706	90.95
WSJ-6MLIBOR	2,552	428,567,426	62.72	167,934	659	92.25
Fixed	1,053	155,744,889	22.79	147,906	689	87.82
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	1,053	$155,744,889	22.79 %	$147,906	689	87.82 %
7.000 - 7.999	1	199,655	0.03	199,655	751	80.00
8.000 - 8.999	1	264,000	0.04	264,000	674	80.00
9.000 - 9.999	9	1,853,375	0.27	205,931	645	76.41
10.000 - 10.999	114	25,465,097	3.73	223,378	678	81.75
11.000 - 11.999	414	86,976,740	12.73	210,089	691	84.17
12.000 - 12.999	733	141,878,775	20.76	193,559	691	90.32
13.000 - 13.999	952	153,440,309	22.45	161,177	664	95.33
14.000 - 14.999	654	89,587,359	13.11	136,984	631	97.67
15.000 - 15.999	231	24,878,858	3.64	107,701	609	98.20
16.000 - 16.999	30	2,759,182	0.40	91,973	591	97.01
17.000 - 17.999	4	301,924	0.04	75,481	571	97.22
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
July 2005	3	733,000	0.11 %	244,333	665	85.96 %
August 2005	9	1,636,990	0.24	181,888	710	86.79
September 2005	1	118,483	0.02	118,483	647	100.00
November 2005	2	188,398	0.03	94,199	518	92.89
February 2006	3	465,676	0.07	155,225	724	90.93
March 2006	1	153,768	0.02	153,768	606	100.00
May 2006	2	233,956	0.03	116,978	624	92.73
June 2006	1	77,604	0.01	77,604	589	100.00
July 2006	3	305,434	0.04	101,811	593	95.58
August 2006	2	193,988	0.03	96,994	600	95.62
September 2006	7	1,121,050	0.16	160,150	640	97.40
October 2006	4	601,771	0.09	150,443	613	94.11
November 2006	27	3,997,519	0.58	148,056	625	95.85
December 2006	134	20,546,493	3.01	153,332	643	95.06
January 2007	663	99,278,284	14.53	149,741	645	95.48
February 2007	775	124,035,270	18.15	160,046	650	95.30
March 2007	129	16,866,717	2.47	130,750	646	97.07
May 2007	1	197,550	0.03	197,550	710	80.00
July 2007	2	627,474	0.09	313,737	641	77.39
August 2007	1	241,652	0.04	241,652	683	80.00
September 2007	2	418,000	0.06	209,000	714	83.23
October 2007	5	1,238,275	0.18	247,655	657	83.53
November 2007	18	2,781,668	0.41	154,537	644	92.47
December 2007	79	14,234,303	2.08	180,181	676	87.13
January 2008	203	37,602,742	5.50	185,235	679	88.36
February 2008	363	65,943,864	9.65	181,664	687	88.99
March 2008	195	27,276,377	3.99	139,879	712	97.77
May 2009	2	339,203	0.05	169,602	587	76.99
July 2009	2	325,336	0.05	162,668	689	83.60
August 2009	2	306,999	0.04	153,500	666	97.71
September 2009	4	998,198	0.15	249,550	673	85.57
October 2009	9	1,993,346	0.29	221,483	694	85.57
November 2009	11	2,222,516	0.33	202,047	688	82.76
December 2009	55	11,424,857	1.67	207,725	691	83.83
January 2010	164	34,251,823	5.01	208,853	695	83.14
February 2010	242	50,608,966	7.41	209,128	691	88.52
March 2010	8	2,437,900	0.36	304,738	688	78.51
December 2011	2	345,293	0.05	172,646	658	86.60
January 2012	2	215,963	0.03	107,982	659	80.00
February 2012	4	879,366	0.13	219,842	728	78.33
March 2012	1	139,200	0.02	139,200	725	80.00
Fixed	1,053	155,744,889	22.79	147,906	689	87.82
Total	**4,196**	**$683,350,164**	**100 %**	**$162,858**	**672**	**91.01 %**

Aggregate Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 - 2.499	404	$87,519,855	12.81 %	216,633	690	82.23 %
2.500 - 2.999	261	55,066,423	8.06	210,982	694	84.95
3.000 - 3.499	279	45,579,514	6.67	163,367	721	91.93
3.500 - 3.999	156	31,871,967	4.66	204,307	693	91.45
4.000 - 4.499	133	19,104,049	2.80	143,639	698	99.15
4.500 - 4.999	25	4,287,969	0.63	171,519	669	94.63
5.000 - 5.499	128	24,724,198	3.62	193,158	678	95.59
5.500 - 5.999	89	18,704,225	2.74	210,160	666	87.13
6.000 - 6.499	181	38,395,166	5.62	212,128	665	94.20
6.500 - 6.999	256	42,245,108	6.18	165,020	655	94.74
7.000 - 7.499	367	53,467,242	7.82	145,687	638	96.97
7.500 - 7.999	387	52,854,543	7.73	136,575	624	97.62
8.000 - 8.499	208	25,551,843	3.74	122,845	620	97.93
8.500 - 8.999	160	17,852,888	2.61	111,581	616	98.56
9.000 - 9.499	69	6,611,065	0.97	95,813	603	97.89
9.500 - 9.999	34	3,286,246	0.48	96,654	592	98.41
10.000 - 10.499	5	354,391	0.05	70,878	522	86.57
10.500 - 10.999	1	128,583	0.02	128,583	590	100.00
Fixed	1,053	155,744,889	22.79	147,906	689	87.82
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

RAMP Series 2005-RS3 – Collateral Characteristics
Group IA Summary Report
(Statistical Pool)

Principal Balance	$288,659,023.51		
Number of Mortgage Loans	1,787		
	Average	**Minimum**	**Maximum**
Original Principal Balance	161,733.65	27,000.00	1,572,000.00
Current Principal Balance	161,532.75	26,974.37	1,563,852.66
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	358	120	361
Remaining Term to Stated Maturity (mos)	356	118	360
Age (mos)	2	0	16
Mortgage Rate (%)	7.22	4.25	11.49
Loan-to-Value Ratio (%)	91.46	16	106
Credit Score	674	503	817
Margin (%)	5.773	2.250	10.250
Initial Periodic Cap (%)	3.005	1.000	6.000
Periodic Cap (%)	1.216	1.000	6.000
Maximum Mortgage Rate (%)	13.260	10.125	17.800
Minimum Mortgage Rate (%)	6.126	2.250	11.375
Next Rate Adj. (mos)	26	4	36

Lien Position	**% of Mortgage Loans**
1st Lien	100.00

Occupancy	**% of Mortgage Loans**
Primary Residence	78.09
Non-Owner Occupied	17.55
Second/Vacation	4.35

Documentation	**% of Mortgage Loans**
Full Documentation	60.84
Reduced Documentation	39.16

Servicing	**% of Mortgage Loans**
Homecomings	92.72

Delinquency	**% of Mortgage Loans**
Current	99.60
30 to 59 Days Delinquent	0.34
60 or more Days	0.06

Loan Type	**% of Mortgage Loans**
Adjustable-rate	65.59
Fixed-rate	34.41

Loan Purpose	**% of Mortgage Loans**
Purchase	59.40
Equity Refinance	33.58
Rate/Term Refinance	7.02

Property Type	**% of Mortgage Loans**
Single-family detached	69.30
PUD (detached)	14.48
Two- to four-family units	7.32
Condo Low-rise	5.47
PUD (attached)	1.92
Townhouse	0.94
Condo Mid-rise	0.22
Condo High-rise	0.21
Leasehold	0.14

% with Active Prepayment Penalty	58.23
% over 80% LTV with MI	8.48
IO Loans (%)	14.50

Group IA Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
500 to 519	6	$432,810	0.15 %	$72,135	84.22 %
520 to 539	4	783,774	0.27	195,944	88.89
540 to 559	4	667,069	0.23	166,767	84.56
560 to 579	15	1,373,080	0.48	91,539	91.62
580 to 599	106	14,625,071	5.07	137,972	94.43
600 to 619	187	26,173,635	9.07	139,966	95.45
620 to 639	234	37,435,375	12.97	159,980	90.63
640 to 659	244	42,100,857	14.58	172,544	91.34
660 to 679	206	39,547,033	13.70	191,976	88.67
680 to 699	224	37,912,560	13.13	169,253	92.51
700 to 719	159	24,179,937	8.38	152,075	91.79
720 to 739	142	22,578,465	7.82	159,003	91.30
740 to 759	114	16,324,067	5.66	143,194	93.24
760 or greater	137	23,538,237	8.15	171,812	89.31
Subtotal with Credit Score	1,782	$287,671,970	99.66 %	$161,432	91.51 %
Not Available	5	987,053	0.34	197,411	76.26
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**91.46 %**

Group2B Credit Scores indicated as having a Credit Score that is "Not Available" include certain Group IA Credit Scores where the Credit Score was not provided by the related seller and Group IA Credit Scores where no credit history can be obtained for the related mortgagor

Group IA Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	660	$48,466,808	16.79 %	$73,435	675	95.03 %
100,001 to 200,000	770	108,562,424	37.61	140,990	669	95.37
200,001 to 300,000	164	40,276,769	13.95	245,590	673	92.68
300,001 to 400,000	83	30,031,414	10.40	361,824	667	89.34
400,001 to 500,000	66	29,510,263	10.22	447,125	667	86.68
500,001 to 600,000	21	11,642,063	4.03	554,384	695	82.38
600,001 to 700,000	12	7,768,987	2.69	647,416	673	80.23
800,001 to 900,000	1	840,000	0.29	840,000	680	58.00
900,001 to 1,000,000	6	5,871,771	2.03	978,628	699	74.57
1,300,001 to 1,400,000	2	2,624,671	0.91	1,312,336	789	67.98
1,400,001 to 1,500,000	1	1,500,000	0.52	1,500,000	781	75.00
1,500,001 to 1,600,000	1	1,563,853	0.54	1,563,853	725	69.00
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	2	$317,867	0.11 %	$158,933	687	85.68 %
4.500 to 4.999	3	731,474	0.25	243,825	678	77.76
5.000 to 5.499	25	7,318,964	2.54	292,759	728	77.12
5.500 to 5.999	86	24,775,083	8.58	288,082	691	82.50
6.000 to 6.499	182	44,165,979	15.30	242,670	683	84.23
6.500 to 6.999	251	45,724,420	15.84	182,169	685	88.76
7.000 to 7.499	285	48,348,351	16.75	169,643	673	93.79
7.500 to 7.999	356	50,839,827	17.61	142,809	662	95.87
8.000 to 8.499	228	27,773,405	9.62	121,813	670	98.01
8.500 to 8.999	270	30,161,908	10.45	111,711	663	98.40
9.000 to 9.499	38	3,428,392	1.19	90,221	611	97.11
9.500 to 9.999	45	3,677,646	1.27	81,725	602	98.86
10.000 to 10.499	10	947,035	0.33	94,704	577	95.50
10.500 to 10.999	4	339,762	0.12	84,941	588	100.00
11.000 to 11.499	2	108,910	0.04	54,455	550	92.29
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 - 3.999	1	$120,317	0.04 %	$120,317	648	95.00 %
4.000 - 4.499	3	753,024	0.26	251,008	690	77.83
4.500 - 4.999	20	6,037,699	2.09	301,885	727	74.36
5.000 - 5.499	63	19,803,501	6.86	314,341	694	82.77
5.500 - 5.999	172	43,261,663	14.99	251,521	688	83.53
6.000 - 6.499	218	42,526,276	14.73	195,075	681	88.46
6.500 - 6.999	299	49,474,494	17.14	165,467	673	92.68
7.000 - 7.499	343	51,844,853	17.96	151,151	667	95.19
7.500 - 7.999	266	33,005,440	11.43	124,081	656	97.81
8.000 - 8.499	266	29,731,471	10.30	111,772	679	98.52
8.500 - 8.999	73	6,823,729	2.36	93,476	629	98.50
9.000 - 9.499	41	3,467,762	1.20	84,580	602	98.29
9.500 - 9.999	16	1,360,122	0.47	85,008	584	96.87
10.000 - 10.499	4	339,762	0.12	84,941	588	100.00
10.500 - 10.999	1	55,944	0.02	55,944	510	85.00
11.000 - 11.499	1	52,966	0.02	52,966	592	100.00
Total	**1,787**	**288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	4	$715,510	0.25 %	$178,877	622
50.01 to 55.00	5	1,455,600	0.50	291,120	665
55.01 to 60.00	5	1,791,813	0.62	358,363	651
60.01 to 65.00	8	3,761,566	1.30	470,196	714
65.01 to 70.00	16	7,382,958	2.56	461,435	680
70.01 to 75.00	41	11,771,964	4.08	287,121	695
75.01 to 80.00	214	44,865,462	15.54	209,652	686
80.01 to 85.00	46	7,922,334	2.74	172,225	657
85.01 to 90.00	162	29,559,583	10.24	182,467	667
90.01 to 95.00	288	49,833,773	17.26	173,034	656
95.01 to 100.00	966	125,595,394	43.51	130,016	676
100.01 to 105.00	31	3,850,650	1.33	124,215	704
105.01 to 110.00	1	152,417	0.05	152,417	769
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**

Group IA Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	86	32,400,034	11.22 %	$376,745	680	81.84 %
Florida	160	26,573,204	9.21	166,083	674	92.18
Texas	192	22,021,279	7.63	114,694	689	94.18
Georgia	107	15,152,799	5.25	141,615	666	94.67
Illinois	77	13,718,721	4.75	178,165	660	95.54
Virginia	71	12,085,013	4.19	170,211	671	89.99
Maryland	41	11,969,062	4.15	291,928	679	87.42
Michigan	83	10,565,774	3.66	127,298	664	96.26
New Jersey	39	10,140,049	3.51	260,001	679	89.36
Indiana	93	9,820,960	3.40	105,602	663	97.07
Ohio	79	9,124,274	3.16	115,497	660	96.79
Arizona	47	8,658,698	3.00	184,228	671	88.78
New York	34	8,547,392	2.96	251,394	694	88.72
Pennsylvania	64	8,337,017	2.89	130,266	652	91.67
North Carolina	52	6,265,536	2.17	120,491	676	94.56
Washington	32	5,624,693	1.95	175,772	680	92.41
Tennessee	52	5,610,547	1.94	107,895	647	98.35
Colorado	26	5,083,115	1.76	195,504	687	95.18
Nevada	17	4,910,515	1.70	288,854	680	90.66
Missouri	53	4,877,523	1.69	92,029	673	95.67
Wisconsin	37	4,686,992	1.62	126,675	652	96.22
District of Columbia	11	4,619,717	1.60	419,974	685	84.63
Louisiana	35	3,593,291	1.24	102,665	676	94.08
Kentucky	32	3,202,629	1.11	100,082	676	97.96
Oregon	18	3,199,667	1.11	177,759	683	94.21
Alabama	25	3,178,827	1.10	127,153	664	88.02
Connecticut	11	2,932,881	1.02	266,626	659	84.28
Minnesota	17	2,850,436	0.99	167,673	652	90.64
South Carolina	24	2,851,120	0.99	118,797	645	95.41
Massachusetts	11	2,407,145	0.83	218,831	693	88.33
Other	161	23,650,113	8.19	147,895	686	91.78
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	545	96,921,403	33.58	177,837	657	88.37 %
Purchase	1,142	171,462,178	59.40	150,142	684	94.10
Rate/Term Refinance	100	20,275,443	7.02	202,754	670	83.92
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	446	$50,669,627	17.55 %	$113,609	719	90.95 %
Primary Residence	1,257	225,425,916	78.09	179,336	663	91.40
Second / Vacation	84	12,563,481	4.35	149,565	686	94.51
Total	**1,787**	**$288,659,024**	**100.00 %**	**161,533**	**674**	**91.46 %**

Group IA Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (9 Stories or more)	2	$610,481	0.21 %	$305,240	720	87.64 %
Condominium Low Rise (less than 5 Stories)	94	15,780,367	5.47	167,876	682	91.18
Condominium Mid Rise (5 to 8 stories)	4	623,962	0.22	155,991	724	83.42
Leasehold	2	392,899	0.14	196,450	644	100.00
Planned Unit Development (Attached)	36	5,555,375	1.92	154,316	657	94.29
Planned Unit Development (Detached)	191	41,800,812	14.48	218,852	683	88.78
Single Family Detached	1,325	200,043,230	69.30	150,976	668	92.17
Two to Four Family Units	116	21,136,157	7.32	182,208	713	89.44
Townhouse	17	2,715,740	0.94	159,749	657	93.53
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,233	$175,629,902	60.84 %	$142,441	668	94.68 %
Reduced Documentation	554	113,029,121	39.16	204,024	684	86.45
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Month PP	75	$15,688,094	5.43 %	$209,175	680	93.28 %
24 Month PP	556	87,403,275	30.28	157,200	660	94.29
36 Month PP	421	58,979,652	20.43	140,094	672	94.33
60 Month PP	20	4,338,020	1.50	216,901	659	87.18
None	711	120,583,853	41.77	169,598	685	88.19
Other PP	4	1,666,129	0.58	416,532	666	72.12
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Other means not None, 12, 24, 36 or 60 months and not more than 60 months.

Group IA Index Types

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1YR TRSRY-CMT	9	$1,890,719	0.66 %	$210,080	685	78.43 %
WSJ-1YRLIBOR	161	28,231,837	9.78	175,353	709	91.65
WSJ-6MLIBOR	913	159,217,479	55.16	174,389	656	92.84
Fixed	704	99,318,988	34.41	141,078	693	89.43
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
10.000 - 10.999	11	3,105,853	1.08	282,350	680	79.07
11.000 - 11.999	77	19,693,696	6.82	255,762	695	83.23
12.000 - 12.999	247	52,706,600	18.26	213,387	686	89.32
13.000 - 13.999	402	69,400,521	24.04	172,638	661	95.02
14.000 - 14.999	255	36,060,491	12.49	141,414	635	97.44
15.000 - 15.999	78	7,136,133	2.47	91,489	609	97.97
16.000 - 16.999	10	1,038,442	0.36	103,844	582	95.89
17.000 - 17.999	3	198,299	0.07	66,100	564	95.77
Fixed	704	99,318,988	34.41	141,078	693	89.43
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
July 2005	3	$733,000	0.25 %	$244,333	665	85.96 %
August 2005	2	360,000	0.12	180,000	661	90.00
November 2005	1	54,490	0.02	54,490	0	100.00
February 2006	1	152,417	0.05	152,417	769	106.00
May 2006	2	233,956	0.08	116,978	624	92.73
July 2006	1	54,055	0.02	54,055	644	75.00
August 2006	1	137,305	0.05	137,305	608	100.00
September 2006	5	911,909	0.32	182,382	658	97.95
October 2006	1	279,059	0.10	279,059	642	95.00
November 2006	13	2,093,225	0.73	161,017	618	95.78
December 2006	41	7,249,267	2.51	176,811	664	94.00
January 2007	336	53,369,955	18.49	158,839	653	94.74
February 2007	309	54,411,866	18.85	176,090	662	94.33
March 2007	19	2,959,237	1.03	155,749	661	94.88
May 2007	1	197,550	0.07	197,550	710	80.00
July 2007	1	327,474	0.11	327,474	610	75.00
September 2007	1	148,000	0.05	148,000	720	80.00
October 2007	5	1,238,275	0.43	247,655	657	83.53
November 2007	16	2,249,567	0.78	140,598	632	93.65
December 2007	54	9,424,093	3.26	174,520	673	87.85
January 2008	114	22,369,282	7.75	196,222	670	88.24
February 2008	148	28,648,153	9.92	193,569	688	89.74
March 2008	8	1,737,900	0.60	217,238	674	89.36
Fixed	704	99,318,988	34.41	141,078	693	89.43
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 - 2.499	44	$12,810,838	4.44 %	$291,155	695	79.56 %
2.500 - 2.999	74	19,918,246	6.90	269,165	698	80.68
3.000 - 3.499	77	13,515,631	4.68	175,528	720	92.69
3.500 - 3.999	14	3,536,575	1.23	252,612	685	92.57
4.000 - 4.499	35	5,313,332	1.84	151,809	695	98.65
4.500 - 4.999	14	2,622,681	0.91	187,334	661	97.66
5.000 - 5.499	66	13,417,485	4.65	203,295	677	94.30
5.500 - 5.999	40	9,647,352	3.34	241,184	666	85.65
6.000 - 6.499	81	20,347,557	7.05	251,204	669	94.66
6.500 - 6.999	107	19,268,013	6.68	180,075	661	93.62
7.000 - 7.499	178	27,153,047	9.41	152,545	645	96.97
7.500 - 7.999	148	20,286,841	7.03	137,073	630	96.82
8.000 - 8.499	87	10,215,971	3.54	117,425	624	98.50
8.500 - 8.999	51	5,418,343	1.88	106,242	626	98.52
9.000 - 9.499	36	3,089,631	1.07	85,823	603	98.51
9.500 - 9.999	26	2,424,102	0.84	93,235	592	98.04
10.000 - 10.499	5	354,391	0.12	70,878	522	86.57
Fixed	704	99,318,988	34.41	141,078	693	89.43
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

RAMP Series 2005-RS3 – Collateral Characteristics
Group IB Summary Report
(Statistical Pool)

Principal Balance	$288,202,173.32		
Number of Mortgage Loans	1,901		
	Average	**Minimum**	**Maximum**
Original Principal Balance	151,779.86	30,000.00	518,000.00
Current Principal Balance	151,605.56	29,915.20	517,574.56
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	357	180	371
Remaining Term to Stated Maturity (mos)	355	174	369
Age (mos)	2	0	20
Mortgage Rate (%)	7.22	4.75	10.88
Loan-to-Value Ratio (%)	92.51	17	104
Credit Score	664	501	821
Margin (%)	5.720	2.250	10.621
Initial Periodic Cap (%)	2.951	0.500	6.000
Periodic Cap (%)	1.276	1.000	6.000
Maximum Mortgage Rate (%)	13.349	7.375	17.050
Minimum Mortgage Rate (%)	6.015	2.250	10.880
Next Rate Adj. (mos)	27	5	36

Lien Position	**% of Mortgage Loans**
1st Lien	100.00

Occupancy	**% of Mortgage Loans**
Primary Residence	83.90
Non-Owner Occupied	16.10
Second/Vacation	0.00

Documentation	**% of Mortgage Loans**
Full Documentation	58.16
Reduced Documentation	41.84

Servicing	**% of Mortgage Loans**
Homecomings	94.23

Delinquency	**% of Mortgage Loans**
Current	100.00
30 to 59 Days Delinquent	0.00
60 or more Days	0.00

Loan Type	**% of Mortgage Loans**
Adjustable-rate	80.42
Fixed-rate	19.58

Loan Purpose	**% of Mortgage Loans**
Purchase	58.66
Equity Refinance	34.28
Rate/Term Refinance	7.06

Property Type	**% of Mortgage Loans**
Single-family detached	72.77
PUD (detached)	11.33
Two- to four-family units	6.95
Condo Low-rise	5.08
PUD (attached)	3.31
Condotel	0.06
Townhouse	0.50

% with Active Prepayment Penalty	54.70
% over 80% LTV with MI	12.37
IO Loans (%)	16.42

Group IB Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
500 to 519	2	$215,761	0.07 %	$107,881	82.41 %
520 to 539	2	227,708	0.08	113,854	92.83
540 to 559	3	390,232	0.14	130,077	93.06
560 to 579	18	2,120,949	0.74	117,830	93.07
580 to 599	170	23,140,555	8.03	136,121	96.68
600 to 619	279	37,105,198	12.87	132,994	97.21
620 to 639	253	37,652,380	13.06	148,824	91.76
640 to 659	269	44,057,379	15.29	163,782	90.07
660 to 679	248	43,386,323	15.05	174,945	88.29
680 to 699	212	33,989,541	11.79	160,328	91.65
700 to 719	139	20,535,222	7.13	147,735	92.64
720 to 739	106	16,048,444	5.57	151,400	93.35
740 to 759	92	13,929,832	4.83	151,411	95.43
760 or greater	107	15,286,739	5.30	142,867	93.97
Subtotal with Credit Score	1,900	288,086,264	99.96	151,624	92.52
Not Available	1	115,909	0.04	115,909	80.00
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**92.51 %**

Group2A Credit Scores indicated as having a Credit Score that is "Not Available" include certain Group IB Credit Scores where the Credit Score was not provided by the related seller and Group IB Credit Scores where no credit history can be obtained for the related mortgagor

Group IB Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	565	$43,078,291	14.95 %	$76,245	657	95.44 %
100,001 to 200,000	914	134,650,211	46.72	147,320	661	93.20
200,001 to 300,000	326	78,753,596	27.33	241,575	671	90.72
300,001 to 400,000	94	30,775,387	10.68	327,398	668	90.32
400,001 to 500,000	1	427,114	0.15	427,114	680	95.00
500,001 to 600,000	1	517,575	0.18	517,575	650	70.00
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 to 4.999	7	$1,207,117	0.42 %	$172,445	657	82.55 %
5.000 to 5.499	23	4,429,411	1.54	192,583	690	83.35
5.500 to 5.999	139	26,545,031	9.21	190,971	687	84.29
6.000 to 6.499	285	49,518,449	17.18	173,749	680	86.41
6.500 to 6.999	339	57,466,267	19.94	169,517	690	91.41
7.000 to 7.499	191	27,781,402	9.64	145,452	671	94.00
7.500 to 7.999	351	51,781,645	17.97	147,526	650	96.72
8.000 to 8.499	207	28,497,794	9.89	137,671	639	97.90
8.500 to 8.999	230	26,942,911	9.35	117,143	625	97.96
9.000 to 9.499	94	9,948,761	3.45	105,838	611	98.36
9.500 to 9.999	31	3,705,052	1.29	119,518	602	98.09
10.000 to 10.499	2	158,551	0.06	79,276	584	100.00
10.500 to 11.000	2	219,782	0.08	109,891	626	74.22
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	3	$610,117	0.21 %	$203,372	655	86.30 %
4.500 - 4.999	16	2,972,495	1.03	185,781	679	80.62
5.000 - 5.499	112	21,508,142	7.46	192,037	683	82.04
5.500 - 5.999	233	41,077,808	14.25	176,300	682	86.66
6.000 - 6.499	335	56,394,124	19.57	168,341	691	90.01
6.500 - 6.999	242	39,620,413	13.75	163,721	672	93.82
7.000 - 7.499	350	49,516,060	17.18	141,474	657	95.96
7.500 - 7.999	245	35,120,032	12.19	143,347	636	98.06
8.000 - 8.499	226	26,645,866	9.25	117,902	628	97.98
8.500 - 8.999	108	11,467,942	3.98	106,185	610	98.37
9.000 - 9.499	28	2,945,766	1.02	105,206	615	98.56
9.500 - 9.999	1	103,625	0.04	103,625	584	100.00
10.000 - 10.499	2	219,782	0.08	109,891	626	74.22
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	14	$1,738,111	0.60	%	$124,151	683
50.01 to 55.00	5	1,190,855	0.41		238,171	655
55.01 to 60.00	4	549,925	0.19		137,481	665
60.01 to 65.00	8	1,087,937	0.38		135,992	651
65.01 to 70.00	28	5,581,075	1.94		199,324	659
70.01 to 75.00	35	6,305,760	2.19		180,165	654
75.01 to 80.00	249	43,246,620	15.01		173,681	677
80.01 to 85.00	57	9,982,167	3.46		175,126	676
85.01 to 90.00	159	27,353,240	9.49		172,033	671
90.01 to 95.00	338	54,689,359	18.98		161,803	649
95.01 to 100.00	984	134,063,943	46.52		136,244	663
100.01 to 105.00	20	2,413,181	0.84		120,659	717
Total	**1,901**	**$288,202,173**	**100.00**	**%**	**$151,606**	**664**

Group IB Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Florida	180	$28,600,317	9.92 %	$158,891	668	91.16 %
California	95	23,187,025	8.05	244,074	663	86.37
Michigan	135	18,200,739	6.32	134,820	656	95.00
Texas	127	17,057,438	5.92	134,311	660	94.85
Illinois	88	15,390,631	5.34	174,894	670	93.05
Georgia	98	14,411,861	5.00	147,060	642	93.77
Minnesota	59	11,354,608	3.94	192,451	657	94.14
Virginia	65	10,797,971	3.75	166,123	668	91.89
Ohio	92	10,746,101	3.73	116,805	665	96.71
New Jersey	44	9,866,222	3.42	224,232	675	84.32
Arizona	59	9,056,930	3.14	153,507	677	93.22
Pennsylvania	65	8,274,327	2.87	127,297	656	92.77
Missouri	65	7,904,527	2.74	121,608	668	95.88
Maryland	38	7,147,607	2.48	188,095	661	91.38
North Carolina	65	7,041,980	2.44	108,338	660	95.08
Tennessee	55	6,575,290	2.28	119,551	631	98.37
Colorado	35	6,470,433	2.25	184,870	687	91.56
Washington	36	6,062,693	2.10	168,408	686	93.78
Indiana	42	5,561,172	1.93	132,409	667	96.74
Wisconsin	48	5,422,718	1.88	112,973	662	95.72
South Carolina	32	4,405,883	1.53	137,684	648	93.96
Massachusetts	18	4,161,353	1.44	231,186	672	83.96
New York	23	4,094,097	1.42	178,004	668	80.06
Oregon	24	3,763,134	1.31	156,797	705	92.65
Louisiana	34	3,555,442	1.23	104,572	668	98.38
Alabama	32	3,233,830	1.12	101,057	657	95.99
Connecticut	17	3,173,764	1.10	186,692	668	89.94
Nevada	16	3,034,764	1.05	189,673	674	86.04
Iowa	24	3,006,415	1.04	125,267	668	97.44
Oklahoma	20	2,726,297	0.95	136,315	656	95.37
Other	170	23,916,606	8.30	140,686,	661	93.33
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	604	$98,804,817	34.28 %	$163,584	649	88.56 %
Purchase	1,165	169,062,180	58.66	145,118	672	95.28
Rate/Term Refinance	132	20,335,177	7.06	154,054	671	88.69
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	350	$46,396,279	16.10 %	$132,561	716	90.47 %
Primary Residence	1,551	241,805,894	83.90	155,903	654	92.90
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium Low Rise (less than 5 Stories)	99	$14,641,936	5.08 %	$147,898	680	89.77 %
Condotels (1 to 4 Stories)	1	171,508	0.06	171,508	775	80.00
Planned Unit Development (Attached)	59	9,551,070	3.31	161,883	671	92.65
Planned Unit Development (Detached)	177	32,642,097	11.33	184,419	669	91.84
Single Family Detached	1,431	209,710,922	72.77	146,549	659	93.42
Two to Four Family Units	122	20,037,200	6.95	164,239	690	86.43
Townhouse	12	1,447,440	0.50	120,620	646	88.50
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,238	$167,631,410	58.16 %	$135,405	657	96.00 %
Reduced Documentation	663	120,570,763	41.84	181,856	674	87.66
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Month PP	66	$11,470,616	3.98 %	$173,797	667	88.78 %
24 Month PP	695	100,727,196	34.95	144,931	639	96.26
36 Month PP	280	44,859,611	15.57	160,213	687	90.96
None	854	130,559,627	45.30	152,880	675	90.51
Other PP	6	585,123	0.20	97,521	674	86.02
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Other means not None, 12, 24, 36 or 60 months and not more than 60 months.

Group IB Index Types

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1YR TRSRY-CMT	1	$151,500	0.05 %	$151,500	692	90.00 %
WSJ-1YRLIBOR	308	45,254,786	15.70	146,931	711	95.48
WSJ-6MLIBOR	1,243	186,369,986	64.67	149,936	647	94.07
Fixed	349	56,425,901	19.58	161,679	682	84.97
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
7.000 - 7.999	1	$199,655	0.07 %	$199,655	751	80.00 %
8.000 - 8.999	1	264,000	0.09	264,000	674	80.00
9.000 - 9.999	6	1,022,350	0.35	170,392	656	81.38
10.000 - 10.999	42	8,335,397	2.89	198,462	677	84.00
11.000 - 11.999	132	24,870,572	8.63	188,413	682	86.49
12.000 - 12.999	319	54,425,867	18.88	170,614	695	92.87
13.000 - 13.999	483	70,490,300	24.46	145,943	660	96.02
14.000 - 14.999	394	52,601,041	18.25	133,505	627	97.92
15.000 - 15.999	153	17,742,725	6.16	115,966	609	98.29
16.000 - 16.999	20	1,720,740	0.60	86,037	596	97.68
17.000 - 17.999	1	103,625	0.04	103,625	584	100.00
Fixed	349	56,425,901	19.58	161,679	682	84.97
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
August 2005	7	$1,276,990	0.44 %	$182,427	724	85.88 %
September 2005	1	118,483	0.04	118,483	647	100.00
November 2005	1	133,908	0.05	133,908	518	90.00
February 2006	2	313,259	0.11	156,630	703	83.59
March 2006	1	153,768	0.05	153,768	606	100.00
June 2006	1	77,604	0.03	77,604	589	100.00
July 2006	2	251,379	0.09	125,690	582	100.00
August 2006	1	56,683	0.02	56,683	580	85.00
September 2006	2	209,141	0.07	104,571	562	95.00
October 2006	3	322,712	0.11	107,571	589	93.33
November 2006	14	1,904,294	0.66	136,021	632	95.93
December 2006	93	13,297,227	4.61	142,981	632	95.64
January 2007	327	45,908,329	15.93	140,392	635	96.34
February 2007	466	69,623,403	24.16	149,406	641	96.06
March 2007	110	13,907,480	4.83	126,432	643	97.54
July 2007	1	300,000	0.10	300,000	674	80.00
August 2007	1	241,652	0.08	241,652	683	80.00
September 2007	1	270,000	0.09	270,000	710	85.00
November 2007	2	532,101	0.18	266,051	694	87.47
December 2007	25	4,810,209	1.67	192,408	682	85.71
January 2008	89	15,233,460	5.29	171,162	693	88.54
February 2008	215	37,295,711	12.94	173,468	685	88.41
March 2008	187	25,538,477	8.86	136,569	715	98.34
Fixed	349	56,425,901	19.58	161,679	682	84.97
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 - 2.499	149	28,572,592	9.91	191,762	682	84.26 %
2.500 - 2.999	40	7,654,353	2.66	191,359	694	85.87
3.000 - 3.499	165	23,554,150	8.17	142,752	732	94.61
3.500 - 3.999	40	7,239,274	2.51	180,982	704	89.90
4.000 - 4.499	98	13,790,717	4.79	140,722	699	99.34
4.500 - 4.999	11	1,665,287	0.58	151,390	683	89.85
5.000 - 5.499	60	10,856,587	3.77	180,943	677	97.26
5.500 - 5.999	47	8,659,148	3.00	184,237	665	89.49
6.000 - 6.499	94	16,136,227	5.60	171,662	659	93.61
6.500 - 6.999	148	22,483,462	7.80	151,915	651	95.69
7.000 - 7.499	189	26,314,195	9.13	139,229	630	96.98
7.500 - 7.999	239	32,567,702	11.30	136,267	620	98.12
8.000 - 8.499	121	15,335,872	5.32	126,743	618	97.55
8.500 - 8.999	109	12,434,545	4.31	114,078	612	98.57
9.000 - 9.499	33	3,521,434	1.22	106,710	602	97.35
9.500 - 9.999	8	862,144	0.30	107,768	591	99.45
10.500 - 10.999	1	128,583	0.04	128,583	590	100.00
Fixed	349	56,425,901	19.58	161,679	682	84.97
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

RAMP Series 2005-RS3 – Collateral Characteristics
Group II Summary Report

Principal Balance	$106,488,967		
Number of Mortgage Loans	508		
	Average	**Minimum**	**Maximum**
Original Principal Balance	209,851.64	44,000.00	975,000.00
Current Principal Balance	209,623.95	43,799.46	975,000.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	360	359	360
Remaining Term to Stated Maturity (mos)	358	350	360
Age (mos)	2	0	10
Mortgage Rate (%)	6.447	4.75	8.50
Loan-to-Value Ratio (%)	85.71	45	100
Credit Score	692	576	814
Margin (%)	2.842	2.250	6.500
Initial Periodic Cap (%)	5.352	2.000	6.250
Periodic Cap (%)	1.650	1.000	2.000
Maximum Mortgage Rate (%)	11.949	9.750	14.500
Minimum Mortgage Rate (%)	2.873	2.250	7.693
Next Rate Adj. (mos)	59	50	84

Lien Position	% of Mortgage Loans
1st Lien	100.00

Occupancy	% of Mortgage Loans
Primary Residence	74.77
Non-Owner Occupied	19.61
Second/Vacation	5.62

Documentation	% of Mortgage Loans
Full Documentation	20.15
Reduced Documentation	79.85

Servicing	% of Mortgage Loans
Homecomings	93.96

Delinquency	% of Mortgage Loans
Current	100.00
30 to 59 Days Delinquent	
60 or more Days	

Loan Type	% of Mortgage Loans
Adjustable-rate	100.00
Fixed-rate	0.00

Loan Purpose	% of Mortgage Loans
Purchase	64.41
Equity Refinance	27.16
Rate/Term Refinance	8.43

Property Type	% of Mortgage Loans
Single-family detached	48.35
PUD (detached)	20.69
Two- to four-family units	10.12
Condo Low-rise	11.48
PUD (attached)	6.38
Townhouse	0.21
Condo Mid-rise	1.09
Condo High-rise	1.68

% with Active Prepayment Penalty	43.73
% over 80% LTV with MI	48.32
IO Loans (%)	73.33

Group II Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
560 to 579	1	$260,196	0.24 %	$260,196	70.00 %
580 to 599	1	59,536	0.06	59,536	55.00
620 to 639	30	5,915,449	5.55	197,182	87.85
640 to 659	64	14,318,701	13.45	223,730	81.79
660 to 679	115	26,096,822	24.51	226,929	86.73
680 to 699	104	20,396,882	19.15	196,124	86.13
700 to 719	68	14,055,093	13.20	206,693	86.85
720 to 739	56	12,078,357	11.34	215,685	85.09
740 to 759	35	7,176,691	6.74	205,048	85.32
760 or greater	32	5,651,292	5.31	176,603	87.39
Subtotal with Credit Score	506	106,009,019	99.55	209,504	85.72
Not Available	2	$479,948	0.45	239,974	83.73
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**85.71 %**

Group II Credit Scores indicated as having a Credit Score that is "Not Available" include certain Group II Credit Scores where the Credit Score was not provided by the related seller and Group II Credit Scores where no credit history can be obtained for the related mortgagor

Group II Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	62	$4,803,442	4.51 %	$77,475	693	84.67 %
100,001 to 200,000	233	34,343,592	32.25	147,397	697	86.41
200,001 to 300,000	121	30,388,570	28.54	251,145	686	86.39
300,001 to 400,000	61	20,996,343	19.72	344,202	695	87.10
400,001 to 500,000	20	8,883,596	8.34	444,180	684	85.74
500,001 to 600,000	8	4,415,284	4.15	551,910	684	82.68
700,001 to 800,000	1	748,640	0.70	748,640	726	45.00
900,001 to 1,000,000	2	1,909,500	1.79	954,750	699	72.55
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 to 4.999	3	$831,025	0.78 %	$277,008	633	70.29 %
5.000 to 5.499	10	1,805,410	1.70	180,541	669	82.35
5.500 to 5.999	87	18,784,486	17.64	215,914	684	81.40
6.000 to 6.499	129	26,194,855	24.60	203,061	688	85.49
6.500 to 6.999	198	41,983,226	39.42	212,036	697	86.18
7.000 to 7.499	58	12,037,835	11.30	207,549	707	90.85
7.500 to 7.999	18	3,926,302	3.69	218,128	686	90.22
8.000 to 8.499	3	729,870	0.69	243,290	682	91.83
8.500 to 8.999	2	195,956	0.18	97,978	676	96.33
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	1	$260,196	0.24 %	$260,196	576	70.00 %
4.500 to 4.999	5	1,177,629	1.11	235,526	666	75.58
5.000 to 5.499	53	10,055,159	9.44	189,720	686	83.82
5.500 to 5.999	142	30,328,446	28.48	213,581	686	84.22
6.000 to 6.499	233	48,322,233	45.38	207,392	699	86.58
6.500 to 6.999	58	12,370,014	11.62	213,276	687	87.94
7.000 to 7.499	16	3,975,290	3.73	248,456	689	88.40
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	1	$748,640	0.70 %	$748,640	726
50.01 to 55.00	1	59,536	0.06	59,536	581
55.01 to 60.00	3	686,744	0.64	228,915	697
60.01 to 65.00	1	435,000	0.41	435,000	682
65.01 to 70.00	14	3,582,153	3.36	255,868	686
70.01 to 75.00	15	4,275,621	4.02	285,041	674
75.01 to 80.00	199	39,185,498	36.80	196,912	692
80.01 to 85.00	23	5,264,434	4.94	228,888	689
85.01 to 90.00	124	26,441,536	24.83	213,238	686
90.01 to 95.00	77	14,594,031	13.70	189,533	698
95.01 to 100.00	50	11,215,773	10.53	224,315	704
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**

Group II Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Florida	179	$33,660,950	31.61 %	$188,050	695	88.88 %
Virginia	27	8,272,043	7.77	306,372	682	86.22
New Jersey	24	7,365,219	6.92	306,884	696	81.41
Maryland	26	6,482,293	6.09	249,319	692	88.85
Massachusetts	19	5,260,229	4.94	276,854	691	81.96
California	15	4,872,466	4.58	324,831	680	78.88
Minnesota	18	3,639,550	3.42	202,197	675	83.81
Arizona	20	3,537,942	3.32	176,897	704	84.47
New York	10	3,459,337	3.25	345,934	696	89.24
Georgia	19	3,448,937	3.24	181,523	689	83.88
Illinois	15	3,357,358	3.15	223,824	697	77.77
Nevada	13	3,254,756	3.06	250,366	674	82.28
Ohio	21	2,291,722	2.15	109,130	678	86.59
Washington	11	2,111,723	1.98	191,975	703	85.95
Texas	13	1,827,187	1.72	140,553	707	92.19
Colorado	9	1,752,813	1.65	194,757	722	83.69
Pennsylvania	7	1,734,423	1.63	247,775	683	87.58
Missouri	9	1,248,711	1.17	138,746	690	85.92
Oregon	6	1,097,285	1.03	182,881	712	81.35
South Carolina	6	1,068,675	1.00	178,113	741	84.46
New Hampshire	4	985,772	0.93	246,443	681	81.68
Rhode Island	3	814,013	0.76	271,338	680	83.85
Michigan	5	787,037	0.74	157,407	706	81.78
North Carolina	4	770,900	0.72	192,725	663	84.61
Delaware	2	631,156	0.59	315,578	626	90.00
Wisconsin	4	500,468	0.47	125,117	681	78.46
Connecticut	2	420,509	0.39	210,254	650	78.46
Idaho	3	294,400	0.28	98,133	685	86.46
District of Columbia	2	278,750	0.26	139,375	663	96.57
Utah	2	271,800	0.26	135,900	685	86.36
Other	10	990,543	0.93	99,054	714	84.25
Total	**508**	**$106,488,967**	**100.00** %	**$209,624**	**692**	**85.71** %

Group II Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	128	$28,927,161	27.16 %	$225,993	675	81.29 %
Purchase	332	68,584,590	64.41	206,580	700	88.32
Rate/Term Refinance	48	8,977,217	8.43	187,025	683	80.05
Total	**508**	**$106,488,967**	**100.00** %	**$209,624**	**692**	**85.71** %

Group II Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	129	$20,883,815	19.61 %	$161,890	707	83.20 %
Primary Residence	353	79,617,587	74.77	225,546	687	86.40
Second / Vacation	26	5,987,565	5.62	230,291	709	85.31
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (9 Stories or more)	5	$1,788,930	1.68 %	$357,786	658	81.51 %
Condominium Low Rise (less than 5 Stories)	68	12,220,741	11.48	179,717	701	83.97
Condominium Mid Rise (5 to 8 stories)	7	1,165,819	1.09	166,546	690	93.33
Planned Unit Development (Attached)	35	6,790,701	6.38	194,020	689	87.43
Planned Unit Development (Detached)	101	22,037,274	20.69	218,191	691	87.01
Single Family Detached	245	51,482,693	48.35	210,133	691	86.15
Two to Four Family Units	44	10,774,523	10.12	244,876	695	82.08
Townhouse	3	228,286	0.21	76,095	657	69.36
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	114	$21,461,963	20.15 %	$188,263	682	86.29 %
Reduced Documentation	394	85,027,004	79.85	215,805	694	85.57
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Month PP	39	$10,115,463	9.50 %	$259,371	685	89.79 %
24 Month PP	4	741,553	0.70	185,388	705	89.53
36 Month PP	173	32,928,052	30.92	190,336	692	89.76
60 Month PP	16	2,783,434	2.61	173,965	708	81.11
None	276	59,920,465	56.27	217,103	692	82.97
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Index Types

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1YR TRSRY-CMT	6	$1,169,598	1.10 %	$194,933	662	86.81 %
WSJ-1YRLIBOR	106	22,339,409	20.98	210,749	691	80.89
WSJ-6MLIBOR	396	82,979,960	77.92	209,545	693	86.99
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
9.000 - 9.999	3	$831,025	0.78 %	$277,008	633	70.29 %
10.000 - 10.999	61	14,023,847	13.17	229,899	679	81.01
11.000 - 11.999	205	42,412,472	39.83	206,890	695	83.24
12.000 - 12.999	167	34,746,309	32.63	208,062	692	87.84
13.000 - 13.999	67	13,549,488	12.72	202,231	701	93.34
14.000 - 14.999	5	925,826	0.87	185,165	680	92.78
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
May 2009	2	$339,203	0.32 %	$169,602	587	76.99 %
July 2009	2	325,336	0.31	162,668	689	83.60
August 2009	2	306,999	0.29	153,500	666	97.71
September 2009	4	998,198	0.94	249,550	673	85.57
October 2009	9	1,993,346	1.87	221,483	694	85.57
November 2009	11	2,222,516	2.09	202,047	688	82.76
December 2009	55	11,424,857	10.73	207,725	691	83.83
January 2010	164	34,251,823	32.16	208,853	695	83.14
February 2010	242	50,608,966	47.53	209,128	691	88.52
March 2010	8	2,437,900	2.29	304,738	688	78.51
December 2011	2	345,293	0.32	172,646	658	86.60
January 2012	2	215,963	0.20	107,982	659	80.00
February 2012	4	879,366	0.83	219,842	728	78.33
March 2012	1	139,200	0.13	139,200	725	80.00
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 - 2.499	211	$46,136,426	43.33 %	$218,656	694	81.72 %
2.500 - 2.999	147	27,493,824	25.82	187,033	690	87.79
3.000 - 3.499	37	8,509,733	7.99	229,993	693	83.32
3.500 - 3.999	102	21,096,119	19.81	206,825	690	91.80
5.000 - 5.499	2	450,126	0.42	225,063	717	93.91
5.500 - 5.999	3	455,677	0.43	151,892	661	75.04
6.000 - 6.499	5	1,853,429	1.74	370,686	670	94.06
6.500 - 6.999	1	493,633	0.46	493,633	651	95.00
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Additional Information Regarding the Mortgage Loans

The Seller will make the following representations and warranties with respect to the Group IB Mortgage Loans.

1. With respect to any Group IB Mortgage Loan originated on or after August 1, 2004 and underlying the Security, neither the related mortgage nor the related mortgage note requires the borrower to submit to arbitration to resolve any dispute arising out of or relating in any way to the mortgage loan transaction.
2. None of the Mortgage Loans are subject to Section 32 under the Home Ownership and Equity Protection Act of 1994 ("HOEPA").
3. To the best of Seller's knowledge, the Subservicer for each Mortgage Loan has accurately and fully reported its borrower credit files to each of the Credit Repositories in a timely manner.
4. None of the proceeds of any Mortgage Loan were used to finance the purchase of single premium credit life insurance policies.
5. No Group IB Mortgage Loan has a prepayment penalty term that extends beyond three years after the date of origination.
6. With the exception of loans secured by property in the state of New Jersey, none of the Mortgage Loans are that are referred to as "high cost" or "covered" loans or any other similar designation under applicable sate or local law in effect at the time of origination of such loan that expressly provides for assignee liability.
7. None of the Mortgage Loans secured by property in the state of New Jersey are considered "high-cost home loans" under the New Jersey Home Ownership Security Act of 2002. None of the non purchase money loans secured by property in the state of New Jersey are considered "covered home loans" under the New Jersey Home Ownership Act of 2002.
8. No Group IB Mortgage Loan which is secured by a property located in the State of Georgia was originated on or after October 1, 2002 and before March 7, 2003.
9. The stated principal balance at origination for each Group IB Mortgage Loan that is secured by a single family property located in any state other than the States of Alaska or Hawaii did not exceed $359,650. The stated principal balance at origination for each Group IB Mortgage Loan that is secured by a single family property located in the States of Alaska or Hawaii did not exceed $539,475. The stated principal balance at origination for each Group IB Mortgage Loan that is secured by a two-, three-, or four- family property located in any state other than the States of Alaska or Hawaii did not exceed $460,400, $556,500 or $691,600, respectively. The stated principal balance at origination for each Group IB Mortgage Loan that is secured by a two-, three-, or four- family property located in the States of Alaska or Hawaii did not exceed $690,600, $834,750 or $1,037,550, respectively.

A breach of any of the representations and warranties set forth above will be deemed to materially and adversely affect the interests of the holders of the Class A-I-B1 and Class A-I-B2 Certificates with respect to any Group IB Mortgage Loan. With respect to a breach of any such representation and warranty with respect to a Group IB Mortgage Loan, the Seller will either (i) purchase such Mortgage Loan at a price equal to the purchase price for such Mortgage Loan set forth in the pooling and servicing agreement or (ii) substitute a qualified substitute Mortgage Loan or loans for such Mortgage Loan in the manner and subject to the limitations set forth in the pooling and servicing agreement. In addition, the servicing guide of the Master Servicer requires that the subservicer for each Mortgage Loan accurately and fully reports its borrower credit files to each of the credit repositories in a timely manner.

All average are wtg averages.
All loans are first liens.

[illegible]	[illegible]
FICO avg	672
FICO < 500 %	0.23
FICO < 560 %	0.63
CLTV avg	92.14
CLTV >80%	79.79
Full Doc %	53.37
Loan Bal avg	162,857.52
Purch %	59.87
Cash Out %	32.88
Fxd %	22.79
3 yr ARM >= %	37.57
WAC avg	7.1001
1st Lien %	100
MI %	16.33
CA %	8.85
Invt Prop %	17.26
MH %	0
IO %	24.48
2yr IO%	0.27
IO non-Full Doc %	40.51
Multi-Fam %	0
Prim Occ %	80.02
<$100K Bal %	14.04

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Full	663	7.343	53.37	59.12	18.9	6.18	100
Non-Full	683	6.822	46.63	61.73	15.38	7.53	0
Total	672	7.1	100	59.87	17.26	8.85	53.37

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2-yr IO	695	7.244	0.27	73.09	72.11	7.8	17.2
Other IO	689	6.311	24.21	63.71	20.96	11.51	22.88
Non-IO	667	7.352	75.52	58.59	15.88	8	63.27
Total	672	7.1	100	59.87	17.26	8.85	53.37

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
0-499	0	6.268	0.23	100	0	0	56.09
500-559	531	8.682	0.4	60.52	0	44.28	50.79
560-599	588	8.284	6.08	50.6	0.14	5.52	91.78
600-639	620	7.644	21.11	51.08	2.38	7.94	72.86
640-679	660	6.874	30.66	49.01	9.46	9.72	43.62
680>=	722	6.807	41.51	73.49	33.36	8.86	45.05
Total	672	7.1	100	59.87	17.26	8.85	53.37

<80,000	666	7.983	7.11	71.4	33.47	0.39	78.79
80,000-100,000	669	7.662	6.93	66.22	31.46	0	75.64
100,000>=	673	6.982	85.96	58.4	14.77	10.26	49.48
Total	672	7.1	100	59.87	17.26	8.85	53.37

1st Lien	672	7.1001	100	59.87	17.26	8.85	53.37
Total	672	7.1001	100	59.87	17.26	8.85	53.37

10.47
40.51
24.48

100
100
0
24.48

30.32
0
1.07
10.2
30.86
30.66
24.48

3.39
9.22
27.45
24.48

24.48
24.48

Collateral Grouped by FICO

Collateral Grouped by FICO	full	stated	not full	Total CURRENT BALANCE	purchase	cash
-499	0.13%	0.00%	0.10%	0.23%	0.23%	0.00%
500 - 549	0.19%	0.00%	0.15%	0.34%	0.20%	0.14%
550 - 599	5.60%	0.00%	0.54%	6.14%	3.12%	2.53%
600 - 649	19.69%	0.00%	9.43%	29.12%	14.39%	12.98%
650 - 699	13.96%	0.00%	22.20%	36.16%	20.49%	12.63%
700 - 749	8.28%	0.00%	10.35%	18.63%	13.71%	3.31%
750 - 799	5.20%	0.00%	3.71%	8.91%	7.30%	1.27%
800 +	0.32%	0.00%	0.15%	0.47%	0.43%	0.03%
TOTAL	53.37%	0.00%	46.63%	100.00%	59.87%	32.88%

Collateral Grouped by LTV & FICO

Collateral Grouped by LTV & FICO	-450	450-500	501-550	551-600		601-650	651-700	701-750	751-800
15.01 - 20.00	0.00%	0.00%	0.00%		0.00%	0.01%	0.00%	0.01%	0.00%
20.01 - 25.00	0.00%	0.00%	0.00%		0.00%	0.01%	0.00%	0.02%	0.00%
25.01 - 30.00	0.00%	0.00%	0.00%		0.00%	0.00%	0.03%	0.00%	0.00%
30.01 - 35.00	0.00%	0.00%	0.00%		0.06%	0.00%	0.00%	0.00%	0.00%
35.01 - 40.00	0.00%	0.00%	0.00%		0.00%	0.00%	0.04%	0.00%	0.00%
40.01 - 45.00	0.00%	0.00%	0.00%		0.00%	0.00%	0.02%	0.11%	0.03%
45.01 - 50.00	0.00%	0.00%	0.00%		0.01%	0.02%	0.10%	0.00%	0.00%
50.01 - 55.00	0.00%	0.00%	0.00%		0.01%	0.21%	0.16%	0.02%	0.00%
55.01 - 60.00	0.00%	0.00%	0.00%		0.00%	0.17%	0.25%	0.00%	0.03%
60.01 - 65.00	0.00%	0.00%	0.00%		0.02%	0.15%	0.32%	0.08%	0.20%
65.01 - 70.00	0.07%	0.00%	0.01%		0.12%	0.85%	0.66%	0.40%	0.31%
70.01 - 75.00	0.04%	0.00%	0.05%		0.01%	1.17%	1.08%	0.46%	0.47%
75.01 - 80.00	0.08%	0.00%	0.04%		0.17%	3.37%	9.10%	4.36%	1.52%
80.01 - 85.00	0.00%	0.00%	0.03%		0.12%	1.12%	1.21%	0.58%	0.33%
85.01 - 90.00	0.03%	0.00%	0.11%		0.45%	3.00%	5.50%	2.29%	0.78%
90.01 - 95.00	0.00%	0.00%	0.09%		1.96%	5.96%	6.61%	1.93%	0.82%
95.01 - 101.00	0.02%	0.00%	0.02%		3.73%	13.13%	10.63%	7.98%	3.90%
101.01 +	0.00%	0.00%	0.00%		0.00%	0.12%	0.30%	0.25%	0.19%
TOTAL	0.23%	0.00%	0.34%		6.66%	29.28%	35.99%	18.50%	8.58%

Collateral Grouped by BALANCE & FICO

Collateral Grouped by BALANCE & FICO	lt 450	450-500	501-550	551-600		601-650	651-700	701-750	751-800
25,000.01 - 50,000.00	0.00%	0.00%	0.00%		0.03%	0.08%	0.16%	0.11%	0.06%

50,000.01 - 75,000.00	0.01%	0.00%	0.06%		0.52%	1.80%	1.35%	0.95%	0.45%
75,000.01 - 100,000.00	0.01%	0.00%	0.05%		0.91%	2.90%	2.01%	1.68%	0.88%
100,000.01 - 125,000.00	0.03%	0.00%	0.00%		0.95%	2.79%	2.58%	1.82%	0.86%
125,000.01 - 150,000.00	0.00%	0.00%	0.08%		0.95%	3.75%	3.46%	2.42%	1.03%
150,000.01 - 200,000.00	0.03%	0.00%	0.08%		1.70%	6.10%	7.27%	3.34%	1.24%
200,000.01 - 225,000.00	0.00%	0.00%	0.00%		0.34%	1.71%	2.23%	1.01%	0.43%
225,000.01 - 250,000.00	0.00%	0.00%	0.00%		0.35%	1.88%	2.31%	1.04%	0.62%
250,000.01 - 275,000.00	0.04%	0.00%	0.00%		0.30%	1.27%	2.26%	1.12%	0.16%
275,000.01 - 300,000.00	0.00%	0.00%	0.00%		0.13%	0.97%	2.45%	0.71%	0.38%
300,000.01 - 325,000.00	0.04%	0.00%	0.00%		0.09%	1.05%	1.87%	0.50%	0.28%
325,000.01 - 350,000.00	0.00%	0.00%	0.00%		0.10%	0.74%	1.39%	0.29%	0.40%
350,000.01 - 375,000.00	0.00%	0.00%	0.00%		0.05%	0.85%	1.06%	0.37%	0.16%
375,000.01 - 400,000.00	0.00%	0.00%	0.00%		0.11%	0.90%	0.86%	0.63%	0.22%
400,000.01 - 425,000.00	0.00%	0.00%	0.00%		0.00%	0.48%	0.66%	0.24%	0.12%
425,000.01 - 450,000.00	0.00%	0.00%	0.00%		0.13%	0.32%	0.64%	0.25%	0.06%
450,000.01 - 475,000.00	0.07%	0.00%	0.00%		0.00%	0.20%	0.67%	0.34%	0.00%
475,000.01 - 500,000.00	0.00%	0.00%	0.07%		0.00%	0.50%	0.64%	0.14%	0.07%
500,000.01 - 525,000.00	0.00%	0.00%	0.00%		0.00%	0.30%	0.08%	0.08%	0.15%
525,000.01 - 550,000.00	0.00%	0.00%	0.00%		0.00%	0.08%	0.16%	0.16%	0.08%
550,000.01 - 575,000.00	0.00%	0.00%	0.00%		0.00%	0.08%	0.25%	0.16%	0.00%
575,000.01 - 600,000.00	0.00%	0.00%	0.00%		0.00%	0.08%	0.43%	0.26%	0.08%
600,000.01 - 625,000.00	0.00%	0.00%	0.00%		0.00%	0.00%	0.18%	0.00%	0.00%
625,000.01 - 650,000.00	0.00%	0.00%	0.00%		0.00%	0.19%	0.38%	0.09%	0.09%
650,000.01 - 675,000.00	0.00%	0.00%	0.00%		0.00%	0.10%	0.00%	0.00%	0.00%
675,000.01 - 700,000.00	0.00%	0.00%	0.00%		0.00%	0.00%	0.10%	0.00%	0.00%
725,000.01 - 750,000.00	0.00%	0.00%	0.00%		0.00%	0.00%	0.00%	0.11%	0.00%
800,000.01 +	0.00%	0.00%	0.00%		0.00%	0.14%	0.55%	0.66%	0.74%
TOTAL	0.23%	0.00%	0.34%		6.66%	29.28%	35.99%	18.50%	8.58%

Collateral Grouped by RATE & FICO

Collateral Grouped by RATE & FICO	lt 450	450-500	501-55	551-600		601-650	651-700	701-750	751-800
4.000 - 4.499	0.00%	0.00%	0.00%		0.00%	0.02%	0.00%	0.03%	0.00%
4.500 - 4.999	0.00%	0.00%	0.00%		0.04%	0.15%	0.18%	0.00%	0.03%
5.000 - 5.499	0.03%	0.00%	0.00%		0.00%	0.21%	0.74%	0.47%	0.54%
5.500 - 5.999	0.00%	0.00%	0.00%		0.00%	2.44%	4.44%	2.04%	1.33%
6.000 - 6.499	0.15%	0.00%	0.00%		0.29%	3.48%	8.50%	3.81%	1.26%
6.500 - 6.999	0.03%	0.00%	0.02%		0.28%	4.14%	8.90%	5.27%	2.45%

7.000 - 7.499	0.02%	0.00%	0.00%	0.42%	3.78%	4.85%	2.63%	1.11%
7.500 - 7.999	0.00%	0.00%	0.06%	1.78%	5.75%	4.93%	2.24%	0.82%
8.000 - 8.499	0.00%	0.00%	0.05%	1.01%	3.75%	1.89%	0.99%	0.57%
8.500 - 8.999	0.01%	0.00%	0.11%	1.31%	4.08%	1.42%	0.96%	0.46%
9.000 - 9.499	0.00%	0.00%	0.03%	0.84%	0.94%	0.09%	0.05%	0.01%
9.500 - 9.999	0.00%	0.00%	0.02%	0.53%	0.49%	0.04%	0.00%	0.00%
10.000 - 10.499	0.00%	0.00%	0.04%	0.07%	0.05%	0.00%	0.00%	0.00%
10.500 - 10.999	0.00%	0.00%	0.00%	0.07%	0.00%	0.00%	0.01%	0.00%
11.000 - 11.499	0.00%	0.00%	0.01%	0.01%	0.00%	0.00%	0.00%	0.00%
TOTAL	0.23%	0.00%	0.34%	6.66%	29.28%	35.99%	18.50%	8.58%

Collateral Grouped by RATE & LTV

Collateral Grouped by RATE & LTV	0-10	10-20	20-30	30-40	40-50	50-60	60-70	70-80
4.000 - 4.499	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%
4.500 - 4.999	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.04%	0.24%
5.000 - 5.499	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.27%	1.18%
5.500 - 5.999	0.00%	0.00%	0.03%	0.00%	0.03%	0.22%	0.67%	5.34%
6.000 - 6.499	0.00%	0.00%	0.00%	0.06%	0.12%	0.24%	1.18%	6.71%
6.500 - 6.999	0.00%	0.00%	0.00%	0.04%	0.14%	0.20%	0.69%	5.57%
7.000 - 7.499	0.00%	0.00%	0.01%	0.00%	0.00%	0.10%	0.29%	1.39%
7.500 - 7.999	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	1.18%
8.000 - 8.499	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.17%
8.500 - 8.999	0.00%	0.01%	0.02%	0.00%	0.00%	0.00%	0.01%	0.03%
9.000 - 9.499	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%
9.500 - 9.999	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
10.000 - 10.499	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%
10.500 - 10.999	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
11.000 - 11.499	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
TOTAL	0.00%	0.02%	0.06%	0.10%	0.29%	0.84%	3.19%	21.90%

800+
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.01%
0.05%
0.05%
0.29%
0.03%
0.42%

801+
0.01%

0.06%
0.01%
0.02%
0.04%
0.10%
0.06%
0.03%
0.04%
0.00%
0.00%
0.00%
0.05%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.00%
0.42%

801+
0.00%
0.00%
0.00%
0.01%
0.04%
0.15%

0.09%
0.01%
0.08%
0.04%
0.00%
0.00%
0.00%
0.00%
0.00%
0.42%

80-90	90-100	gt 100	total
0.00%	0.02%	0.00%	0.05%
0.06%	0.02%	0.00%	0.41%
0.29%	0.22%	0.00%	1.98%
1.60%	2.33%	0.04%	10.26%
3.96%	5.06%	0.20%	17.54%
4.79%	9.56%	0.26%	21.24%
2.32%	8.60%	0.20%	12.90%
1.51%	12.74%	0.13%	15.59%
0.50%	7.63%	0.02%	8.34%
0.38%	7.84%	0.09%	8.39%
0.08%	1.83%	0.00%	1.96%
0.05%	1.03%	0.00%	1.08%
0.02%	0.13%	0.00%	0.16%
0.00%	0.07%	0.00%	0.08%
0.01%	0.01%	0.00%	0.02%
15.59%	57.07%	0.94%	100.00%

All average are wtg averages.

	[illegible]	[illegible]	[illegible]	[illegible]
FICO avg				
FICO stdev				
FICO < 500 %				
FICO < 560 %				
CLTV avg				
CLTV >80%				
SS CLTV				
Full Doc %				
Loan Bal avg				
DTI %				
DTI >45%				
Purch %				
Cash Out %				
Fxd %				
3 yr ARM >= %				
WAC avg				
WAC stdev				
1st Lien %				
MI %				
CA %				
Invt Prop %				
MH %				
IO %				
2yr IO%				
IO non-Full Doc %				
Multi-Fam %				
Prim Occ %				
<$100K Bal %				

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	WAC	[illegible]	[illegible]
Name 1							
Name 2							
Name 3							
Name 4							
Total:							

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	WAC	[illegible]	[illegible]
Full							
Non-Full							
Total							

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	WAC	[illegible]	[illegible]

2-yr IO							
Other IO							
Non-IO							
Total							

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
0-499							
500-559							
560-599							
600-639							
640-679							
680>=							
Total							

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
<80,000							
80,000-100,000							
100,000>=							
Total							

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1st Lien							
2nd Lien							
Total							

[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]



MI FLAG LOAN TO VALUE	Pct of overall CURRENT BALANCE	Wtd Avg FICO SCORE	fico less than 500	Full Doc	Investor
Non MI loans LTV					
NO	57.93	688	0.31	27.35	26.64
51 - 60	1.15	673	0.00	35.03	60.40
61 - 70	5.04	676	0.00	7.23	41.10
71 - 80	46.85	690	0.38	26.45	22.71
81 - 85	1.16	720	0.00	34.62	54.73
86 - 90	2.29	682	0.00	60.60	33.26
91 - 95	1.11	692	0.00	52.07	56.34
96 - 100	0.32	629	0.00	100.00	0.00
YES	42.07	691	0.25	16.58	14.49
81 - 85	3.22	687	0.00	15.13	29.65
86 - 90	18.62	689	0.58	17.43	24.24
91 - 95	12.66	688	0.00	17.45	4.98
96 - 100	7.57	704	0.00	13.65	0.00
TOTAL	100.00	689	0.29	22.82	21.53

FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Yes IO	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
FICO									
0 - 519	0.29	83.73	90.00	100.00	37.32	100.00	5.767	2.25	0.00
560 - 579	0.27	80.39	95.00	100.00	100.00	100.00	6.142	4.58	0.00
600 - 619	0.83	74.28	100.00	100.00	100.00	100.00	6.595	5.88	0.00
620 - 639	7.96	84.03	100.00	33.14	85.63	100.00	6.332	2.92	0.00
640 - 659	13.45	82.58	100.00	37.58	88.89	100.00	6.184	2.80	0.00
660 - 679	25.20	84.81	100.00	17.02	81.35	100.00	6.313	2.76	0.00
680 - 699	18.08	85.91	100.00	11.99	73.72	100.00	6.285	2.76	0.00
700 - 719	11.02	86.34	100.00	17.17	70.86	100.00	6.395	2.78	0.00
720 - 739	9.83	85.87	100.00	17.96	57.65	100.00	6.442	2.80	0.00
740 - 759	6.22	82.34	100.00	15.66	42.32	100.00	6.446	2.61	0.00
760 - 779	3.72	85.84	100.00	29.52	51.96	100.00	6.362	2.91	0.00
780 - 799	2.65	81.86	100.00	58.64	70.22	100.00	6.117	2.96	0.00
800 - 819	0.47	95.27	100.00	0.00	100.00	100.00	6.899	3.16	0.00
TOTAL	100.00	84.67	100.00	22.82	74.19	100.00	6.322	2.82	0.00

IO FLAG FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
IO Loans FICOs								
YES	100.00	84.67	100.00	22.82	74.19	6.32	2.82	0.00
0 - 0	0.29	83.73	90.00	100.00	37.32	5.77	2.25	0.00
560 - 579	0.27	80.39	95.00	100.00	100.00	6.14	4.58	0.00
600 - 619	0.83	74.28	100.00	100.00	100.00	6.59	5.88	0.00
620 - 639	7.96	84.03	100.00	33.14	85.63	6.33	2.92	0.00
640 - 659	13.45	82.58	100.00	37.58	88.89	6.18	2.80	0.00
660 - 679	25.20	84.81	100.00	17.02	81.35	6.31	2.76	0.00
680 - 699	18.08	85.91	100.00	11.99	73.72	6.28	2.76	0.00
700 - 719	11.02	86.34	100.00	17.17	70.86	6.39	2.78	0.00
720 - 739	9.83	85.87	100.00	17.96	57.65	6.44	2.80	0.00
740 - 759	6.22	82.34	100.00	15.66	42.32	6.45	2.61	0.00
760 - 779	3.72	85.84	100.00	29.52	51.96	6.36	2.91	0.00
780 - 799	2.65	81.86	100.00	58.64	70.22	6.12	2.96	0.00
800 - 819	0.47	95.27	100.00	0.00	100.00	6.90	3.16	0.00
TOTAL	100.00	84.67	100.00	22.82	74.19	6.32	2.82	0.00

Original Balance

ORIGINAL BALANCE	Count	Total ORIGINAL BALANCE	Pct of overall ORIGINAL BALANCE	Avg ORIGINAL BALANCE	Avg CURRENT GROSS COUPON Weighted by ORIGINAL BALANCE	CLTV	Avg CURRENT GROSS COUPON Weighted by ORIGINAL BALANCE	Avg FICO SCORE Weighted by ORIGINAL BALANCE
25,000.01 - 50,000.00	5	230,980.00	0.14	46,196.00	5.924	80.00	5.924	712
50,000.01 - 75,000.00	14	876,295.00	0.52	62,592.50	6.120	83.96	6.120	721
75,000.01 - 100,000.00	57	5,208,930.00	3.11	91,384.74	6.416	83.88	6.416	695
100,000.01 - 125,000.00	82	9,364,924.00	5.60	114,206.39	6.414	85.97	6.414	692
125,000.01 - 150,000.00	100	13,832,460.00	8.27	138,324.60	6.318	87.73	6.318	701
150,000.01 - 175,000.00	84	13,627,752.00	8.14	162,235.14	6.372	86.78	6.372	696
175,000.01 - 200,000.00	74	13,774,303.00	8.23	186,139.23	6.256	85.85	6.256	684
200,000.01 - 225,000.00	50	10,609,416.00	6.34	212,188.32	6.394	84.93	6.394	689
225,000.01 - 250,000.00	55	13,136,621.00	7.85	238,847.65	6.229	85.81	6.229	687
250,000.01 - 275,000.00	47	12,325,088.00	7.37	262,235.91	6.111	84.44	6.111	678
275,000.01 - 300,000.00	44	12,689,498.00	7.58	288,397.68	6.298	86.35	6.298	678
300,000.01 - 333,700.00	40	12,686,626.00	7.58	317,165.65	6.269	87.56	6.269	690
333,700.01 - 350,000.00	13	4,450,018.00	2.66	342,309.08	6.324	83.27	6.324	680
350,000.01 - 600,000.00	77	33,107,091.00	19.79	429,962.22	6.426	84.36	6.426	691
600,000.01 - 1,000,000.00	12	9,899,300.00	5.92	824,941.67	6.376	70.97	6.376	677
1,000,000.01 +	1	1,500,000.00	0.90	1,500,000.00	5.750	75.00	5.750	781
TOTAL	**755**	**167,319,302.00**	**100.00**	**221,614.97**	**6.321**	**84.67**	**6.321**	**689**

Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
25,000.01 - 50,000.00	5	230,779.46	0.14	46,155.89	5.923	80.00	5.923	712
50,000.01 - 75,000.00	14	876,280.04	0.52	62,591.43	6.120	83.96	6.120	721
75,000.01 - 100,000.00	57	5,208,530.00	3.11	91,377.72	6.416	83.88	6.416	695
100,000.01 - 125,000.00	82	9,364,527.78	5.60	114,201.56	6.414	85.97	6.414	692
125,000.01 - 150,000.00	100	13,832,263.34	8.27	138,322.63	6.318	87.73	6.318	701
150,000.01 - 175,000.00	85	13,782,761.16	8.24	162,150.13	6.366	86.71	6.366	696
175,000.01 - 200,000.00	74	13,773,787.28	8.24	186,132.26	6.256	85.85	6.256	684
200,000.01 - 225,000.00	49	10,392,727.43	6.21	212,096.48	6.405	85.03	6.405	690
225,000.01 - 250,000.00	55	13,136,066.43	7.85	238,837.57	6.229	85.81	6.229	687
250,000.01 - 275,000.00	47	12,324,785.22	7.37	262,229.47	6.111	84.44	6.111	678
275,000.01 - 300,000.00	44	12,689,454.70	7.59	288,396.70	6.298	86.35	6.298	678
300,000.01 - 333,700.00	40	12,685,348.08	7.58	317,133.70	6.269	87.56	6.269	690
333,700.01 - 350,000.00	13	4,450,018.00	2.66	342,309.08	6.324	83.27	6.324	680
350,000.01 - 600,000.00	77	33,106,868.84	19.79	429,959.34	6.426	84.36	6.426	691
600,000.01 - 1,000,000.00	12	9,899,138.45	5.92	824,928.20	6.376	70.97	6.376	677
1,000,000.01 +	1	1,500,000.00	0.90	1,500,000.00	5.750	75.00	5.750	781
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Mortgage Rates

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0.000 - 4.999	12	2,449,521.55	1.46	204,126.80	4.748	79.33	4.748	660
5.000 - 5.499	41	8,733,119.85	5.22	213,002.92	5.251	82.52	5.251	693
5.500 - 5.999	161	37,699,468.25	22.54	234,158.19	5.743	82.60	5.743	687
6.000 - 6.499	216	46,478,161.92	27.79	215,176.68	6.212	84.11	6.212	684
6.500 - 6.999	217	48,251,113.12	28.85	222,355.36	6.650	85.55	6.650	694
7.000 - 7.499	73	17,582,155.63	10.51	240,851.45	7.181	87.43	7.181	696
7.500 - 7.999	25	4,240,489.00	2.54	169,619.56	7.595	90.33	7.595	701

Mortgage Rates

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
8.000 - 8.499	5	1,063,406.89	0.64	212,681.38	8.222	97.16	8.222	658
8.500 - 8.999	5	755,900.00	0.45	151,180.00	8.631	95.38	8.631	697
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Original Term

STATED ORIGINAL TERM	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
181 - 240	1	76,800.00	0.05	76,800.00	6.250	80.00	6.250	717
241 - 360	754	167,176,536.21	99.95	221,719.54	6.322	84.67	6.322	689
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Roll

AM TYPE ROLL	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
ARMS	728	160,387,804.94	95.90	220,312.92	6.313	84.83	6.313	691
0 - 60	723	159,291,443.39	95.24	220,320.12	6.317	84.86	6.317	690
61 - 120	5	1,096,361.55	0.66	219,272.31	5.789	80.74	5.789	700
FIXED	27	6,865,531.27	4.10	254,278.94	6.519	81.06	6.519	661
0 - 60	27	6,865,531.27	4.10	254,278.94	6.519	81.06	6.519	661
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

MI Flag

MI FLAG	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
NO	415	96,887,171.75	57.93	233,463.06	6.192	78.79	6.192	688
YES	340	70,366,164.46	42.07	206,959.31	6.500	92.78	6.500	691
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
First Lien	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Seasoning

AGE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0	17	4,482,630.00	2.68	263,684.12	6.100	79.17	6.100	673
1	401	86,381,063.29	51.65	215,414.12	6.423	86.29	6.423	690
2	211	49,128,414.51	29.37	232,836.09	6.279	83.06	6.279	694
3	93	19,088,343.68	11.41	205,251.01	6.206	84.34	6.206	682
4	15	3,742,477.28	2.24	249,498.49	6.071	78.95	6.071	672
5	5	1,356,190.11	0.81	271,238.02	5.873	81.24	5.873	706
6	6	1,416,198.14	0.85	236,033.02	5.968	84.88	5.968	688
7	2	306,999.31	0.18	153,499.66	5.557	97.71	5.557	666

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Seasoning								
AGE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
8	3	893,273.95	0.53	297,757.98	5.849	81.14	5.849	662
10	2	457,745.94	0.27	228,872.97	4.588	74.32	4.588	634
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Combined LTVs								
COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
50.01 - 55.00	1	105,000.00	0.06	105,000.00	5.625	53.00	5.625	720
55.01 - 60.00	4	1,822,000.00	1.09	455,500.00	6.572	58.71	6.572	670
60.01 - 65.00	3	1,974,999.99	1.18	658,333.33	6.587	65.00	6.587	690
65.01 - 70.00	14	3,796,945.94	2.27	271,210.42	6.440	69.26	6.440	651
70.01 - 75.00	25	6,456,495.53	3.86	258,259.82	6.317	73.95	6.317	685
75.01 - 80.00	198	43,093,090.23	25.77	217,641.87	6.143	79.59	6.143	690
80.01 - 85.00	35	8,737,977.94	5.22	249,656.51	6.399	82.60	6.399	692
85.01 - 90.00	186	41,198,972.51	24.63	221,499.85	6.365	87.84	6.365	690
90.01 - 95.00	145	29,271,886.50	17.50	201,875.08	6.375	91.63	6.375	689
95.01 - 100.00	143	30,681,587.57	18.34	214,556.56	6.397	88.60	6.397	693
100.01 +	1	114,380.00	0.07	114,380.00	6.500	80.00	6.500	752
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Occupancy								
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Investor	190	36,007,686.91	21.53	189,514.14	6.587	81.31	6.587	706
Owner Occupied	528	124,085,746.55	74.19	235,010.88	6.241	85.55	6.241	683
Second Home	37	7,159,902.75	4.28	193,510.89	6.377	86.32	6.377	710
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Property Type								
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Condominium	126	24,004,968.83	14.35	190,515.63	6.299	84.17	6.299	705
PUD	205	46,754,504.60	27.95	228,070.75	6.358	85.30	6.358	688
Single Family	420	95,665,112.78	57.20	227,774.08	6.311	84.53	6.311	687
Townhouse	4	828,750.00	0.50	207,187.50	6.156	80.83	6.156	637
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Loan Purpose								
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Cash Out Refinance	185	43,693,239.85	26.12	236,179.67	6.218	81.26	6.218	672
Purchase	486	106,732,086.19	63.81	219,613.35	6.392	86.62	6.392	698
Rate/Term Refinance	84	16,828,010.17	10.06	200,333.45	6.147	81.18	6.147	680
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Documentation								
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Full/Alternative	183	38,168,980.52	22.82	208,573.66	6.027	84.08	6.027	684
Reduced	572	129,084,355.69	77.18	225,671.95	6.409	84.85	6.409	691
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Product Type								
AM TYPE	Count	Pct of overall CURRENT BALANCE	Total CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
ARMS	728	95.90	160,387,804.94	220,312.92	6.313	84.83	6.313	691
FIXED	27	4.10	6,865,531.27	254,278.94	6.519	81.06	6.519	661
TOTAL	755	100.00	167,253,336.21	221,527.60	6.322	84.67	6.322	689

Geographical Distribution								
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Alabama	3	695,075.00	0.42	231,691.67	6.553	88.22	6.553	648
Arizona	35	6,487,719.89	3.88	185,363.43	6.415	85.14	6.415	700
California	54	19,181,570.13	11.47	355,214.26	6.042	79.08	6.042	691
Colorado	13	2,894,475.00	1.73	222,651.92	5.978	83.08	5.978	695
Connecticut	5	1,031,208.59	0.62	206,241.72	5.822	83.38	5.822	682
Delaware	3	975,064.00	0.58	325,021.33	6.753	87.26	6.753	669
District of Columbia	8	2,738,390.00	1.64	342,298.75	6.577	79.53	6.577	694
Florida	219	43,148,333.46	25.80	197,024.35	6.468	88.06	6.468	692
Georgia	48	8,072,761.15	4.83	168,182.52	6.437	84.53	6.437	672
Hawaii	2	1,020,000.00	0.61	510,000.00	6.338	61.00	6.338	697
Idaho	4	389,400.00	0.23	97,350.00	5.866	88.54	5.866	687
Illinois	16	2,813,933.30	1.68	175,870.83	6.107	86.81	6.107	687
Indiana	5	734,721.10	0.44	146,944.22	6.519	88.39	6.519	697
Iowa	1	273,601.00	0.16	273,601.00	6.875	95.00	6.875	631
Kansas	2	166,500.00	0.10	83,250.00	6.201	80.00	6.201	668
Maine	4	619,950.00	0.37	154,987.50	6.701	87.10	6.701	693
Maryland	37	10,230,145.53	6.12	276,490.42	6.282	85.93	6.282	686
Massachusetts	18	4,842,138.59	2.90	269,007.70	6.187	81.92	6.187	693
Michigan	32	5,393,853.95	3.22	168,557.94	5.755	85.52	5.755	666
Minnesota	24	4,805,403.16	2.87	200,225.13	6.336	83.41	6.336	671
Mississippi	1	128,250.00	0.08	128,250.00	8.500	95.00	8.500	651
Missouri	10	1,457,794.91	0.87	145,779.49	6.183	84.14	6.183	701
Montana	1	110,500.00	0.07	110,500.00	6.250	90.00	6.250	630
Nebraska	1	283,899.72	0.17	283,899.72	7.490	85.00	7.490	650
Nevada	23	5,537,097.59	3.31	240,743.37	6.154	81.82	6.154	687
New Hampshire	5	1,224,650.00	0.73	244,930.00	6.310	82.35	6.310	685
New Jersey	30	8,880,799.99	5.31	296,026.67	6.452	80.89	6.452	703
New Mexico	1	112,000.00	0.07	112,000.00	6.375	80.00	6.375	774
New York	8	2,106,950.00	1.26	263,368.75	6.646	84.12	6.646	709
North Carolina	13	2,433,635.00	1.46	187,202.69	6.124	86.44	6.124	683
Ohio	20	2,951,485.82	1.76	147,574.29	6.292	88.26	6.292	697
Oklahoma	2	567,000.00	0.34	283,500.00	6.297	97.73	6.297	657
Oregon	8	1,394,900.00	0.83	174,362.50	5.744	83.84	5.744	709
Pennsylvania	9	2,627,503.70	1.57	291,944.86	6.523	77.35	6.523	664
Rhode Island	4	1,195,649.98	0.71	298,912.50	6.114	87.28	6.114	653
South Carolina	9	1,687,956.19	1.01	187,550.69	6.717	84.83	6.717	723
Tennessee	2	201,400.00	0.12	100,700.00	6.500	91.68	6.500	743
Texas	12	1,657,000.00	0.99	138,083.33	6.294	90.85	6.294	704
Utah	2	271,800.00	0.16	135,900.00	5.523	86.36	5.523	685

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Geographical Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Vermont	1	124,000.00	0.07	124,000.00	6.500	80.00	6.500	717
Virginia	44	12,909,192.07	7.72	293,390.73	6.486	86.58	6.486	692
Washington	13	2,533,327.39	1.51	194,871.34	6.068	83.87	6.068	682
West Virginia	1	43,200.00	0.03	43,200.00	5.625	80.00	5.625	748
Wisconsin	2	299,100.00	0.18	149,550.00	6.138	85.27	6.138	664
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Prepay Penalty

PREPAY	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
No	451	97,781,900.54	58.46	216,811.31	6.186	83.69	6.186	686
Yes	304	69,471,435.67	41.54	228,524.46	6.513	86.06	6.513	694
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Prepay Term

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
1Y PP	51	11,538,104.00	6.90	226,237.33	6.755	87.10	6.755	691
2Y PP	26	9,301,374.12	5.56	357,745.16	6.474	76.03	6.474	689
3Y PP	205	43,208,507.56	25.83	210,773.21	6.500	88.86	6.500	695
5Y PP	18	3,651,249.99	2.18	202,847.22	6.158	81.99	6.158	701
6M PP	1	975,000.00	0.58	975,000.00	6.125	65.00	6.125	658
7M PP	3	797,200.00	0.48	265,733.33	6.267	80.00	6.267	716
No PP	451	97,781,900.54	58.46	216,811.31	6.186	83.69	6.186	686
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0 - 0	2	479,948.14	0.29	239,974.07	5.767	83.73	5.767	0
560 - 579	2	445,195.94	0.27	222,597.97	6.142	80.39	6.142	577
600 - 619	4	1,394,405.84	0.83	348,601.46	6.595	74.28	6.595	614
620 - 639	57	13,315,583.89	7.96	233,606.73	6.332	84.03	6.332	629
640 - 659	97	22,499,786.40	13.45	231,956.56	6.184	82.58	6.184	650
660 - 679	175	42,155,818.22	25.20	240,890.39	6.313	84.81	6.313	669
680 - 699	147	30,231,777.20	18.08	205,658.35	6.285	85.91	6.285	689
700 - 719	95	18,434,135.00	11.02	194,043.53	6.395	86.34	6.395	709
720 - 739	80	16,443,861.01	9.83	205,548.26	6.442	85.87	6.442	729
740 - 759	42	10,405,097.91	6.22	247,740.43	6.446	82.34	6.446	751
760 - 779	33	6,225,578.69	3.72	188,653.90	6.362	85.84	6.362	770
780 - 799	17	4,429,997.97	2.65	260,588.12	6.117	81.86	6.117	788
800 - 819	4	792,150.00	0.47	198,037.50	6.899	95.27	6.899	809
TOTAL	755	167,253,336.21	100.00	221,527.60	6.322	84.67	6.322	689

File: /a/gtabor/misc/ramp/ramp99_market.dat -v   ALF: /a/gtabor/misc/ramp/ramp.alf

Non MI loans LTV					
MI FLAG LOAN TO VALUE	Pct of overall CURRENT BALANCE	Wtd Avg FICO SCORE	fico less than 500	Full Doc	Investor
NO	83.67	669	0.23	58.70	17.42
0 - 50	0.47	679	0.00	33.03	18.59
51 - 60	0.84	661	0.00	19.15	22.45
61 - 70	3.19	680	2.15	22.58	24.69
71 - 80	21.90	684	0.52	29.32	23.76
81 - 85	1.90	660	0.00	51.46	10.21
86 - 90	5.39	658	0.00	43.70	7.35
91 - 95	12.52	647	0.00	57.01	2.63
96 - 100	36.82	669	0.02	82.96	20.06
101 +	0.64	703	0.00	100.00	0.00
YES	16.33	690	0.25	26.09	16.46
81 - 85	1.49	689	0.00	14.99	39.90
86 - 90	6.80	687	0.39	20.24	23.83
91 - 95	4.91	686	0.00	23.97	9.29
96 - 100	2.82	699	0.50	41.90	0.49
101 +	0.30	727	0.00	100.00	0.00
TOTAL	100.00	672	0.23	53.37	17.26

FICO									
FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Yes IO	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
0 - 519	0.33	80.20	100.00	60.03	70.07	21.51	7.182	6.23	0.00
520 - 539	0.15	89.77	95.00	34.37	100.00	0.00	8.776	6.95	0.00
540 - 559	0.15	87.70	100.00	54.94	100.00	0.00	8.145	8.31	0.00
560 - 579	0.55	90.94	100.00	97.14	100.00	11.86	8.083	7.67	0.00
580 - 599	5.54	95.75	100.00	91.24	99.39	0.00	8.303	7.90	0.00
600 - 619	9.26	96.49	104.00	84.95	98.81	2.20	8.072	7.53	0.00
620 - 639	11.85	90.95	103.00	63.41	93.68	16.44	7.310	6.30	0.00
640 - 659	14.70	89.42	103.00	50.53	92.29	22.39	6.978	5.42	0.00
660 - 679	15.96	88.05	103.00	37.26	84.03	38.66	6.778	4.25	0.00
680 - 699	13.51	90.79	103.00	36.24	74.19	32.75	6.791	4.11	0.00
700 - 719	8.60	90.91	103.00	41.38	67.52	31.37	6.849	3.96	0.00
720 - 739	7.42	90.47	103.00	45.38	56.40	32.43	6.770	3.64	0.00
740 - 759	5.48	92.54	103.00	52.84	47.39	27.80	6.907	3.43	0.00
760 - 779	3.70	92.68	106.00	59.00	55.94	24.63	6.772	3.74	0.00
780 - 799	2.34	85.97	103.00	63.30	55.20	27.67	6.602	3.68	0.00
800 - 819	0.44	98.14	103.00	66.17	54.31	26.40	7.106	3.71	0.00
820 - 839	0.03	100.00	100.00	100.00	0.00	0.00	8.500	0.00	0.00
TOTAL	100.00	91.01	106.00	53.37	80.02	24.48	7.100	5.16	0.00

IO Loans FICOs								
IO FLAG FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
NO	75.52	93.06	106.00	63.27	81.92	7.35	6.18	0.00
0 - 0	0.16	76.65	100.00	36.98	66.72	6.49	6.71	0.00
1 - 519	0.09	83.62	90.00	69.65	100.00	9.41	9.04	0.00
520 - 539	0.15	89.77	95.00	34.37	100.00	8.78	6.95	0.00
540 - 559	0.15	87.70	100.00	54.94	100.00	8.14	8.31	0.00
560 - 579	0.48	92.36	100.00	96.75	100.00	8.34	8.13	0.00
580 - 599	5.54	95.75	100.00	91.24	99.39	8.30	7.90	0.00
600 - 619	9.06	96.99	104.00	84.61	98.79	8.11	7.57	0.00
620 - 639	9.91	92.32	103.00	69.37	95.26	7.50	7.04	0.00
640 - 659	11.41	91.40	103.00	54.26	93.28	7.21	6.34	0.00

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

IO Loans FICOs								
IO FLAG FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
660 - 679	9.79	90.10	103.00	50.02	85.72	7.07	5.65	0.00
680 - 699	9.08	93.16	103.00	48.06	74.43	7.04	5.10	0.00
700 - 719	5.90	92.99	103.00	52.44	66.00	7.06	4.87	0.00
720 - 739	5.01	92.67	103.00	58.55	55.79	6.93	4.29	0.00
740 - 759	3.95	96.46	103.00	67.15	49.34	7.08	3.99	0.00
760 - 779	2.79	94.92	106.00	68.64	57.25	6.91	4.27	0.00
780 - 799	1.69	87.54	103.00	65.09	49.46	6.79	4.24	0.00
800 - 819	0.32	99.17	103.00	89.90	37.92	7.18	4.05	0.00
820 - 839	0.03	100.00	100.00	100.00	0.00	8.50	0.00	0.00
YES	**24.48**	**84.67**	**100.00**	**22.82**	**74.19**	**6.32**	**2.82**	**0.00**
0 - 0	0.07	83.73	90.00	100.00	37.32	5.77	2.25	0.00
560 - 579	0.07	80.39	95.00	100.00	100.00	6.14	4.58	0.00
600 - 619	0.20	74.28	100.00	100.00	100.00	6.59	5.88	0.00
620 - 639	1.95	84.03	100.00	33.14	85.63	6.33	2.92	0.00
640 - 659	3.29	82.58	100.00	37.58	88.89	6.18	2.80	0.00
660 - 679	6.17	84.81	100.00	17.02	81.35	6.31	2.76	0.00
680 - 699	4.42	85.91	100.00	11.99	73.72	6.28	2.76	0.00
700 - 719	2.70	86.34	100.00	17.17	70.86	6.39	2.78	0.00
720 - 739	2.41	85.87	100.00	17.96	57.65	6.44	2.80	0.00
740 - 759	1.52	82.34	100.00	15.66	42.32	6.45	2.61	0.00
760 - 779	0.91	85.84	100.00	29.52	51.96	6.36	2.91	0.00
780 - 799	0.65	81.86	100.00	58.64	70.22	6.12	2.96	0.00
800 - 819	0.12	95.27	100.00	0.00	100.00	6.90	3.16	0.00
TOTAL	**100.00**	**91.01**	**106.00**	**53.37**	**80.02**	**7.10**	**5.16**	**0.00**

Original Balance								
ORIGINAL BALANCE	Count	Total ORIGINAL BALANCE	Pct of overall ORIGINAL BALANCE	Avg ORIGINAL BALANCE	Avg CURRENT GROSS COUPON Weighted by ORIGINAL BALANCE	CLTV	Avg CURRENT GROSS COUPON Weighted by ORIGINAL BALANCE	Avg FICO SCORE Weighted by ORIGINAL BALANCE
25,000.01 - 50,000.00	65	2,980,272.00	0.44	45,850.34	7.823	90.30	7.823	691
50,000.01 - 75,000.00	559	35,314,875.70	5.16	63,175.09	8.008	95.02	8.008	666
75,000.01 - 100,000.00	663	58,172,195.50	8.50	87,740.87	7.703	94.72	7.703	668
100,000.01 - 125,000.00	548	61,977,225.00	9.06	113,097.13	7.407	93.80	7.407	671
125,000.01 - 150,000.00	581	79,963,391.50	11.69	137,630.62	7.328	93.64	7.328	670
150,000.01 - 175,000.00	453	73,387,211.26	10.73	162,002.67	7.232	93.73	7.232	666
175,000.01 - 200,000.00	335	62,529,947.00	9.14	186,656.56	7.036	91.46	7.036	668
200,000.01 - 225,000.00	187	39,814,459.00	5.82	212,911.55	6.996	91.25	6.996	674
225,000.01 - 250,000.00	178	42,368,166.00	6.19	238,023.40	6.896	91.03	6.896	675
250,000.01 - 275,000.00	136	35,716,648.00	5.22	262,622.41	6.735	89.37	6.735	672
275,000.01 - 300,000.00	110	31,732,661.00	4.64	288,478.74	6.670	89.47	6.670	678
300,000.01 - 333,700.00	108	34,201,871.00	5.00	316,683.99	6.726	89.98	6.726	674
333,700.01 - 350,000.00	35	12,011,540.00	1.76	343,186.86	6.767	88.59	6.767	673
350,000.01 - 600,000.00	212	91,127,104.00	13.32	429,844.83	6.673	86.50	6.673	676
600,000.01 - 1,000,000.00	22	17,149,119.00	2.51	779,505.41	6.513	74.81	6.513	687
1,000,000.01 +	4	5,709,500.00	0.83	1,427,375.00	5.875	70.10	5.875	769
TOTAL	**4,196**	**684,156,185.96**	**100.00**	**163,049.62**	**7.100**	**91.00**	**7.100**	**672**

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
25,000.01 - 50,000.00	66	3,025,231.22	0.44	45,836.84	7.802	90.15	7.802	690
50,000.01 - 75,000.00	562	35,527,181.69	5.20	63,215.63	8.003	94.99	8.003	665
75,000.01 - 100,000.00	659	57,796,127.16	8.46	87,702.77	7.706	94.75	7.706	668
100,000.01 - 125,000.00	548	61,913,278.82	9.06	112,980.44	7.407	93.80	7.407	671
125,000.01 - 150,000.00	583	80,177,691.48	11.73	137,526.06	7.329	93.65	7.329	670
150,000.01 - 175,000.00	454	73,508,502.22	10.76	161,913.00	7.228	93.71	7.228	666
175,000.01 - 200,000.00	333	62,112,754.95	9.09	186,524.79	7.036	91.42	7.036	668
200,000.01 - 225,000.00	186	39,561,922.32	5.79	212,698.51	7.002	91.31	7.002	674
225,000.01 - 250,000.00	179	42,573,059.67	6.23	237,838.32	6.891	90.96	6.891	675
250,000.01 - 275,000.00	135	35,431,582.83	5.18	262,456.17	6.740	89.44	6.740	672
275,000.01 - 300,000.00	110	31,696,370.16	4.64	288,148.82	6.670	89.47	6.670	678
300,000.01 - 333,700.00	108	34,168,915.61	5.00	316,378.85	6.726	89.98	6.726	674
333,700.01 - 350,000.00	35	12,002,830.71	1.76	342,938.02	6.767	88.59	6.767	673
350,000.01 - 600,000.00	212	91,027,292.68	13.32	429,374.02	6.673	86.50	6.673	676
600,000.01 - 1,000,000.00	22	17,138,898.28	2.51	779,040.83	6.513	74.81	6.513	687
1,000,000.01 +	4	5,688,524.15	0.83	1,422,131.04	5.876	70.11	5.876	769
TOTAL	4,196	683,350,163.95	100.00	162,857.52	7.100	91.01	7.100	672

Mortgage Rates

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0.000 - 4.999	15	3,087,483.45	0.45	205,832.23	4.742	78.44	4.742	658
5.000 - 5.499	58	13,553,785.28	1.98	233,685.95	5.269	79.85	5.269	708
5.500 - 5.999	312	70,104,599.80	10.26	224,694.23	5.773	82.88	5.773	688
6.000 - 6.499	596	119,879,283.11	17.54	201,139.74	6.223	85.40	6.223	683
6.500 - 6.999	788	145,173,913.38	21.24	184,230.85	6.703	89.06	6.703	690
7.000 - 7.499	534	88,167,588.77	12.90	165,107.84	7.230	93.45	7.230	677
7.500 - 7.999	725	106,547,774.34	15.59	146,962.45	7.739	96.07	7.739	657
8.000 - 8.499	438	57,001,068.37	8.34	130,139.43	8.233	97.88	8.233	655
8.500 - 8.999	502	57,300,775.10	8.39	114,144.97	8.681	98.19	8.681	645
9.000 - 9.499	132	13,377,153.43	1.96	101,342.07	9.226	98.04	9.226	611
9.500 - 9.999	76	7,382,698.18	1.08	97,140.77	9.671	98.48	9.671	602
10.000 - 10.499	12	1,105,586.42	0.16	92,132.20	10.174	96.14	10.174	578
10.500 - 10.999	6	559,544.17	0.08	93,257.36	10.745	89.87	10.745	603
11.000 - 11.499	2	108,910.15	0.02	54,455.08	11.431	92.29	11.431	550
TOTAL	4,196	683,350,163.95	100.00	162,857.52	7.100	91.01	7.100	672

Original Term

STATED ORIGINAL TERM	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0 - 180	45	7,932,117.94	1.16	176,269.29	6.461	75.50	6.461	704
181 - 240	11	1,380,626.08	0.20	125,511.46	6.292	71.13	6.292	663
241 - 360	4,138	673,928,372.92	98.62	162,863.31	7.109	91.23	7.109	672
361 +	2	109,047.01	0.02	54,523.51	7.840	90.72	7.840	678
TOTAL	4,196	683,350,163.95	100.00	162,857.52	7.100	91.01	7.100	672

Roll

AM TYPE ROLL	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
ARMS	3,143	527,605,274.46	77.21	167,866.78	7.110	91.95	7.110	668

Roll

AM TYPE ROLL	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0 - 60	3,134	526,025,452.23	76.98	167,844.75	7.114	91.98	7.114	668
61 - 120	9	1,579,822.23	0.23	175,535.80	5.830	80.51	5.830	703
FIXED	1,053	155,744,889.49	22.79	147,905.88	7.067	87.82	7.067	689
0 - 60	1,053	155,744,889.49	22.79	147,905.88	7.067	87.82	7.067	689
TOTAL	4,196	683,350,163.95	100.00	162,857.52	7.100	91.01	7.100	672

MI Flag

MI FLAG	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
NO	3,573	571,756,274.30	83.67	160,021.35	7.206	90.65	7.206	669
YES	623	111,593,889.65	16.33	179,123.42	6.556	92.83	6.556	690
TOTAL	4,196	683,350,163.95	100.00	162,857.52	7.100	91.01	7.100	672

Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
First Lien	4,196	683,350,163.95	100.00	162,857.52	7.100	91.01	7.100	672
TOTAL	4,196	683,350,163.95	100.00	162,857.52	7.100	91.01	7.100	672

Seasoning

AGE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0	483	64,189,689.00	9.39	132,897.91	7.336	95.39	7.336	693
1	1,774	296,948,531.31	43.45	167,389.25	7.112	91.72	7.112	674
2	1,342	222,590,940.97	32.57	165,865.08	7.136	90.45	7.136	668
3	420	70,787,553.71	10.36	168,541.79	6.826	87.02	6.826	664
4	94	14,922,308.83	2.18	158,747.97	6.977	87.39	6.977	652
5	28	5,440,634.05	0.80	194,308.36	6.699	84.66	6.699	675
6	15	2,927,870.15	0.43	195,191.34	6.776	91.79	6.776	674
7	9	1,212,900.60	0.18	134,766.73	6.623	95.62	6.623	685
8	14	1,984,676.25	0.29	141,762.59	7.080	90.24	7.080	673
9	3	619,334.39	0.09	206,444.80	6.078	81.05	6.078	751
10	6	833,984.20	0.12	138,997.37	5.559	84.09	5.559	634
11	2	152,946.59	0.02	76,473.30	6.588	103.00	6.588	711
12	1	153,768.11	0.02	153,768.11	8.250	100.00	8.250	606
13	1	152,416.99	0.02	152,416.99	7.000	106.00	7.000	769
16	2	188,398.22	0.03	94,199.11	8.375	92.89	8.375	518
18	1	118,482.50	0.02	118,482.50	8.390	100.00	8.390	647
20	1	125,728.08	0.02	125,728.08	6.875	100.00	6.875	668
TOTAL	4,196	683,350,163.95	100.00	162,857.52	7.100	91.01	7.100	672

Combined LTVs

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0.01 - 25.00	3	254,513.14	0.04	84,837.71	8.256	21.41	8.256	683
25.01 - 30.00	1	187,434.64	0.03	187,434.64	5.990	29.00	5.990	676
30.01 - 35.00	1	427,938.60	0.06	427,938.60	6.250	32.00	6.250	592

Combined LTVs

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
35.01 - 40.00	1	249,789.96	0.04	249,789.96	6.875	38.00	6.875	663
40.01 - 45.00	4	1,064,725.43	0.16	266,181.36	6.419	44.04	6.419	733
45.01 - 50.00	7	917,107.18	0.13	131,015.31	6.295	47.98	6.295	660
50.01 - 55.00	11	2,705,990.67	0.40	245,999.15	6.149	52.86	6.149	659
55.01 - 60.00	12	3,028,481.26	0.44	252,373.44	6.329	58.97	6.329	664
60.01 - 65.00	17	5,284,502.54	0.77	310,853.09	6.119	63.68	6.119	698
65.01 - 70.00	52	13,884,087.20	2.03	267,001.68	6.224	69.14	6.224	669
70.01 - 75.00	86	18,819,869.23	2.75	218,835.69	6.400	74.10	6.400	663
75.01 - 80.00	483	91,304,618.27	13.36	189,036.48	6.341	79.45	6.341	686
80.01 - 85.00	126	24,379,177.95	3.57	193,485.54	6.729	83.68	6.729	673
85.01 - 90.00	462	90,018,127.32	13.17	194,844.43	6.691	88.72	6.691	677
90.01 - 95.00	735	128,063,919.18	18.74	174,236.62	7.177	93.76	7.177	660
95.01 - 100.00	2,137	295,381,547.56	43.23	138,222.53	7.585	98.26	7.585	672
100.01 +	58	7,378,333.82	1.08	127,212.65	7.003	100.58	7.003	709
TOTAL	**4,196**	**683,350,163.95**	**100.00**	**162,857.52**	**7.100**	**91.01**	**7.100**	**672**

Occupancy

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Investor	925	117,949,721.33	17.26	127,513.21	7.117	89.39	7.117	716
Owner Occupied	3,161	546,849,397.11	80.02	172,998.86	7.102	91.34	7.102	662
Second Home	110	18,551,045.51	2.71	168,645.87	6.932	91.54	6.932	693
TOTAL	**4,196**	**683,350,163.95**	**100.00**	**162,857.52**	**7.100**	**91.01**	**7.100**	**672**

Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Condominium	280	47,003,743.61	6.88	167,870.51	6.831	88.36	6.831	687
Leasehold	2	392,899.46	0.06	196,449.73	7.625	100.00	7.625	644
PUD	599	118,377,330.00	17.32	197,624.92	6.892	89.79	6.892	679
Single Family	3,283	513,184,724.14	75.10	156,315.79	7.173	91.53	7.173	670
Townhouse	32	4,391,466.74	0.64	137,233.34	7.014	90.62	7.014	653
TOTAL	**4,196**	**683,350,163.95**	**100.00**	**162,857.52**	**7.100**	**91.01**	**7.100**	**672**

Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Cash Out Refinance	1,277	224,653,380.06	32.88	175,922.77	6.972	87.54	6.972	656
Purchase	2,639	409,108,947.51	59.87	155,024.23	7.221	93.62	7.221	682
Rate/Term Refinance	280	49,587,836.38	7.26	177,099.42	6.684	85.18	6.684	673
TOTAL	**4,196**	**683,350,163.95**	**100.00**	**162,857.52**	**7.100**	**91.01**	**7.100**	**672**

Documentation

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Full/Alternative	2,585	364,723,275.40	53.37	141,092.18	7.343	94.79	7.343	663
Reduced	1,611	318,626,888.55	46.63	197,782.05	6.822	86.67	6.822	683

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Documentation								
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
TOTAL	4,196	683,350,163.95	100.00	162,857.52	7.100	91.01	7.100	672

Product Type								
AM TYPE	Count	Pct of overall CURRENT BALANCE	Total CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
ARMS	3,143	77.21	527,605,274.46	167,866.78	7.110	91.95	7.110	668
FIXED	1,053	22.79	155,744,889.49	147,905.88	7.067	87.82	7.067	689
TOTAL	4,196	100.00	683,350,163.95	162,857.52	7.100	91.01	7.100	672

Geographical Distribution								
STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Alabama	57	6,412,656.40	0.94	112,502.74	7.574	92.04	7.574	660
Arizona	126	21,253,570.60	3.11	168,679.13	6.922	89.96	6.922	679
Arkansas	23	2,612,075.56	0.38	113,568.50	8.042	97.44	8.042	640
California	196	60,459,524.63	8.85	308,466.96	6.415	83.34	6.415	674
Colorado	70	13,306,360.40	1.95	190,090.86	6.683	91.91	6.683	692
Connecticut	30	6,527,152.84	0.96	217,571.76	6.636	86.66	6.636	663
Delaware	14	2,637,333.94	0.39	188,381.00	7.089	91.79	7.089	670
District of Columbia	16	5,420,949.25	0.79	338,809.33	6.861	85.30	6.861	683
Florida	519	88,834,470.92	13.00	171,164.68	6.893	90.60	6.893	680
Georgia	224	33,013,596.84	4.83	147,382.13	7.379	93.15	7.379	658
Hawaii	9	3,763,179.42	0.55	418,131.05	6.552	82.15	6.552	697
Idaho	21	2,425,596.61	0.35	115,504.60	6.795	91.59	6.795	691
Illinois	180	32,466,710.08	4.75	180,370.61	7.253	92.52	7.253	669
Indiana	138	15,593,793.41	2.28	112,998.50	7.596	96.81	7.596	666
Iowa	42	4,831,320.59	0.71	115,031.44	7.981	97.75	7.981	652
Kansas	36	3,697,991.10	0.54	102,721.98	7.883	95.80	7.883	664
Kentucky	52	5,282,009.86	0.77	101,577.11	7.701	98.10	7.701	663
Louisiana	69	7,148,732.55	1.05	103,604.82	7.697	96.22	7.697	672
Maine	18	4,037,643.20	0.59	224,313.51	7.063	89.70	7.063	678
Maryland	105	25,598,962.29	3.75	243,799.64	6.727	88.89	6.727	677
Massachusetts	48	11,828,727.24	1.73	246,431.82	6.570	83.96	6.570	685
Michigan	223	29,553,549.51	4.32	132,527.13	7.499	95.10	7.499	660
Minnesota	94	17,844,594.40	2.61	189,836.11	7.143	91.48	7.143	660
Mississippi	35	3,853,562.33	0.56	110,101.78	8.261	97.39	8.261	639
Missouri	127	14,030,761.77	2.05	110,478.44	7.602	94.92	7.602	672
Montana	8	873,566.00	0.13	109,195.75	7.462	94.45	7.462	668
Nebraska	20	2,338,180.46	0.34	116,909.02	7.550	94.72	7.550	660
Nevada	46	11,200,035.00	1.64	243,479.02	6.550	86.97	6.550	677
New Hampshire	15	4,409,509.54	0.65	293,967.30	6.482	80.90	6.482	721
New Jersey	107	27,371,489.80	4.01	255,808.32	6.774	85.41	6.774	682
New Mexico	30	4,049,098.53	0.59	134,969.95	7.487	94.30	7.487	665
New York	67	16,100,825.46	2.36	240,310.83	6.936	86.63	6.936	688
North Carolina	121	14,078,415.87	2.06	116,350.54	7.599	94.28	7.599	667
Ohio	192	22,162,096.96	3.24	115,427.59	7.411	95.70	7.411	664
Oklahoma	35	4,238,183.13	0.62	121,090.95	7.278	92.85	7.278	671
Oregon	48	8,060,085.40	1.18	167,918.45	6.693	91.73	6.693	698
Pennsylvania	136	18,345,767.49	2.68	134,895.35	7.384	91.78	7.384	657
Rhode Island	13	3,472,588.85	0.51	267,122.22	6.457	84.87	6.457	673
South Carolina	62	8,325,677.75	1.22	134,285.13	7.673	93.24	7.673	659
South Dakota	3	280,739.49	0.04	93,579.83	7.077	90.53	7.077	672
Tennessee	110	12,437,599.52	1.82	113,069.09	7.970	98.22	7.970	640

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Geographical Distribution								
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Texas	332	40,905,904.49	5.99	123,210.56	7.509	94.37	7.509	678
Utah	28	4,359,499.35	0.64	155,696.41	7.186	98.58	7.186	694
Vermont	4	544,563.15	0.08	136,140.79	6.298	92.00	6.298	715
Virginia	163	31,155,026.80	4.56	191,135.13	6.979	89.65	6.979	673
Washington	79	13,799,109.17	2.02	174,672.27	6.600	92.03	6.600	686
West Virginia	11	959,125.68	0.14	87,193.24	8.135	97.45	8.135	652
Wisconsin	89	10,610,177.98	1.55	119,215.48	7.749	95.13	7.749	659
Wyoming	5	838,072.34	0.12	167,614.47	7.087	97.74	7.087	677
TOTAL	**4,196**	**683,350,163.95**	**100.00**	**162,857.52**	**7.100**	**91.01**	**7.100**	**672**

Prepay Penalty								
PREPAY	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
No	1,841	311,063,944.48	45.52	168,964.66	6.857	88.16	6.857	682
Yes	2,355	372,286,219.47	54.48	158,083.32	7.303	93.39	7.303	665
TOTAL	**4,196**	**683,350,163.95**	**100.00**	**162,857.52**	**7.100**	**91.01**	**7.100**	**672**

Prepay Term								
PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
1Y PP	180	37,274,173.08	5.45	207,078.74	7.131	90.95	7.131	678
2Y PP	1,255	188,872,024.24	27.64	150,495.64	7.569	95.32	7.569	649
3M PP	1	94,400.00	0.01	94,400.00	5.500	80.00	5.500	671
3Y PP	874	136,767,315.57	20.01	156,484.34	7.036	92.12	7.036	682
5Y PP	36	7,121,454.12	1.04	197,818.17	6.522	84.81	6.522	678
6M PP	6	1,359,652.46	0.20	226,608.74	6.829	72.93	6.829	640
7M PP	3	797,200.00	0.12	265,733.33	6.267	80.00	6.267	716
No PP	1,841	311,063,944.48	45.52	168,964.66	6.857	88.16	6.857	682
TOTAL	**4,196**	**683,350,163.95**	**100.00**	**162,857.52**	**7.100**	**91.01**	**7.100**	**672**

Fico Score								
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0 - 0	8	1,582,910.94	0.23	197,863.87	6.268	78.80	6.268	0
1 - 519	8	648,570.94	0.09	81,071.37	9.411	83.62	9.411	509
520 - 539	6	1,011,482.00	0.15	168,580.33	8.776	89.77	8.776	529
540 - 559	7	1,057,301.24	0.15	151,043.03	8.145	87.70	8.145	547
560 - 579	34	3,754,224.39	0.55	110,418.36	8.083	90.94	8.083	570
580 - 599	277	37,825,162.32	5.54	136,552.93	8.303	95.75	8.303	589
600 - 619	466	63,278,833.74	9.26	135,791.49	8.072	96.49	8.072	609
620 - 639	517	81,003,204.32	11.85	156,679.31	7.310	90.95	7.310	629
640 - 659	577	100,476,936.94	14.70	174,136.81	6.978	89.42	6.978	649
660 - 679	569	109,030,177.86	15.96	191,617.18	6.778	88.05	6.778	669
680 - 699	540	92,298,983.12	13.51	170,924.04	6.791	90.79	6.791	689
700 - 719	366	58,770,252.52	8.60	160,574.46	6.849	90.91	6.849	709
720 - 739	304	50,705,265.27	7.42	166,793.64	6.770	90.47	6.770	729
740 - 759	241	37,430,590.53	5.48	155,313.65	6.907	92.54	6.907	750
760 - 779	167	25,271,589.77	3.70	151,326.88	6.772	92.68	6.772	769
780 - 799	86	16,009,045.85	2.34	186,151.70	6.602	85.97	6.602	788
800 - 819	22	3,001,050.16	0.44	136,411.37	7.106	98.14	7.106	806

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Fico Score								
FICO SCORE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg CURRENT GROSS COUPON**	**CLTV**	**Wtd Avg CURRENT GROSS COUPON**	**Wtd Avg FICO SCORE**
820 - 839	1	194,582.04	0.03	194,582.04	8.500	100.00	8.500	821
TOTAL	4,196	683,350,163.95	100.00	162,857.52	7.100	91.01	7.100	672

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Non MI loans LTV					
MI FLAG LOAN TO VALUE	Pct of overall CURRENT BALANCE	Wtd Avg FICO SCORE	fico less than 500	Full Doc	Investor
NO	83.30	690	0.64	61.19	27.82
0 - 50	1.58	665	0.00	43.10	24.26
51 - 60	1.67	660	0.00	0.00	4.75
61 - 70	7.55	686	3.99	34.63	4.92
71 - 80	26.24	678	0.90	41.80	24.22
81 - 85	2.89	675	0.00	70.50	4.51
86 - 90	3.83	681	0.00	67.72	11.65
91 - 95	6.64	679	0.00	67.35	1.60
96 - 100	31.12	709	0.00	82.94	49.18
101 +	1.80	707	0.00	100.00	0.00
YES	16.70	680	0.37	53.68	24.84
81 - 85	2.39	686	0.00	19.26	56.09
86 - 90	4.81	668	0.00	36.25	33.66
91 - 95	4.53	671	0.00	39.42	24.98
96 - 100	3.66	688	1.69	100.00	1.66
101 +	1.32	727	0.00	100.00	0.00
TOTAL	100.00	689	0.60	59.93	27.32

FICO									
FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Yes IO	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
0 - 519	0.60	74.87	100.00	37.89	60.64	0.00	6.247	0.00	0.00
540 - 559	0.10	100.00	100.00	100.00	100.00	0.00	6.990	0.00	0.00
560 - 579	0.18	92.11	95.00	100.00	100.00	0.00	7.168	0.00	0.00
580 - 599	2.19	78.25	100.00	85.83	97.43	0.00	7.485	0.00	0.00
600 - 619	2.39	86.80	100.00	84.16	98.43	0.00	7.658	0.00	0.00
620 - 639	13.55	82.57	103.00	38.84	90.99	12.31	6.849	0.00	0.00
640 - 659	12.69	85.92	103.00	55.59	90.76	7.50	6.820	0.00	0.00
660 - 679	16.44	85.03	103.00	51.19	82.05	7.22	6.901	0.00	0.00
680 - 699	13.66	90.24	103.00	59.05	67.13	1.62	7.197	0.00	0.00
700 - 719	10.83	90.88	103.00	60.62	62.62	0.46	7.233	0.00	0.00
720 - 739	8.54	91.50	103.00	73.74	45.26	0.00	7.206	0.00	0.00
740 - 759	7.64	96.27	103.00	78.72	38.00	0.00	7.402	0.00	0.00
760 - 779	5.99	92.72	103.00	71.39	55.79	0.00	7.258	0.00	0.00
780 - 799	4.46	81.15	101.00	63.57	67.15	7.42	6.623	0.00	0.00
800 - 819	0.63	98.74	100.00	100.00	14.13	0.00	7.642	0.00	0.00
820 - 839	0.12	100.00	100.00	100.00	0.00	0.00	8.500	0.00	0.00
TOTAL	100.00	87.82	103.00	59.93	71.61	4.41	7.067	0.00	0.00

IO Loans FICOs								
IO FLAG FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
NO	95.59	88.13	103.00	62.02	70.93	7.09	0.00	0.00
0 - 0	0.60	74.87	100.00	37.89	60.64	6.25	0.00	0.00
540 - 559	0.10	100.00	100.00	100.00	100.00	6.99	0.00	0.00
560 - 579	0.18	92.11	95.00	100.00	100.00	7.17	0.00	0.00
580 - 599	2.19	78.25	100.00	85.83	97.43	7.48	0.00	0.00
600 - 619	2.39	86.80	100.00	84.16	98.43	7.66	0.00	0.00
620 - 639	11.88	82.28	103.00	44.29	91.54	6.86	0.00	0.00
640 - 659	11.74	87.20	103.00	60.10	90.64	6.86	0.00	0.00
660 - 679	15.25	85.04	103.00	53.09	81.25	6.93	0.00	0.00
680 - 699	13.43	90.37	103.00	60.02	68.23	7.21	0.00	0.00
700 - 719	10.78	90.93	103.00	60.90	62.44	7.24	0.00	0.00

IO Loans FICOs								
IO FLAG FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
720 - 739	8.54	91.50	103.00	73.74	45.26	7.21	0.00	0.00
740 - 759	7.64	96.27	103.00	78.72	38.00	7.40	0.00	0.00
760 - 779	5.99	92.72	103.00	71.39	55.79	7.26	0.00	0.00
780 - 799	4.13	81.24	101.00	60.65	64.52	6.67	0.00	0.00
800 - 819	0.63	98.74	100.00	100.00	14.13	7.64	0.00	0.00
820 - 839	0.12	100.00	100.00	100.00	0.00	8.50	0.00	0.00
YES	**4.41**	**81.06**	**95.00**	**14.71**	**86.36**	**6.52**	**0.00**	**0.00**
620 - 639	1.67	84.62	95.00	0.00	87.01	6.76	0.00	0.00
640 - 659	0.95	70.14	80.00	0.00	92.34	6.27	0.00	0.00
660 - 679	1.19	84.92	95.00	26.79	92.35	6.50	0.00	0.00
680 - 699	0.22	82.41	90.00	0.00	0.00	6.68	0.00	0.00
700 - 719	0.05	80.00	80.00	0.00	100.00	6.25	0.00	0.00
780 - 799	0.33	80.00	80.00	100.00	100.00	6.00	0.00	0.00
TOTAL	**100.00**	**87.82**	**103.00**	**59.93**	**71.61**	**7.07**	**0.00**	**0.00**

Original Balance								
ORIGINAL BALANCE	Count	Total ORIGINAL BALANCE	Pct of overall ORIGINAL BALANCE	Avg ORIGINAL BALANCE	Avg CURRENT GROSS COUPON Weighted by ORIGINAL BALANCE	CLTV	Avg CURRENT GROSS COUPON Weighted by ORIGINAL BALANCE	Avg FICO SCORE Weighted by ORIGINAL BALANCE
25,000.01 - 50,000.00	37	1,648,232.00	1.06	44,546.81	7.869	87.98	7.869	700
50,000.01 - 75,000.00	194	12,071,151.00	7.74	62,222.43	7.905	92.64	7.905	697
75,000.01 - 100,000.00	209	18,186,218.00	11.66	87,015.40	7.631	93.30	7.631	698
100,000.01 - 125,000.00	158	17,787,691.00	11.40	112,580.32	7.408	92.36	7.408	696
125,000.01 - 150,000.00	131	18,115,904.00	11.61	138,289.34	7.262	92.08	7.262	695
150,000.01 - 175,000.00	80	12,942,740.00	8.29	161,784.25	7.219	90.44	7.219	681
175,000.01 - 200,000.00	62	11,648,583.00	7.47	187,880.37	6.928	86.55	6.928	676
200,000.01 - 225,000.00	37	7,839,635.00	5.02	211,882.03	7.085	86.68	7.085	679
225,000.01 - 250,000.00	27	6,452,787.00	4.14	238,992.11	6.918	85.69	6.918	664
250,000.01 - 275,000.00	17	4,479,401.00	2.87	263,494.18	6.821	88.53	6.821	674
275,000.01 - 300,000.00	15	4,317,624.00	2.77	287,841.60	6.877	86.92	6.877	687
300,000.01 - 333,700.00	14	4,437,000.00	2.84	316,928.57	6.913	83.75	6.913	676
333,700.01 - 350,000.00	4	1,366,385.00	0.88	341,596.25	6.721	90.83	6.721	741
350,000.01 - 600,000.00	60	26,648,543.00	17.08	444,142.38	6.387	81.86	6.387	676
600,000.01 - 1,000,000.00	5	3,884,719.00	2.49	776,943.80	5.824	72.61	5.824	695
1,000,000.01 +	3	4,209,500.00	2.70	1,403,166.67	5.920	68.35	5.920	765
TOTAL	**1,053**	**156,036,113.00**	**100.00**	**148,182.44**	**7.067**	**87.81**	**7.067**	**689**

Current Balance								
CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
25,000.01 - 50,000.00	37	1,644,450.08	1.06	44,444.60	7.870	87.98	7.870	700
50,000.01 - 75,000.00	196	12,206,831.19	7.84	62,279.75	7.891	92.65	7.891	696
75,000.01 - 100,000.00	207	17,997,658.11	11.56	86,945.21	7.640	93.31	7.640	698
100,000.01 - 125,000.00	158	17,763,726.20	11.41	112,428.65	7.408	92.37	7.408	696
125,000.01 - 150,000.00	131	18,084,873.82	11.61	138,052.47	7.262	92.09	7.262	695
150,000.01 - 175,000.00	80	12,921,412.69	8.30	161,517.66	7.220	90.44	7.220	681
175,000.01 - 200,000.00	62	11,628,936.29	7.47	187,563.49	6.928	86.55	6.928	676
200,000.01 - 225,000.00	37	7,828,610.69	5.03	211,584.07	7.085	86.68	7.085	679
225,000.01 - 250,000.00	27	6,438,938.57	4.13	238,479.21	6.918	85.69	6.918	664

Current Balance								
CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
250,000.01 - 275,000.00	17	4,470,332.49	2.87	262,960.73	6.821	88.55	6.821	674
275,000.01 - 300,000.00	15	4,304,472.08	2.76	286,964.81	6.877	86.90	6.877	687
300,000.01 - 333,700.00	14	4,429,553.26	2.84	316,396.66	6.913	83.76	6.913	676
333,700.01 - 350,000.00	4	1,365,442.79	0.88	341,360.70	6.721	90.83	6.721	741
350,000.01 - 600,000.00	60	26,591,220.70	17.07	443,187.01	6.388	81.88	6.388	676
600,000.01 - 1,000,000.00	5	3,879,906.38	2.49	775,981.28	5.824	72.60	5.824	695
1,000,000.01 +	3	4,188,524.15	2.69	1,396,174.72	5.921	68.36	5.921	765
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Mortgage Rates								
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
5.000 - 5.499	5	2,538,720.85	1.63	507,744.17	5.281	68.50	5.281	759
5.500 - 5.999	66	15,916,105.97	10.22	241,153.12	5.841	78.19	5.841	687
6.000 - 6.499	176	35,552,213.42	22.83	202,001.21	6.206	79.80	6.206	672
6.500 - 6.999	194	32,218,241.59	20.69	166,073.41	6.706	85.97	6.706	689
7.000 - 7.499	111	16,020,893.05	10.29	144,332.37	7.213	91.28	7.213	684
7.500 - 7.999	156	18,565,394.41	11.92	119,008.94	7.716	95.64	7.716	690
8.000 - 8.499	134	13,682,633.24	8.79	102,109.20	8.256	97.30	8.256	719
8.500 - 8.999	184	18,700,764.15	12.01	101,634.59	8.634	98.54	8.634	701
9.000 - 9.499	17	1,535,239.17	0.99	90,308.19	9.219	96.09	9.219	630
9.500 - 9.999	5	619,068.17	0.40	123,813.63	9.676	94.52	9.676	628
10.500 - 10.999	4	342,649.60	0.22	85,662.40	10.676	83.46	10.676	613
11.000 - 11.499	1	52,965.87	0.03	52,965.87	11.490	100.00	11.490	592
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Original Term								
STATED ORIGINAL TERM	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0 - 180	45	7,932,117.94	5.09	176,269.29	6.461	75.50	6.461	704
181 - 240	11	1,380,626.08	0.89	125,511.46	6.292	71.13	6.292	663
241 - 360	995	146,323,098.46	93.95	147,058.39	7.107	88.64	7.107	688
361 +	2	109,047.01	0.07	54,523.51	7.840	90.72	7.840	678
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Roll								
AM TYPE ROLL	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
FIXED	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689
0 - 60	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

MI Flag								
MI FLAG	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
NO	851	129,736,259.44	83.30	152,451.54	7.120	86.66	7.120	690
YES	202	26,008,630.05	16.70	128,755.59	6.807	93.58	6.807	680

MI Flag								
MI FLAG	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Lien								
LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
First Lien	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Seasoning								
AGE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0	150	17,469,495.00	11.22	116,463.30	7.550	92.54	7.550	708
1	381	54,159,201.53	34.77	142,150.14	7.203	90.34	7.203	694
2	307	50,062,281.19	32.14	163,069.32	7.004	87.05	7.004	690
3	147	23,882,269.34	15.33	162,464.42	6.637	81.45	6.637	663
4	39	6,093,405.36	3.91	156,241.16	6.737	81.29	6.737	662
5	10	1,607,241.84	1.03	160,724.18	7.114	80.87	7.114	688
6	2	390,621.95	0.25	195,310.97	6.690	100.78	6.690	730
7	4	470,261.05	0.30	117,565.26	7.317	102.29	7.317	733
8	7	726,432.20	0.47	103,776.03	7.775	102.07	7.775	727
9	2	541,730.32	0.35	270,865.16	5.660	78.34	5.660	774
10	1	63,275.04	0.04	63,275.04	6.750	103.00	6.750	683
11	2	152,946.59	0.10	76,473.30	6.588	103.00	6.588	711
20	1	125,728.08	0.08	125,728.08	6.875	100.00	6.875	668
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Combined LTVs								
COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0.01 - 25.00	3	254,513.14	0.16	84,837.71	8.256	21.41	8.256	683
25.01 - 30.00	1	187,434.64	0.12	187,434.64	5.990	29.00	5.990	676
30.01 - 35.00	1	427,938.60	0.27	427,938.60	6.250	32.00	6.250	592
35.01 - 40.00	1	249,789.96	0.16	249,789.96	6.875	38.00	6.875	663
40.01 - 45.00	3	316,085.14	0.20	105,361.71	6.228	41.77	6.228	749
45.01 - 50.00	7	917,107.18	0.59	131,015.31	6.295	47.98	6.295	660
50.01 - 55.00	6	1,941,606.77	1.25	323,601.13	6.360	52.52	6.360	660
55.01 - 60.00	5	660,483.21	0.42	132,096.64	6.508	59.30	6.508	659
60.01 - 65.00	13	4,116,670.23	2.64	316,666.94	5.898	63.33	5.898	695
65.01 - 70.00	25	7,638,291.00	4.90	305,531.64	6.034	68.93	6.034	680
70.01 - 75.00	37	7,838,769.47	5.03	211,858.63	6.242	74.01	6.242	652
75.01 - 80.00	162	27,483,623.03	17.65	169,651.99	6.440	79.19	6.440	682
80.01 - 85.00	47	8,209,120.06	5.27	174,662.13	6.826	84.39	6.826	680
85.01 - 90.00	94	14,053,451.25	9.02	149,504.80	6.886	89.12	6.886	676
90.01 - 95.00	114	18,566,387.02	11.92	162,863.04	7.091	93.72	7.091	675
95.01 - 100.00	491	57,715,805.89	37.06	117,547.47	7.818	98.59	7.818	706
100.01 +	43	5,167,812.90	3.32	120,181.70	7.102	101.70	7.102	715
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Occupancy								
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Investor	421	42,551,323.25	27.32	101,072.03	7.694	91.97	7.694	719
Owner Occupied	620	111,523,887.87	71.61	179,877.24	6.823	86.24	6.823	677
Second Home	12	1,669,678.37	1.07	139,139.86	7.450	87.33	7.450	664
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Property Type								
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Condominium	29	3,714,045.17	2.38	128,070.52	7.267	90.28	7.267	727
PUD	117	20,222,134.59	12.98	172,838.76	6.987	85.84	6.987	687
Single Family	902	131,244,745.76	84.27	145,504.15	7.076	88.09	7.076	688
Townhouse	5	563,963.97	0.36	112,792.79	6.571	79.13	6.571	674
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Loan Purpose								
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Cash Out Refinance	360	62,047,707.33	39.84	172,354.74	6.707	81.27	6.707	670
Purchase	613	79,553,173.72	51.08	129,776.79	7.407	93.86	7.407	705
Rate/Term Refinance	80	14,144,008.44	9.08	176,800.11	6.738	82.53	6.738	680
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Documentation								
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Full/Alternative	677	93,341,705.76	59.93	137,875.49	7.208	92.02	7.208	694
Reduced	376	62,403,183.73	40.07	165,965.91	6.857	81.53	6.857	680
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Product Type								
AM TYPE	Count	Pct of overall CURRENT BALANCE	Total CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
FIXED	1,053	100.00	155,744,889.49	147,905.88	7.067	87.82	7.067	689
TOTAL	1,053	100.00	155,744,889.49	147,905.88	7.067	87.82	7.067	689

Geographical Distribution								
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Alabama	18	1,963,419.43	1.26	109,078.86	7.545	80.30	7.545	670
Arizona	19	4,211,249.25	2.70	221,644.70	6.594	81.95	6.594	707
Arkansas	3	534,465.56	0.34	178,155.19	7.520	100.00	7.520	693
California	57	18,755,504.64	12.04	329,043.94	6.061	74.87	6.061	680
Colorado	17	3,232,202.21	2.08	190,129.54	6.691	88.50	6.691	681
Connecticut	8	2,350,624.12	1.51	293,828.02	6.426	79.64	6.426	660
Delaware	2	229,784.79	0.15	114,892.40	7.794	96.35	7.794	720

Geographical Distribution								
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
District of Columbia	1	483,621.64	0.31	483,621.64	6.500	85.00	6.500	686
Florida	59	8,889,944.60	5.71	150,677.03	7.004	88.91	7.004	666
Georgia	61	8,333,645.93	5.35	136,617.15	7.058	90.92	7.058	675
Hawaii	5	1,798,490.95	1.15	359,698.19	6.559	94.60	6.559	714
Idaho	9	1,129,911.67	0.73	125,545.74	7.011	90.80	7.011	695
Illinois	34	4,703,675.37	3.02	138,343.39	7.441	92.06	7.441	693
Indiana	50	5,118,943.92	3.29	102,378.88	7.770	96.20	7.770	690
Iowa	8	1,118,385.28	0.72	139,798.16	7.472	94.81	7.472	710
Kansas	13	1,180,950.56	0.76	90,842.35	7.808	94.93	7.808	717
Kentucky	14	1,333,689.90	0.86	95,263.56	7.461	95.47	7.461	708
Louisiana	31	2,743,688.52	1.76	88,506.08	7.551	93.31	7.551	701
Maine	10	1,968,899.26	1.26	196,889.93	6.807	84.03	6.807	672
Maryland	22	5,299,093.71	3.40	240,867.90	6.557	84.23	6.557	697
Massachusetts	7	1,214,864.21	0.78	173,552.03	7.290	76.77	7.290	699
Michigan	36	4,191,350.99	2.69	116,426.42	7.941	97.01	7.941	704
Minnesota	6	1,227,031.18	0.79	204,505.20	6.941	87.46	6.941	674
Mississippi	8	707,847.97	0.45	88,481.00	8.204	92.48	8.204	662
Missouri	31	2,635,023.96	1.69	85,000.77	7.686	92.95	7.686	716
Montana	4	430,766.63	0.28	107,691.66	7.293	96.67	7.293	708
Nebraska	7	669,903.80	0.43	95,700.54	7.760	92.79	7.760	697
Nevada	5	1,034,066.32	0.66	206,813.26	6.090	74.01	6.090	652
New Hampshire	6	2,471,504.33	1.59	411,917.39	6.546	78.03	6.546	748
New Jersey	27	6,140,853.53	3.94	227,439.02	6.964	82.03	6.964	679
New Mexico	13	1,620,136.19	1.04	124,625.86	6.795	90.02	6.795	712
New York	27	6,731,374.88	4.32	249,310.18	6.773	82.95	6.773	694
North Carolina	29	2,843,350.62	1.83	98,046.57	7.895	93.68	7.895	710
Ohio	47	5,065,242.27	3.25	107,771.11	7.663	95.16	7.663	688
Oklahoma	23	2,473,725.61	1.59	107,553.29	7.216	89.41	7.216	690
Oregon	16	2,296,516.78	1.47	143,532.30	7.082	88.23	7.082	715
Pennsylvania	41	4,745,833.24	3.05	115,752.03	7.245	88.68	7.245	670
Rhode Island	4	961,444.06	0.62	240,361.02	6.440	73.01	6.440	689
South Carolina	16	2,451,192.65	1.57	153,199.54	7.127	93.50	7.127	663
South Dakota	1	132,947.81	0.09	132,947.81	6.875	80.00	6.875	643
Tennessee	17	1,855,523.71	1.19	109,148.45	7.941	97.96	7.941	695
Texas	159	17,526,174.14	11.25	110,227.51	7.421	93.52	7.421	694
Utah	4	432,750.93	0.28	108,187.73	7.623	100.00	7.623	718
Vermont	1	127,746.20	0.08	127,746.20	7.250	90.00	7.250	737
Virginia	36	4,993,479.28	3.21	138,707.76	7.220	87.97	7.220	678
Washington	15	2,251,298.80	1.45	150,086.59	7.255	87.83	7.255	690
West Virginia	3	400,832.35	0.26	133,610.78	8.567	100.00	8.567	622
Wisconsin	21	2,464,119.67	1.58	117,339.03	7.608	97.17	7.608	707
Wyoming	2	267,796.07	0.17	133,898.04	7.375	100.00	7.375	713
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Prepay Penalty								
PREPAY	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
No	633	94,991,369.30	60.99	150,065.35	6.907	85.60	6.907	690
Yes	420	60,753,520.19	39.01	144,651.24	7.318	91.28	7.318	687
TOTAL	1,053	155,744,889.49	100.00	147,905.88	7.067	87.82	7.067	689

Prepay Term

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
1Y PP	34	7,422,608.14	4.77	218,312.00	7.092	87.81	7.092	693
2Y PP	40	5,083,211.37	3.26	127,080.28	7.788	95.48	7.788	695
3Y PP	340	45,740,793.48	29.37	134,531.75	7.362	92.26	7.362	687
5Y PP	5	1,531,907.20	0.98	306,381.44	6.311	81.54	6.311	662
6M PP	1	975,000.00	0.63	975,000.00	6.125	65.00	6.125	658
No PP	633	94,991,369.30	60.99	150,065.35	6.907	85.60	6.907	690
TOTAL	**1,053**	**155,744,889.49**	**100.00**	**147,905.88**	**7.067**	**87.82**	**7.067**	**689**

Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0 - 0	4	932,563.22	0.60	233,140.81	6.247	74.87	6.247	0
540 - 559	1	162,631.64	0.10	162,631.64	6.990	100.00	6.990	549
560 - 579	3	282,463.12	0.18	94,154.37	7.168	92.11	7.168	576
580 - 599	26	3,406,494.10	2.19	131,019.00	7.485	78.25	7.485	589
600 - 619	25	3,721,133.95	2.39	148,845.36	7.658	86.80	7.658	612
620 - 639	122	21,105,754.07	13.55	172,997.98	6.849	82.57	6.849	630
640 - 659	125	19,767,751.87	12.69	158,142.01	6.820	85.92	6.820	649
660 - 679	155	25,598,225.25	16.44	165,149.84	6.901	85.03	6.901	670
680 - 699	155	21,268,112.15	13.66	137,213.63	7.197	90.24	7.197	689
700 - 719	127	16,872,021.09	10.83	132,850.56	7.233	90.88	7.233	708
720 - 739	100	13,297,194.67	8.54	132,971.95	7.206	91.50	7.206	729
740 - 759	97	11,891,162.69	7.64	122,589.31	7.402	96.27	7.402	749
760 - 779	70	9,325,794.96	5.99	133,225.64	7.258	92.72	7.258	770
780 - 799	32	6,943,946.86	4.46	216,998.34	6.623	81.15	6.623	788
800 - 819	10	975,057.81	0.63	97,505.78	7.642	98.74	7.642	808
820 - 839	1	194,582.04	0.12	194,582.04	8.500	100.00	8.500	821
TOTAL	**1,053**	**155,744,889.49**	**100.00**	**147,905.88**	**7.067**	**87.82**	**7.067**	**689**

Non MI loans LTV					
MI FLAG LOAN TO VALUE	Pct of overall CURRENT BALANCE	Wtd Avg FICO SCORE	fico less than 500	Full Doc	Investor
NO	**83.78**	**663**	**0.11**	**57.97**	**14.36**
0 - 50	0.14	726	0.00	0.00	0.00
51 - 60	0.59	663	0.00	35.05	37.16
61 - 70	1.91	674	0.00	8.53	47.76
71 - 80	20.62	686	0.38	24.63	23.58
81 - 85	1.60	652	0.00	41.36	13.24
86 - 90	5.85	654	0.00	39.05	6.52
91 - 95	14.26	642	0.00	55.59	2.77
96 - 100	38.50	659	0.03	82.97	13.12
101 +	0.30	694	0.00	100.00	0.00
YES	**16.22**	**693**	**0.21**	**17.70**	**13.91**
81 - 85	1.23	690	0.00	12.54	30.64
86 - 90	7.40	691	0.46	17.17	21.94
91 - 95	5.02	691	0.00	19.86	5.11
96 - 100	2.57	703	0.00	17.50	0.00
TOTAL	**100.00**	**668**	**0.12**	**51.44**	**14.29**

FICO									
FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Yes IO	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
0 - 519	0.25	84.02	100.00	75.92	76.84	36.95	7.853	6.23	0.00
520 - 539	0.19	89.77	95.00	34.37	100.00	0.00	8.776	6.95	0.00
540 - 559	0.17	85.46	90.00	46.75	100.00	0.00	8.355	8.31	0.00
560 - 579	0.66	90.85	100.00	96.90	100.00	12.82	8.157	7.67	0.00
580 - 599	6.52	97.48	100.00	91.78	99.59	0.00	8.384	7.90	0.00
600 - 619	11.29	97.09	104.00	84.99	98.84	2.34	8.098	7.53	0.00
620 - 639	11.35	93.91	102.00	72.07	94.63	17.89	7.472	6.30	0.00
640 - 659	15.30	90.28	103.00	49.29	92.67	26.04	7.017	5.42	0.00
660 - 679	15.81	88.98	103.00	32.98	84.64	48.31	6.740	4.25	0.00
680 - 699	13.46	90.95	103.00	29.42	76.31	42.08	6.670	4.11	0.00
700 - 719	7.94	90.92	102.00	33.62	69.50	43.81	6.694	3.96	0.00
720 - 739	7.09	90.10	103.00	35.31	60.35	43.96	6.615	3.64	0.00
740 - 759	4.84	90.80	100.00	40.78	51.77	40.74	6.677	3.43	0.00
760 - 779	3.02	92.66	106.00	51.76	56.03	39.04	6.487	3.74	0.00
780 - 799	1.72	89.67	103.00	63.10	46.05	43.19	6.586	3.68	0.00
800 - 819	0.38	97.85	103.00	49.89	73.64	39.10	6.848	3.71	0.00
TOTAL	**100.00**	**91.95**	**106.00**	**51.44**	**82.51**	**30.40**	**7.110**	**5.16**	**0.00**

IO Loans FICOs								
IO FLAG FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
NO	**69.60**	**95.06**	**106.00**	**63.78**	**86.37**	**7.46**	**6.18**	**0.00**
0 - 0	0.03	86.40	100.00	31.98	100.00	7.80	6.71	0.00
1 - 519	0.12	83.62	90.00	69.65	100.00	9.41	9.04	0.00
520 - 539	0.19	89.77	95.00	34.37	100.00	8.78	6.95	0.00
540 - 559	0.17	85.46	90.00	46.75	100.00	8.35	8.31	0.00
560 - 579	0.57	92.38	100.00	96.45	100.00	8.45	8.13	0.00
580 - 599	6.52	97.48	100.00	91.78	99.59	8.38	7.90	0.00
600 - 619	11.02	97.64	104.00	84.63	98.81	8.13	7.57	0.00
620 - 639	9.32	96.09	102.00	78.80	96.66	7.74	7.04	0.00
640 - 659	11.31	92.68	103.00	52.48	94.09	7.31	6.34	0.00
660 - 679	8.17	92.89	103.00	48.32	88.18	7.15	5.65	0.00
680 - 699	7.80	94.58	103.00	41.98	77.57	6.95	5.10	0.00

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

IO Loans FICOs								
IO FLAG FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
700 - 719	4.46	94.47	102.00	46.40	68.54	6.93	4.87	0.00
720 - 739	3.97	93.42	103.00	48.91	62.47	6.75	4.29	0.00
740 - 759	2.87	96.62	100.00	58.06	58.26	6.84	3.99	0.00
760 - 779	1.84	97.04	106.00	66.00	58.64	6.57	4.27	0.00
780 - 799	0.98	95.42	103.00	70.63	30.65	6.93	4.24	0.00
800 - 819	0.23	99.51	103.00	81.93	56.72	6.82	4.05	0.00
YES	**30.40**	**84.83**	**100.00**	**23.17**	**73.67**	**6.31**	**2.82**	**0.00**
0 - 0	0.09	83.73	90.00	100.00	37.32	5.77	2.25	0.00
560 - 579	0.08	80.39	95.00	100.00	100.00	6.14	4.58	0.00
600 - 619	0.26	74.28	100.00	100.00	100.00	6.59	5.88	0.00
620 - 639	2.03	83.89	100.00	41.18	85.30	6.23	2.92	0.00
640 - 659	3.98	83.46	100.00	40.23	88.65	6.18	2.80	0.00
660 - 679	7.64	84.80	100.00	16.57	80.85	6.30	2.76	0.00
680 - 699	5.66	85.95	100.00	12.13	74.56	6.28	2.76	0.00
700 - 719	3.48	86.36	100.00	17.24	70.73	6.40	2.78	0.00
720 - 739	3.12	85.87	100.00	17.96	57.65	6.44	2.80	0.00
740 - 759	1.97	82.34	100.00	15.66	42.32	6.45	2.61	0.00
760 - 779	1.18	85.84	100.00	29.52	51.96	6.36	2.91	0.00
780 - 799	0.74	82.10	100.00	53.20	66.30	6.13	2.96	0.00
800 - 819	0.15	95.27	100.00	0.00	100.00	6.90	3.16	0.00
TOTAL	**100.00**	**91.95**	**106.00**	**51.44**	**82.51**	**7.11**	**5.16**	**0.00**

Original Balance								
ORIGINAL BALANCE	Count	Total ORIGINAL BALANCE	Pct of overall ORIGINAL BALANCE	Avg ORIGINAL BALANCE	Avg CURRENT GROSS COUPON Weighted by ORIGINAL BALANCE	CLTV	Avg CURRENT GROSS COUPON Weighted by ORIGINAL BALANCE	Avg FICO SCORE Weighted by ORIGINAL BALANCE
25,000.01 - 50,000.00	28	1,332,040.00	0.25	47,572.86	7.767	93.17	7.767	679
50,000.01 - 75,000.00	365	23,243,724.70	4.40	63,681.44	8.061	96.25	8.061	649
75,000.01 - 100,000.00	454	39,985,977.50	7.57	88,074.84	7.735	95.37	7.735	655
100,000.01 - 125,000.00	390	44,189,534.00	8.37	113,306.50	7.407	94.38	7.407	661
125,000.01 - 150,000.00	450	61,847,487.50	11.71	137,438.86	7.347	94.10	7.347	663
150,000.01 - 175,000.00	373	60,444,471.26	11.45	162,049.52	7.235	94.43	7.235	663
175,000.01 - 200,000.00	273	50,881,364.00	9.63	186,378.62	7.061	92.58	7.061	666
200,000.01 - 225,000.00	150	31,974,824.00	6.05	213,165.49	6.974	92.37	6.974	672
225,000.01 - 250,000.00	151	35,915,379.00	6.80	237,850.19	6.892	91.99	6.892	676
250,000.01 - 275,000.00	119	31,237,247.00	5.91	262,497.87	6.723	89.50	6.723	672
275,000.01 - 300,000.00	95	27,415,037.00	5.19	288,579.34	6.638	89.87	6.638	677
300,000.01 - 333,700.00	94	29,764,871.00	5.64	316,647.56	6.698	90.91	6.698	673
333,700.01 - 350,000.00	31	10,645,155.00	2.02	343,392.10	6.773	88.30	6.773	664
350,000.01 - 600,000.00	152	64,478,561.00	12.21	424,201.06	6.791	88.41	6.791	676
600,000.01 - 1,000,000.00	17	13,264,400.00	2.51	780,258.82	6.715	75.46	6.715	685
1,000,000.01 +	1	1,500,000.00	0.28	1,500,000.00	5.750	75.00	5.750	781
TOTAL	**3,143**	**528,120,072.96**	**100.00**	**168,030.57**	**7.110**	**91.95**	**7.110**	**668**

Current Balance								
CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
25,000.01 - 50,000.00	29	1,380,781.14	0.26	47,613.14	7.721	92.73	7.721	677
50,000.01 - 75,000.00	366	23,320,350.50	4.42	63,716.80	8.061	96.22	8.061	649

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
75,000.01 - 100,000.00	452	39,798,469.05	7.54	88,049.71	7.736	95.40	7.736	655
100,000.01 - 125,000.00	390	44,149,552.62	8.37	113,203.98	7.406	94.38	7.406	661
125,000.01 - 150,000.00	452	62,092,817.66	11.77	137,373.49	7.348	94.11	7.348	663
150,000.01 - 175,000.00	374	60,587,089.53	11.48	161,997.57	7.229	94.40	7.229	663
175,000.01 - 200,000.00	271	50,483,818.66	9.57	186,287.15	7.060	92.55	7.060	666
200,000.01 - 225,000.00	149	31,733,311.63	6.01	212,975.25	6.981	92.45	6.981	672
225,000.01 - 250,000.00	152	36,134,121.10	6.85	237,724.48	6.886	91.90	6.886	677
250,000.01 - 275,000.00	118	30,961,250.34	5.87	262,383.48	6.728	89.57	6.728	672
275,000.01 - 300,000.00	95	27,391,898.08	5.19	288,335.77	6.637	89.87	6.637	677
300,000.01 - 333,700.00	94	29,739,362.35	5.64	316,376.20	6.698	90.91	6.698	673
333,700.01 - 350,000.00	31	10,637,387.92	2.02	343,141.55	6.773	88.30	6.773	664
350,000.01 - 600,000.00	152	64,436,071.98	12.21	423,921.53	6.791	88.41	6.791	676
600,000.01 - 1,000,000.00	17	13,258,991.90	2.51	779,940.70	6.715	75.45	6.715	685
1,000,000.01 +	1	1,500,000.00	0.28	1,500,000.00	5.750	75.00	5.750	781
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Mortgage Rates

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0.000 - 4.999	15	3,087,483.45	0.59	205,832.23	4.742	78.44	4.742	658
5.000 - 5.499	53	11,015,064.43	2.09	207,831.40	5.267	82.47	5.267	697
5.500 - 5.999	246	54,188,493.83	10.27	220,278.43	5.752	84.26	5.752	688
6.000 - 6.499	420	84,327,069.69	15.98	200,778.74	6.230	87.77	6.230	687
6.500 - 6.999	594	112,955,671.79	21.41	190,161.06	6.703	89.94	6.703	691
7.000 - 7.499	423	72,146,695.72	13.67	170,559.56	7.234	93.94	7.234	675
7.500 - 7.999	569	87,982,379.93	16.68	154,626.33	7.743	96.17	7.743	650
8.000 - 8.499	304	43,318,435.13	8.21	142,494.85	8.226	98.06	8.226	635
8.500 - 8.999	318	38,600,010.95	7.32	121,383.68	8.703	98.02	8.703	618
9.000 - 9.499	115	11,841,914.26	2.24	102,973.17	9.227	98.30	9.227	608
9.500 - 9.999	71	6,763,630.01	1.28	95,262.39	9.671	98.84	9.671	600
10.000 - 10.499	12	1,105,586.42	0.21	92,132.20	10.174	96.14	10.174	578
10.500 - 10.999	2	216,894.57	0.04	108,447.29	10.855	100.00	10.855	587
11.000 - 11.499	1	55,944.28	0.01	55,944.28	11.375	85.00	11.375	510
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Original Term

STATED ORIGINAL TERM	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
241 - 360	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Roll

AM TYPE ROLL	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
ARMS	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668
0 - 60	3,134	526,025,452.23	99.70	167,844.75	7.114	91.98	7.114	668
61 - 120	9	1,579,822.23	0.30	175,535.80	5.830	80.51	5.830	703
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

MI Flag								
MI FLAG	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
NO	2,722	442,020,014.86	83.78	162,387.96	7.232	91.82	7.232	663
YES	421	85,585,259.60	16.22	203,290.40	6.480	92.60	6.480	693
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Lien								
LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
First Lien	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Seasoning								
AGE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0	333	46,720,194.00	8.86	140,300.88	7.257	96.46	7.257	687
1	1,393	242,789,329.78	46.02	174,292.41	7.091	92.02	7.091	669
2	1,035	172,528,659.78	32.70	166,694.36	7.174	91.44	7.174	662
3	273	46,905,284.37	8.89	171,814.23	6.923	89.85	6.923	665
4	55	8,828,903.47	1.67	160,525.52	7.143	91.60	7.143	646
5	18	3,833,392.21	0.73	212,966.23	6.525	86.25	6.525	670
6	13	2,537,248.20	0.48	195,172.94	6.789	90.41	6.789	664
7	5	742,639.55	0.14	148,527.91	6.183	91.40	6.183	654
8	7	1,258,244.05	0.24	179,749.15	6.679	83.41	6.679	642
9	1	77,604.07	0.01	77,604.07	8.990	100.00	8.990	589
10	5	770,709.16	0.15	154,141.83	5.462	82.54	5.462	630
12	1	153,768.11	0.03	153,768.11	8.250	100.00	8.250	606
13	1	152,416.99	0.03	152,416.99	7.000	106.00	7.000	769
16	2	188,398.22	0.04	94,199.11	8.375	92.89	8.375	518
18	1	118,482.50	0.02	118,482.50	8.390	100.00	8.390	647
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Combined LTVs								
COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
40.01 - 45.00	1	748,640.29	0.14	748,640.29	6.500	45.00	6.500	726
50.01 - 55.00	5	764,383.90	0.14	152,876.78	5.612	53.73	5.612	655
55.01 - 60.00	7	2,367,998.05	0.45	338,285.44	6.279	58.88	6.279	666
60.01 - 65.00	4	1,167,832.31	0.22	291,958.08	6.897	64.93	6.897	710
65.01 - 70.00	27	6,245,796.20	1.18	231,325.79	6.455	69.40	6.455	656
70.01 - 75.00	49	10,981,099.76	2.08	224,104.08	6.513	74.16	6.513	671
75.01 - 80.00	321	63,820,995.24	12.10	198,819.30	6.298	79.56	6.298	688
80.01 - 85.00	79	16,170,057.89	3.06	204,684.28	6.680	83.31	6.680	670
85.01 - 90.00	368	75,964,676.07	14.40	206,425.75	6.655	88.64	6.655	677
90.01 - 95.00	621	109,497,532.16	20.75	176,324.53	7.191	93.76	7.191	657
95.01 - 100.00	1,646	237,665,741.67	45.05	144,389.88	7.529	98.17	7.529	664
100.01 +	15	2,210,520.92	0.42	147,368.06	6.773	97.97	6.773	696
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Occupancy								
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Investor	504	75,398,398.08	14.29	149,600.00	6.791	87.93	6.791	714
Owner Occupied	2,541	435,325,509.24	82.51	171,320.55	7.174	92.64	7.174	659
Second Home	98	16,881,367.14	3.20	172,258.85	6.881	91.96	6.881	695
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Property Type								
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Condominium	251	43,289,698.44	8.20	172,468.92	6.794	88.20	6.794	684
Leasehold	2	392,899.46	0.07	196,449.73	7.625	100.00	7.625	644
PUD	482	98,155,195.41	18.60	203,641.48	6.872	90.60	6.872	677
Single Family	2,381	381,939,978.38	72.39	160,411.58	7.207	92.71	7.207	664
Townhouse	27	3,827,502.77	0.73	141,759.36	7.079	92.31	7.079	650
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Loan Purpose								
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Cash Out Refinance	917	162,605,672.73	30.82	177,323.53	7.074	89.93	7.074	650
Purchase	2,026	329,555,773.79	62.46	162,663.26	7.176	93.56	7.176	676
Rate/Term Refinance	200	35,443,827.94	6.72	177,219.14	6.662	86.23	6.662	670
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Documentation								
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Full/Alternative	1,908	271,381,569.64	51.44	142,233.53	7.389	95.75	7.389	653
Reduced	1,235	256,223,704.82	48.56	207,468.59	6.814	87.92	6.814	683
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Product Type								
AM TYPE	Count	Pct of overall CURRENT BALANCE	Total CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
ARMS	3,143	100.00	527,605,274.46	167,866.78	7.110	91.95	7.110	668
TOTAL	3,143	100.00	527,605,274.46	167,866.78	7.110	91.95	7.110	668

Geographical Distribution								
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Alabama	39	4,449,236.97	0.84	114,083.00	7.587	97.22	7.587	656
Arizona	107	17,042,321.35	3.23	159,274.03	7.003	91.94	7.003	671
Arkansas	20	2,077,610.00	0.39	103,880.50	8.176	96.78	8.176	626
California	139	41,704,019.99	7.90	300,028.92	6.574	87.15	6.574	671
Colorado	53	10,074,158.19	1.91	190,078.46	6.681	93.00	6.681	695
Connecticut	22	4,176,528.72	0.79	189,842.21	6.754	90.61	6.754	664

Geographical Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Delaware	12	2,407,549.15	0.46	200,629.10	7.021	91.35	7.021	665
District of Columbia	15	4,937,327.61	0.94	329,155.17	6.897	85.33	6.897	682
Florida	460	79,944,526.32	15.15	173,792.45	6.880	90.79	6.880	682
Georgia	163	24,679,950.91	4.68	151,410.74	7.487	93.90	7.487	653
Hawaii	4	1,964,688.47	0.37	491,172.12	6.546	70.76	6.546	681
Idaho	12	1,295,684.94	0.25	107,973.75	6.607	92.28	6.607	688
Illinois	146	27,763,034.71	5.26	190,157.77	7.221	92.60	7.221	665
Indiana	88	10,474,849.49	1.99	119,032.38	7.511	97.11	7.511	653
Iowa	34	3,712,935.31	0.70	109,203.98	8.134	98.63	8.134	634
Kansas	23	2,517,040.54	0.48	109,436.55	7.918	96.21	7.918	640
Kentucky	38	3,948,319.96	0.75	103,903.16	7.782	99.00	7.782	647
Louisiana	38	4,405,044.03	0.83	115,922.21	7.787	98.03	7.787	654
Maine	8	2,068,743.94	0.39	258,592.99	7.306	95.08	7.306	683
Maryland	83	20,299,868.58	3.85	244,576.73	6.772	90.10	6.772	672
Massachusetts	41	10,613,863.03	2.01	258,874.71	6.488	84.78	6.488	683
Michigan	187	25,362,198.52	4.81	135,626.73	7.426	94.78	7.426	653
Minnesota	88	16,617,563.22	3.15	188,835.95	7.158	91.77	7.158	659
Mississippi	27	3,145,714.36	0.60	116,507.94	8.274	98.50	8.274	634
Missouri	96	11,395,737.81	2.16	118,705.60	7.582	95.38	7.582	661
Montana	4	442,799.37	0.08	110,699.84	7.626	92.28	7.626	628
Nebraska	13	1,668,276.66	0.32	128,328.97	7.466	95.49	7.466	644
Nevada	41	10,165,968.68	1.93	247,950.46	6.597	88.29	6.597	679
New Hampshire	9	1,938,005.21	0.37	215,333.91	6.399	84.56	6.399	687
New Jersey	80	21,230,636.27	4.02	265,382.95	6.719	86.38	6.719	683
New Mexico	17	2,428,962.34	0.46	142,880.14	7.949	97.15	7.949	633
New York	40	9,369,450.58	1.78	234,236.26	7.054	89.27	7.054	683
North Carolina	92	11,235,065.25	2.13	122,120.27	7.524	94.43	7.524	657
Ohio	145	17,096,854.69	3.24	117,909.34	7.337	95.86	7.337	657
Oklahoma	12	1,764,457.52	0.33	147,038.13	7.364	97.68	7.364	645
Oregon	32	5,763,568.62	1.09	180,111.52	6.538	93.12	6.538	691
Pennsylvania	95	13,599,934.25	2.58	143,157.20	7.433	92.86	7.433	652
Rhode Island	9	2,511,144.79	0.48	279,016.09	6.464	89.41	6.464	667
South Carolina	46	5,874,485.10	1.11	127,706.20	7.900	93.13	7.900	658
South Dakota	2	147,791.68	0.03	73,895.84	7.259	100.00	7.259	698
Tennessee	93	10,582,075.81	2.01	113,785.76	7.975	98.26	7.975	630
Texas	173	23,379,730.35	4.43	135,142.95	7.576	95.01	7.576	666
Utah	24	3,926,748.42	0.74	163,614.52	7.138	98.43	7.138	691
Vermont	3	416,816.95	0.08	138,938.98	6.006	92.61	6.006	708
Virginia	127	26,161,547.52	4.96	205,996.44	6.933	89.97	6.933	672
Washington	64	11,547,810.37	2.19	180,434.54	6.473	92.85	6.473	686
West Virginia	8	558,293.33	0.11	69,786.67	7.825	95.62	7.825	673
Wisconsin	68	8,146,058.31	1.54	119,794.98	7.791	94.51	7.791	644
Wyoming	3	570,276.27	0.11	190,092.09	6.951	96.68	6.951	661
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Prepay Penalty

PREPAY	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
No	1,208	216,072,575.18	40.95	178,868.03	6.835	89.28	6.835	679
Yes	1,935	311,532,699.28	59.05	160,998.81	7.300	93.80	7.300	660
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Prepay Term

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
1Y PP	146	29,851,564.94	5.66	204,462.77	7.140	91.73	7.140	674
2Y PP	1,215	183,788,812.87	34.83	151,266.51	7.563	95.32	7.563	648
3M PP	1	94,400.00	0.02	94,400.00	5.500	80.00	5.500	671
3Y PP	534	91,026,522.09	17.25	170,461.65	6.872	92.05	6.872	679
5Y PP	31	5,589,546.92	1.06	180,307.97	6.580	85.70	6.580	682
6M PP	5	384,652.46	0.07	76,930.49	8.612	93.03	8.612	593
7M PP	3	797,200.00	0.15	265,733.33	6.267	80.00	6.267	716
No PP	1,208	216,072,575.18	40.95	178,868.03	6.835	89.28	6.835	679
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0 - 0	4	650,347.72	0.12	162,586.93	6.299	84.43	6.299	0
1 - 519	8	648,570.94	0.12	81,071.37	9.411	83.62	9.411	509
520 - 539	6	1,011,482.00	0.19	168,580.33	8.776	89.77	8.776	529
540 - 559	6	894,669.60	0.17	149,111.60	8.355	85.46	8.355	547
560 - 579	31	3,471,761.27	0.66	111,992.30	8.157	90.85	8.157	569
580 - 599	251	34,418,668.22	6.52	137,126.17	8.384	97.48	8.384	589
600 - 619	441	59,557,699.79	11.29	135,051.47	8.098	97.09	8.098	609
620 - 639	395	59,897,450.25	11.35	151,639.11	7.472	93.91	7.472	629
640 - 659	452	80,709,185.07	15.30	178,560.14	7.017	90.28	7.017	649
660 - 679	414	83,431,952.61	15.81	201,526.46	6.740	88.98	6.740	669
680 - 699	385	71,030,870.97	13.46	184,495.77	6.670	90.95	6.670	688
700 - 719	239	41,898,231.43	7.94	175,306.41	6.694	90.92	6.694	709
720 - 739	204	37,408,070.60	7.09	183,372.90	6.615	90.10	6.615	729
740 - 759	144	25,539,427.84	4.84	177,357.14	6.677	90.80	6.677	750
760 - 779	97	15,945,794.81	3.02	164,389.64	6.487	92.66	6.487	769
780 - 799	54	9,065,098.99	1.72	167,872.20	6.586	89.67	6.586	788
800 - 819	12	2,025,992.35	0.38	168,832.70	6.848	97.85	6.848	805
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Non MI loans LTV					
MI FLAG LOAN TO VALUE	Pct of overall CURRENT BALANCE	Wtd Avg FICO SCORE	fico less than 500	Full Doc	Investor
NO	83.78	663	0.11	57.97	14.36
0 - 50	0.14	726	0.00	0.00	0.00
51 - 60	0.59	663	0.00	35.05	37.16
61 - 70	1.91	674	0.00	8.53	47.76
71 - 80	20.62	686	0.38	24.63	23.58
81 - 85	1.60	652	0.00	41.36	13.24
86 - 90	5.85	654	0.00	39.05	6.52
91 - 95	14.26	642	0.00	55.59	2.77
96 - 100	38.50	659	0.03	82.97	13.12
101 +	0.30	694	0.00	100.00	0.00
YES	16.22	693	0.21	17.70	13.91
81 - 85	1.23	690	0.00	12.54	30.64
86 - 90	7.40	691	0.46	17.17	21.94
91 - 95	5.02	691	0.00	19.86	5.11
96 - 100	2.57	703	0.00	17.50	0.00
TOTAL	100.00	668	0.12	51.44	14.29

FICO									
FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Yes IO	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
0 - 519	0.25	84.02	100.00	75.92	76.84	36.95	7.853	6.23	0.00
520 - 539	0.19	89.77	95.00	34.37	100.00	0.00	8.776	6.95	0.00
540 - 559	0.17	85.46	90.00	46.75	100.00	0.00	8.355	8.31	0.00
560 - 579	0.66	90.85	100.00	96.90	100.00	12.82	8.157	7.67	0.00
580 - 599	6.52	97.48	100.00	91.78	99.59	0.00	8.384	7.90	0.00
600 - 619	11.29	97.09	104.00	84.99	98.84	2.34	8.098	7.53	0.00
620 - 639	11.35	93.91	102.00	72.07	94.63	17.89	7.472	6.30	0.00
640 - 659	15.30	90.28	103.00	49.29	92.67	26.04	7.017	5.42	0.00
660 - 679	15.81	88.98	103.00	32.98	84.64	48.31	6.740	4.25	0.00
680 - 699	13.46	90.95	103.00	29.42	76.31	42.08	6.670	4.11	0.00
700 - 719	7.94	90.92	102.00	33.62	69.50	43.81	6.694	3.96	0.00
720 - 739	7.09	90.10	103.00	35.31	60.35	43.96	6.615	3.64	0.00
740 - 759	4.84	90.80	100.00	40.78	51.77	40.74	6.677	3.43	0.00
760 - 779	3.02	92.66	106.00	51.76	56.03	39.04	6.487	3.74	0.00
780 - 799	1.72	89.67	103.00	63.10	46.05	43.19	6.586	3.68	0.00
800 - 819	0.38	97.85	103.00	49.89	73.64	39.10	6.848	3.71	0.00
TOTAL	100.00	91.95	106.00	51.44	82.51	30.40	7.110	5.16	0.00

IO Loans FICOs								
IO FLAG FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
NO	69.60	95.06	106.00	63.78	86.37	7.46	6.18	0.00
0 - 0	0.03	86.40	100.00	31.98	100.00	7.80	6.71	0.00
1 - 519	0.12	83.62	90.00	69.65	100.00	9.41	9.04	0.00
520 - 539	0.19	89.77	95.00	34.37	100.00	8.78	6.95	0.00
540 - 559	0.17	85.46	90.00	46.75	100.00	8.35	8.31	0.00
560 - 579	0.57	92.38	100.00	96.45	100.00	8.45	8.13	0.00
580 - 599	6.52	97.48	100.00	91.78	99.59	8.38	7.90	0.00
600 - 619	11.02	97.64	104.00	84.63	98.81	8.13	7.57	0.00
620 - 639	9.32	96.09	102.00	78.80	96.66	7.74	7.04	0.00
640 - 659	11.31	92.68	103.00	52.48	94.09	7.31	6.34	0.00
660 - 679	8.17	92.89	103.00	48.32	88.18	7.15	5.65	0.00
680 - 699	7.80	94.58	103.00	41.98	77.57	6.95	5.10	0.00

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

IO Loans FICOs								
IO FLAG FICO SCORE	Pct of overall CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Max LOAN TO VALUE	full doctype	owner occ	Wtd Avg CURRENT GROSS COUPON	Wtd Avg MARGIN	second lien
700 - 719	4.46	94.47	102.00	46.40	68.54	6.93	4.87	0.00
720 - 739	3.97	93.42	103.00	48.91	62.47	6.75	4.29	0.00
740 - 759	2.87	96.62	100.00	58.06	58.26	6.84	3.99	0.00
760 - 779	1.84	97.04	106.00	66.00	58.64	6.57	4.27	0.00
780 - 799	0.98	95.42	103.00	70.63	30.65	6.93	4.24	0.00
800 - 819	0.23	99.51	103.00	81.93	56.72	6.82	4.05	0.00
YES	**30.40**	**84.83**	**100.00**	**23.17**	**73.67**	**6.31**	**2.82**	**0.00**
0 - 0	0.09	83.73	90.00	100.00	37.32	5.77	2.25	0.00
560 - 579	0.08	80.39	95.00	100.00	100.00	6.14	4.58	0.00
600 - 619	0.26	74.28	100.00	100.00	100.00	6.59	5.88	0.00
620 - 639	2.03	83.89	100.00	41.18	85.30	6.23	2.92	0.00
640 - 659	3.98	83.46	100.00	40.23	88.65	6.18	2.80	0.00
660 - 679	7.64	84.80	100.00	16.57	80.85	6.30	2.76	0.00
680 - 699	5.66	85.95	100.00	12.13	74.56	6.28	2.76	0.00
700 - 719	3.48	86.36	100.00	17.24	70.73	6.40	2.78	0.00
720 - 739	3.12	85.87	100.00	17.96	57.65	6.44	2.80	0.00
740 - 759	1.97	82.34	100.00	15.66	42.32	6.45	2.61	0.00
760 - 779	1.18	85.84	100.00	29.52	51.96	6.36	2.91	0.00
780 - 799	0.74	82.10	100.00	53.20	66.30	6.13	2.96	0.00
800 - 819	0.15	95.27	100.00	0.00	100.00	6.90	3.16	0.00
TOTAL	**100.00**	**91.95**	**106.00**	**51.44**	**82.51**	**7.11**	**5.16**	**0.00**

Original Balance								
ORIGINAL BALANCE	Count	Total ORIGINAL BALANCE	Pct of overall ORIGINAL BALANCE	Avg ORIGINAL BALANCE	Avg CURRENT GROSS COUPON Weighted by ORIGINAL BALANCE	CLTV	Avg CURRENT GROSS COUPON Weighted by ORIGINAL BALANCE	Avg FICO SCORE Weighted by ORIGINAL BALANCE
25,000.01 - 50,000.00	28	1,332,040.00	0.25	47,572.86	7.767	93.17	7.767	679
50,000.01 - 75,000.00	365	23,243,724.70	4.40	63,681.44	8.061	96.25	8.061	649
75,000.01 - 100,000.00	454	39,985,977.50	7.57	88,074.84	7.735	95.37	7.735	655
100,000.01 - 125,000.00	390	44,189,534.00	8.37	113,306.50	7.407	94.38	7.407	661
125,000.01 - 150,000.00	450	61,847,487.50	11.71	137,438.86	7.347	94.10	7.347	663
150,000.01 - 175,000.00	373	60,444,471.26	11.45	162,049.52	7.235	94.43	7.235	663
175,000.01 - 200,000.00	273	50,881,364.00	9.63	186,378.62	7.061	92.58	7.061	666
200,000.01 - 225,000.00	150	31,974,824.00	6.05	213,165.49	6.974	92.37	6.974	672
225,000.01 - 250,000.00	151	35,915,379.00	6.80	237,850.19	6.892	91.99	6.892	676
250,000.01 - 275,000.00	119	31,237,247.00	5.91	262,497.87	6.723	89.50	6.723	672
275,000.01 - 300,000.00	95	27,415,037.00	5.19	288,579.34	6.638	89.87	6.638	677
300,000.01 - 333,700.00	94	29,764,871.00	5.64	316,647.56	6.698	90.91	6.698	673
333,700.01 - 350,000.00	31	10,645,155.00	2.02	343,392.10	6.773	88.30	6.773	664
350,000.01 - 600,000.00	152	64,478,561.00	12.21	424,201.06	6.791	88.41	6.791	676
600,000.01 - 1,000,000.00	17	13,264,400.00	2.51	780,258.82	6.715	75.46	6.715	685
1,000,000.01 +	1	1,500,000.00	0.28	1,500,000.00	5.750	75.00	5.750	781
TOTAL	3,143	528,120,072.96	100.00	168,030.57	7.110	91.95	7.110	668

Current Balance								
CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
25,000.01 - 50,000.00	29	1,380,781.14	0.26	47,613.14	7.721	92.73	7.721	677
50,000.01 - 75,000.00	366	23,320,350.50	4.42	63,716.80	8.061	96.22	8.061	649

Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
75,000.01 - 100,000.00	452	39,798,469.05	7.54	88,049.71	7.736	95.40	7.736	655
100,000.01 - 125,000.00	390	44,149,552.62	8.37	113,203.98	7.406	94.38	7.406	661
125,000.01 - 150,000.00	452	62,092,817.66	11.77	137,373.49	7.348	94.11	7.348	663
150,000.01 - 175,000.00	374	60,587,089.53	11.48	161,997.57	7.229	94.40	7.229	663
175,000.01 - 200,000.00	271	50,483,818.66	9.57	186,287.15	7.060	92.55	7.060	666
200,000.01 - 225,000.00	149	31,733,311.63	6.01	212,975.25	6.981	92.45	6.981	672
225,000.01 - 250,000.00	152	36,134,121.10	6.85	237,724.48	6.886	91.90	6.886	677
250,000.01 - 275,000.00	118	30,961,250.34	5.87	262,383.48	6.728	89.57	6.728	672
275,000.01 - 300,000.00	95	27,391,898.08	5.19	288,335.77	6.637	89.87	6.637	677
300,000.01 - 333,700.00	94	29,739,362.35	5.64	316,376.20	6.698	90.91	6.698	673
333,700.01 - 350,000.00	31	10,637,387.92	2.02	343,141.55	6.773	88.30	6.773	664
350,000.01 - 600,000.00	152	64,436,071.98	12.21	423,921.53	6.791	88.41	6.791	676
600,000.01 - 1,000,000.00	17	13,258,991.90	2.51	779,940.70	6.715	75.45	6.715	685
1,000,000.01 +	1	1,500,000.00	0.28	1,500,000.00	5.750	75.00	5.750	781
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Mortgage Rates

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0.000 - 4.999	15	3,087,483.45	0.59	205,832.23	4.742	78.44	4.742	658
5.000 - 5.499	53	11,015,064.43	2.09	207,831.40	5.267	82.47	5.267	697
5.500 - 5.999	246	54,188,493.83	10.27	220,278.43	5.752	84.26	5.752	688
6.000 - 6.499	420	84,327,069.69	15.98	200,778.74	6.230	87.77	6.230	687
6.500 - 6.999	594	112,955,671.79	21.41	190,161.06	6.703	89.94	6.703	691
7.000 - 7.499	423	72,146,695.72	13.67	170,559.56	7.234	93.94	7.234	675
7.500 - 7.999	569	87,982,379.93	16.68	154,626.33	7.743	96.17	7.743	650
8.000 - 8.499	304	43,318,435.13	8.21	142,494.85	8.226	98.06	8.226	635
8.500 - 8.999	318	38,600,010.95	7.32	121,383.68	8.703	98.02	8.703	618
9.000 - 9.499	115	11,841,914.26	2.24	102,973.17	9.227	98.30	9.227	608
9.500 - 9.999	71	6,763,630.01	1.28	95,262.39	9.671	98.84	9.671	600
10.000 - 10.499	12	1,105,586.42	0.21	92,132.20	10.174	96.14	10.174	578
10.500 - 10.999	2	216,894.57	0.04	108,447.29	10.855	100.00	10.855	587
11.000 - 11.499	1	55,944.28	0.01	55,944.28	11.375	85.00	11.375	510
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Original Term

STATED ORIGINAL TERM	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
241 - 360	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Roll

AM TYPE ROLL	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
ARMS	**3,143**	**527,605,274.46**	***100.00***	**167,866.78**	***7.110***	**91.95**	***7.110***	***668***
0 - 60	3,134	526,025,452.23	99.70	167,844.75	7.114	91.98	7.114	668
61 - 120	9	1,579,822.23	0.30	175,535.80	5.830	80.51	5.830	703
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

MI Flag

MI FLAG	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
NO	2,722	442,020,014.86	83.78	162,387.96	7.232	91.82	7.232	663
YES	421	85,585,259.60	16.22	203,290.40	6.480	92.60	6.480	693
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
First Lien	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Seasoning

AGE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0	333	46,720,194.00	8.86	140,300.88	7.257	96.46	7.257	687
1	1,393	242,789,329.78	46.02	174,292.41	7.091	92.02	7.091	669
2	1,035	172,528,659.78	32.70	166,694.36	7.174	91.44	7.174	662
3	273	46,905,284.37	8.89	171,814.23	6.923	89.85	6.923	665
4	55	8,828,903.47	1.67	160,525.52	7.143	91.60	7.143	646
5	18	3,833,392.21	0.73	212,966.23	6.525	86.25	6.525	670
6	13	2,537,248.20	0.48	195,172.94	6.789	90.41	6.789	664
7	5	742,639.55	0.14	148,527.91	6.183	91.40	6.183	654
8	7	1,258,244.05	0.24	179,749.15	6.679	83.41	6.679	642
9	1	77,604.07	0.01	77,604.07	8.990	100.00	8.990	589
10	5	770,709.16	0.15	154,141.83	5.462	82.54	5.462	630
12	1	153,768.11	0.03	153,768.11	8.250	100.00	8.250	606
13	1	152,416.99	0.03	152,416.99	7.000	106.00	7.000	769
16	2	188,398.22	0.04	94,199.11	8.375	92.89	8.375	518
18	1	118,482.50	0.02	118,482.50	8.390	100.00	8.390	647
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Combined LTVs

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
40.01 - 45.00	1	748,640.29	0.14	748,640.29	6.500	45.00	6.500	726
50.01 - 55.00	5	764,383.90	0.14	152,876.78	5.612	53.73	5.612	655
55.01 - 60.00	7	2,367,998.05	0.45	338,285.44	6.279	58.88	6.279	666
60.01 - 65.00	4	1,167,832.31	0.22	291,958.08	6.897	64.93	6.897	710
65.01 - 70.00	27	6,245,796.20	1.18	231,325.79	6.455	69.40	6.455	656
70.01 - 75.00	49	10,981,099.76	2.08	224,104.08	6.513	74.16	6.513	671
75.01 - 80.00	321	63,820,995.24	12.10	198,819.30	6.298	79.56	6.298	688
80.01 - 85.00	79	16,170,057.89	3.06	204,684.28	6.680	83.31	6.680	670
85.01 - 90.00	368	75,964,676.07	14.40	206,425.75	6.655	88.64	6.655	677
90.01 - 95.00	621	109,497,532.16	20.75	176,324.53	7.191	93.76	7.191	657
95.01 - 100.00	1,646	237,665,741.67	45.05	144,389.88	7.529	98.17	7.529	664
100.01 +	15	2,210,520.92	0.42	147,368.06	6.773	97.97	6.773	696
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Occupancy

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Investor	504	75,398,398.08	14.29	149,600.00	6.791	87.93	6.791	714
Owner Occupied	2,541	435,325,509.24	82.51	171,320.55	7.174	92.64	7.174	659
Second Home	98	16,881,367.14	3.20	172,258.85	6.881	91.96	6.881	695
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Condominium	251	43,289,698.44	8.20	172,468.92	6.794	88.20	6.794	684
Leasehold	2	392,899.46	0.07	196,449.73	7.625	100.00	7.625	644
PUD	482	98,155,195.41	18.60	203,641.48	6.872	90.60	6.872	677
Single Family	2,381	381,939,978.38	72.39	160,411.58	7.207	92.71	7.207	664
Townhouse	27	3,827,502.77	0.73	141,759.36	7.079	92.31	7.079	650
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Cash Out Refinance	917	162,605,672.73	30.82	177,323.53	7.074	89.93	7.074	650
Purchase	2,026	329,555,773.79	62.46	162,663.26	7.176	93.56	7.176	676
Rate/Term Refinance	200	35,443,827.94	6.72	177,219.14	6.662	86.23	6.662	670
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Documentation

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Full/Alternative	1,908	271,381,569.64	51.44	142,233.53	7.389	95.75	7.389	653
Reduced	1,235	256,223,704.82	48.56	207,468.59	6.814	87.92	6.814	683
TOTAL	3,143	527,605,274.46	100.00	167,866.78	7.110	91.95	7.110	668

Product Type

AM TYPE	Count	Pct of overall CURRENT BALANCE	Total CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
ARMS	3,143	100.00	527,605,274.46	167,866.78	7.110	91.95	7.110	668
TOTAL	3,143	100.00	527,605,274.46	167,866.78	7.110	91.95	7.110	668

Geographical Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Alabama	39	4,449,236.97	0.84	114,083.00	7.587	97.22	7.587	656
Arizona	107	17,042,321.35	3.23	159,274.03	7.003	91.94	7.003	671
Arkansas	20	2,077,610.00	0.39	103,880.50	8.176	96.78	8.176	626
California	139	41,704,019.99	7.90	300,028.92	6.574	87.15	6.574	671
Colorado	53	10,074,158.19	1.91	190,078.46	6.681	93.00	6.681	695
Connecticut	22	4,176,528.72	0.79	189,842.21	6.754	90.61	6.754	664

Geographical Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
Delaware	12	2,407,549.15	0.46	200,629.10	7.021	91.35	7.021	665
District of Columbia	15	4,937,327.61	0.94	329,155.17	6.897	85.33	6.897	682
Florida	460	79,944,526.32	15.15	173,792.45	6.880	90.79	6.880	682
Georgia	163	24,679,950.91	4.68	151,410.74	7.487	93.90	7.487	653
Hawaii	4	1,964,688.47	0.37	491,172.12	6.546	70.76	6.546	681
Idaho	12	1,295,684.94	0.25	107,973.75	6.607	92.28	6.607	688
Illinois	146	27,763,034.71	5.26	190,157.77	7.221	92.60	7.221	665
Indiana	88	10,474,849.49	1.99	119,032.38	7.511	97.11	7.511	653
Iowa	34	3,712,935.31	0.70	109,203.98	8.134	98.63	8.134	634
Kansas	23	2,517,040.54	0.48	109,436.55	7.918	96.21	7.918	640
Kentucky	38	3,948,319.96	0.75	103,903.16	7.782	99.00	7.782	647
Louisiana	38	4,405,044.03	0.83	115,922.21	7.787	98.03	7.787	654
Maine	8	2,068,743.94	0.39	258,592.99	7.306	95.08	7.306	683
Maryland	83	20,299,868.58	3.85	244,576.73	6.772	90.10	6.772	672
Massachusetts	41	10,613,863.03	2.01	258,874.71	6.488	84.78	6.488	683
Michigan	187	25,362,198.52	4.81	135,626.73	7.426	94.78	7.426	653
Minnesota	88	16,617,563.22	3.15	188,835.95	7.158	91.77	7.158	659
Mississippi	27	3,145,714.36	0.60	116,507.94	8.274	98.50	8.274	634
Missouri	96	11,395,737.81	2.16	118,705.60	7.582	95.38	7.582	661
Montana	4	442,799.37	0.08	110,699.84	7.626	92.28	7.626	628
Nebraska	13	1,668,276.66	0.32	128,328.97	7.466	95.49	7.466	644
Nevada	41	10,165,968.68	1.93	247,950.46	6.597	88.29	6.597	679
New Hampshire	9	1,938,005.21	0.37	215,333.91	6.399	84.56	6.399	687
New Jersey	80	21,230,636.27	4.02	265,382.95	6.719	86.38	6.719	683
New Mexico	17	2,428,962.34	0.46	142,880.14	7.949	97.15	7.949	633
New York	40	9,369,450.58	1.78	234,236.26	7.054	89.27	7.054	683
North Carolina	92	11,235,065.25	2.13	122,120.27	7.524	94.43	7.524	657
Ohio	145	17,096,854.69	3.24	117,909.34	7.337	95.86	7.337	657
Oklahoma	12	1,764,457.52	0.33	147,038.13	7.364	97.68	7.364	645
Oregon	32	5,763,568.62	1.09	180,111.52	6.538	93.12	6.538	691
Pennsylvania	95	13,599,934.25	2.58	143,157.20	7.433	92.86	7.433	652
Rhode Island	9	2,511,144.79	0.48	279,016.09	6.464	89.41	6.464	667
South Carolina	46	5,874,485.10	1.11	127,706.20	7.900	93.13	7.900	658
South Dakota	2	147,791.68	0.03	73,895.84	7.259	100.00	7.259	698
Tennessee	93	10,582,075.81	2.01	113,785.76	7.975	98.26	7.975	630
Texas	173	23,379,730.35	4.43	135,142.95	7.576	95.01	7.576	666
Utah	24	3,926,748.42	0.74	163,614.52	7.138	98.43	7.138	691
Vermont	3	416,816.95	0.08	138,938.98	6.006	92.61	6.006	708
Virginia	127	26,161,547.52	4.96	205,996.44	6.933	89.97	6.933	672
Washington	64	11,547,810.37	2.19	180,434.54	6.473	92.85	6.473	686
West Virginia	8	558,293.33	0.11	69,786.67	7.825	95.62	7.825	673
Wisconsin	68	8,146,058.31	1.54	119,794.98	7.791	94.51	7.791	644
Wyoming	3	570,276.27	0.11	190,092.09	6.951	96.68	6.951	661
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Prepay Penalty

PREPAY	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
No	1,208	216,072,575.18	40.95	178,868.03	6.835	89.28	6.835	679
Yes	1,935	311,532,699.28	59.05	160,998.81	7.300	93.80	7.300	660
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

File: /a/gtabor/misc/ramp/ramp99_market.dat -v ALF: /a/gtabor/misc/ramp/ramp.alf

Prepay Term

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
1Y PP	146	29,851,564.94	5.66	204,462.77	7.140	91.73	7.140	674
2Y PP	1,215	183,788,812.87	34.83	151,266.51	7.563	95.32	7.563	648
3M PP	1	94,400.00	0.02	94,400.00	5.500	80.00	5.500	671
3Y PP	534	91,026,522.09	17.25	170,461.65	6.872	92.05	6.872	679
5Y PP	31	5,589,546.92	1.06	180,307.97	6.580	85.70	6.580	682
6M PP	5	384,652.46	0.07	76,930.49	8.612	93.03	8.612	593
7M PP	3	797,200.00	0.15	265,733.33	6.267	80.00	6.267	716
No PP	1,208	216,072,575.18	40.95	178,868.03	6.835	89.28	6.835	679
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	CLTV	Wtd Avg CURRENT GROSS COUPON	Wtd Avg FICO SCORE
0 - 0	4	650,347.72	0.12	162,586.93	6.299	84.43	6.299	0
1 - 519	8	648,570.94	0.12	81,071.37	9.411	83.62	9.411	509
520 - 539	6	1,011,482.00	0.19	168,580.33	8.776	89.77	8.776	529
540 - 559	6	894,669.60	0.17	149,111.60	8.355	85.46	8.355	547
560 - 579	31	3,471,761.27	0.66	111,992.30	8.157	90.85	8.157	569
580 - 599	251	34,418,668.22	6.52	137,126.17	8.384	97.48	8.384	589
600 - 619	441	59,557,699.79	11.29	135,051.47	8.098	97.09	8.098	609
620 - 639	395	59,897,450.25	11.35	151,639.11	7.472	93.91	7.472	629
640 - 659	452	80,709,185.07	15.30	178,560.14	7.017	90.28	7.017	649
660 - 679	414	83,431,952.61	15.81	201,526.46	6.740	88.98	6.740	669
680 - 699	385	71,030,870.97	13.46	184,495.77	6.670	90.95	6.670	688
700 - 719	239	41,898,231.43	7.94	175,306.41	6.694	90.92	6.694	709
720 - 739	204	37,408,070.60	7.09	183,372.90	6.615	90.10	6.615	729
740 - 759	144	25,539,427.84	4.84	177,357.14	6.677	90.80	6.677	750
760 - 779	97	15,945,794.81	3.02	164,389.64	6.487	92.66	6.487	769
780 - 799	54	9,065,098.99	1.72	167,872.20	6.586	89.67	6.586	788
800 - 819	12	2,025,992.35	0.38	168,832.70	6.848	97.85	6.848	805
TOTAL	**3,143**	**527,605,274.46**	**100.00**	**167,866.78**	**7.110**	**91.95**	**7.110**	**668**

FICO Low	FICO High	LTV	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	FICO	Wtd Avg LTV	Wtd Avg % SFD	% PUD	Owner O	% Full Doc	% Int Only
575	599	> 70%	185,000.00	0.11	8.100	578	95.00	0.00	100.00	100.00	100.00	100
600	624	> 70%	256,288.71	3.22	6.400	621	85.56	55.58	32.00	77.77	35.97	100
625	649	> 70%	213,054.14	9.94	6.167	639	84.63	61.44	26.25	93.02	43.32	100
650	674	> 80%	238,232.85	11.11	6.464	664	92.16	66.54	25.75	81.19	23.89	100
675	699	> 80%	194,474.55	12.79	6.454	686	93.37	46.71	36.04	86.41	10.43	100
700	724	> 80%	196,488.45	7.64	6.536	712	91.60	59.35	25.46	61.84	14.69	100
725	749	> 85%	206,727.03	3.83	6.685	733	94.41	58.38	30.41	79.67	19.14	100
750	774	> 85%	211,923.20	2.53	6.593	760	93.51	45.13	38.81	47.29	23.99	100
775	799	> 85%	165,991.90	1.39	6.592	785	92.68	26.74	30.94	48.99	51.01	100
800	max	> 85%	198,037.50	0.47	6.899	809	95.27	21.02	15.17	100.00	0.00	100

REDUCED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	Wtd Avg FICO	Wtd Avg LTV	% SFD	% PUD	Owner O	% Full Doc	% Int Only	% CA
600	624	260,666.79	2.18	6.474	622	85.01	59.57	36.46	79.11	0.00	100.00	27.25
625	649	227,407.30	7.07	6.440	640	81.97	65.30	31.69	91.05	0.00	100.00	4.45
650	674	256,245.79	20.22	6.320	665	83.82	62.54	27.49	82.75	0.00	100.00	16.51
675	699	213,559.92	21.07	6.362	686	86.03	52.27	29.04	74.88	0.00	100.00	7.84
700	724	210,663.11	11.59	6.437	712	86.22	58.23	27.33	72.89	0.00	100.00	13.69
725	749	218,351.98	7.83	6.567	736	85.38	63.26	23.84	59.34	0.00	100.00	4.68
750	774	225,631.73	4.99	6.527	759	83.36	53.47	27.70	40.62	0.00	100.00	6.71
775	799	182,835.06	1.75	6.440	786	83.89	33.34	41.88	69.36	0.00	100.00	12.44
800	max	198,037.50	0.47	6.899	809	95.27	21.02	15.17	100.00	0.00	100.00	0.00

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	Wtd Avg FICO	Wtd Avg LTV	% SFD	% PUD	Owner O	% Full Doc	% Int Only	% CA
0	499	239,974.07	0.29	5.767	0	83.73	62.68	37.32	37.32	100.00	100.00	0.00
575	599	222,597.97	0.27	6.142	577	80.39	0.00	100.00	100.00	100.00	100.00	0.00
600	624	272,176.64	3.74	6.455	620	82.20	61.81	27.51	77.65	41.70	100.00	18.44
625	649	226,481.23	11.37	6.219	640	82.65	57.91	30.03	93.90	37.84	100.00	7.43
650	674	245,187.09	26.53	6.243	664	84.05	65.90	25.17	81.77	23.78	100.00	15.46

675	699	207,989.70	23.88	6.336	686	86.04	51.46	30.17	76.04	11.76	100.00	7.97
700	724	198,265.67	13.87	6.390	712	86.00	56.72	27.32	67.22	16.45	100.00	12.06
725	749	206,824.32	9.40	6.480	735	85.29	57.09	26.74	58.42	16.65	100.00	5.31
750	774	223,115.77	6.27	6.415	760	84.11	53.47	29.95	38.71	20.39	100.00	5.34
775	799	242,092.50	3.91	6.154	785	82.58	42.53	25.63	68.15	55.25	100.00	36.39
800 max		198,037.50	0.47	6.899	809	95.27	21.02	15.17	100.00	0.00	100.00	0.00

% NY	% FL
0.00	9.43
0.00	19.99
0.90	21.64
0.96	41.41
2.52	31.57
6.12	27.57
0.00	21.81
5.96	32.15
0.00	0.00

% NY	% FL
0.00	37.32
0.00	0.00
0.00	10.11
0.00	23.03
0.69	18.46

0.84	38.05
2.10	31.44
5.10	22.98
0.00	22.39
2.67	20.12
0.00	0.00

FICO Low	FICO High	LTV	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	FICO	Wtd Avg LTV	Wtd Avg % SFD	% PUD	Owner O	% Full Doc	% Int Only
500	524	> 65%	84,539.01	0.08	9.573	512	89.34	100.00	0.00	100.00	68.32	0.00
525	549	> 65%	160,254.02	0.25	8.734	535	93.26	40.05	21.04	100.00	61.08	0.00
550	574	> 65%	116,706.80	0.60	8.357	566	92.87	76.45	23.55	100.00	90.62	0.00
575	599	> 70%	133,810.98	7.18	8.412	589	97.66	81.87	14.48	99.61	91.58	0.51
600	624	> 70%	136,508.64	15.20	8.031	612	97.56	83.29	12.31	98.03	83.31	3.73
625	649	> 70%	150,184.40	16.72	7.508	638	95.81	83.73	9.95	95.78	68.02	8.87
650	674	> 80%	175,114.72	16.05	7.106	662	95.08	78.80	14.70	90.55	49.75	23.02
675	699	> 80%	169,584.34	16.79	7.010	687	95.71	70.45	21.58	79.55	42.49	25.33
700	724	> 80%	150,615.96	10.21	7.054	711	95.83	74.07	17.85	63.51	47.90	24.87
725	749	> 85%	146,496.10	7.57	7.029	736	98.16	74.37	19.64	55.92	62.56	16.83
750	774	> 85%	143,168.61	5.66	7.022	761	98.01	72.13	21.25	51.87	65.64	14.88
775	799	> 85%	126,870.97	2.37	7.188	785	97.54	69.83	18.63	35.17	79.79	19.49
800	max	> 85%	142,749.78	0.62	7.214	807	98.49	61.29	22.61	51.89	67.68	25.22

REDUCED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	Wtd Avg FICO	Wtd Avg LTV	% SFD	% PUD	Owner O	% Full Doc	% Int Only	% CA
500	524	133,907.97	0.03	8.125	518	90.00	100.00	0.00	100.00	0.00	0.00	0.00
525	549	498,928.79	0.10	8.900	528	95.00	0.00	0.00	100.00	0.00	0.00	100.00
550	574	284,558.55	0.06	7.990	554	85.00	0.00	100.00	100.00	0.00	0.00	100.00
575	599	160,193.16	0.61	8.291	589	94.20	67.32	22.21	100.00	0.00	0.00	0.00
600	624	193,329.69	2.54	7.708	613	93.34	77.40	16.64	95.15	0.00	16.99	32.00
625	649	176,936.96	5.35	7.507	639	93.08	83.89	12.21	94.43	0.00	17.29	7.28
650	674	193,184.30	8.07	7.120	663	93.59	71.42	20.30	91.37	0.00	34.86	7.13
675	699	199,889.18	9.66	6.935	687	94.24	64.07	26.02	89.93	0.00	39.45	7.71
700	724	193,902.80	5.32	6.872	712	93.59	69.20	18.18	81.76	0.00	40.72	1.85
725	749	173,739.46	2.97	6.916	735	96.12	69.04	23.87	84.29	0.00	36.28	2.67
750	774	200,148.86	2.15	6.843	761	94.73	60.74	23.89	82.19	0.00	35.75	10.46
775	799	180,477.72	0.57	6.991	787	92.87	62.02	28.36	80.12	0.00	44.13	4.71
800	max	203,030.00	0.20	6.866	808	96.31	38.37	11.84	100.00	0.00	78.03	0.00

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	Wtd Avg FICO	Wtd Avg LTV	% SFD	% PUD	Owner O	% Full Doc	% Int Only	% CA
0	499	179,100.00	0.04	5.375	0	90.00	0.00	100.00	100.00	100.00	100.00	0.00
575	599	185,000.00	0.04	8.100	578	95.00	0.00	100.00	100.00	100.00	100.00	0.00
600	624	237,344.74	0.57	6.782	620	91.36	63.67	36.33	76.40	23.89	100.00	5.62
625	649	191,291.74	1.48	6.381	638	91.67	78.64	16.26	88.65	37.65	100.00	2.93
650	674	238,232.85	3.69	6.464	664	92.16	66.54	25.75	81.19	23.89	100.00	4.96
675	699	194,474.55	4.25	6.454	686	93.37	46.71	36.04	86.41	10.43	100.00	1.47
700	724	196,488.45	2.54	6.536	712	91.60	59.35	25.46	61.84	14.69	100.00	3.87
725	749	201,424.64	1.32	6.674	733	94.05	59.87	29.32	76.81	18.45	100.00	0.00
750	774	217,080.38	1.04	6.516	760	91.92	39.41	37.90	42.39	25.84	100.00	0.00
775	799	163,983.50	0.49	6.539	785	92.25	25.27	29.23	46.29	48.19	100.00	5.52
800	max	198,037.50	0.16	6.899	809	95.27	21.02	15.17	100.00	0.00	100.00	0.00

% NY	% FL
0.00	100.00
0.00	0.00
0.00	0.00
6.13	16.10
0.00	9.85
1.83	15.27
1.33	18.27
3.70	27.23
6.48	25.30
2.86	27.37
0.00	19.80
0.00	42.04
0.00	0.00

% NY	% FL
0.00	100.00
0.00	0.00
0.00	17.14
0.00	17.09
0.00	20.60
1.58	52.61
2.19	42.43
4.60	36.13
0.00	33.95
0.00	49.67
0.00	0.00

FICO Low	FICO High	LTV	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg % SFD	% PUD	Owner O	% Full Doc	% Int Only
500	524	>65%	81,071.37	0.09	9.411	509		83.62	100.00	0.00	100.00	69.65	0.00
525	549	>65%	154,325.20	0.25	8.529	535		89.53	54.72	15.89	100.00	49.59	0.00
550	574	>65%	114,888.53	0.47	8.382	566		91.96	77.79	22.21	100.00	87.81	0.00
575	599	>70%	134,181.22	5.44	8.368	589		97.15	81.86	14.58	99.62	91.81	0.50
600	624	>70%	140,247.12	12.17	7.892	612		95.95	82.20	12.77	96.73	80.76	6.47
625	649	>70%	157,292.46	15.63	7.256	638		92.07	80.03	13.39	94.74	61.61	15.56
650	674	>80%	175,114.72	11.81	7.106	662		95.08	78.80	14.70	90.55	49.75	23.02
675	699	>80%	169,584.34	12.36	7.010	687		95.71	70.45	21.58	79.55	42.49	25.33
700	724	>80%	150,615.96	7.52	7.054	711		95.83	74.07	17.85	63.51	47.90	24.87
725	749	>85%	146,496.10	5.57	7.029	736		98.16	74.37	19.64	55.92	62.56	16.83
750	774	>85%	143,168.61	4.17	7.022	761		98.01	72.13	21.25	51.87	65.64	14.88
775	799	>85%	126,870.97	1.75	7.188	785		97.54	69.83	18.63	35.17	79.79	19.49
800	max	>85%	142,749.78	0.46	7.214	807		98.49	61.29	22.61	51.89	67.68	25.22

REDUCED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	Owner O	% Full Doc	% Int Only	% CA	% NY	% FL
0	499	231,706.12	0.10	6.370	0		72.93	67.48	16.67	84.16	0.00	0.00	0.00	67.48	16.67
500	524	98,432.44	0.03	8.047	514		84.88	100.00	0.00	100.00	0.00	0.00	31.98	0.00	68.02
525	549	285,227.75	0.13	8.474	531		87.78	41.69	0.00	100.00	0.00	0.00	100.00	0.00	0.00
550	574	196,056.16	0.06	8.388	557		83.63	27.43	72.57	100.00	0.00	0.00	72.57	0.00	0.00
575	599	157,706.15	0.48	8.115	589		91.53	67.32	23.06	97.35	0.00	0.00	5.45	5.64	14.80
600	624	199,151.34	2.51	7.419	615		88.84	72.88	21.84	90.88	0.00	21.31	29.65	0.00	13.38
625	649	185,448.01	6.92	7.051	639		84.76	77.57	18.64	92.71	0.00	25.01	6.92	2.76	14.46
650	674	204,235.19	11.03	6.771	663		86.08	72.52	18.71	84.46	0.00	44.88	12.50	2.08	16.54
675	699	199,336.33	11.17	6.715	686		87.41	65.05	23.55	79.88	0.00	46.15	12.75	3.55	24.20
700	724	200,655.90	6.37	6.697	712		87.60	70.67	19.00	78.02	0.00	44.51	8.85	5.08	20.27
725	749	184,860.33	3.98	6.708	736		87.37	69.92	19.63	67.44	0.00	48.21	5.69	3.40	21.52
750	774	213,314.45	2.65	6.647	761		87.25	57.76	28.81	69.68	0.00	46.04	9.33	2.80	14.32
775	799	217,780.19	1.05	6.324	786		80.45	62.75	27.16	71.89	0.00	40.70	32.37	2.43	18.19
800 max		203,030.00	0.15	6.866	808		96.31	38.37	11.84	100.00	0.00	78.03	0.00	0.00	0.00

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	Owner O	% Full Doc	% Int Only	% CA	% NY	% FL

0	499	239,974.07	0.07	5.767	0	83.73	62.68	37.32	37.32	100.00	100.00	0.00	0.00	37.32
575	599	222,597.97	0.07	6.142	577	80.39	0.00	100.00	100.00	100.00	100.00	0.00	0.00	0.00
600	624	272,176.64	0.92	6.455	620	82.20	61.81	27.51	77.65	41.70	100.00	18.44	0.00	10.11
625	649	226,481.23	2.78	6.219	640	82.65	57.91	30.03	93.90	37.84	100.00	7.43	0.00	23.03
650	674	245,187.09	6.49	6.243	664	84.05	65.90	25.17	81.77	23.78	100.00	15.46	0.69	18.46
675	699	207,989.70	5.84	6.336	686	86.04	51.46	30.17	76.04	11.76	100.00	7.97	0.84	38.05
700	724	198,265.67	3.39	6.390	712	86.00	56.72	27.32	67.22	16.45	100.00	12.06	2.10	31.44
725	749	206,824.32	2.30	6.480	735	85.29	57.09	26.74	58.42	16.65	100.00	5.31	5.10	22.98
750	774	223,115.77	1.53	6.415	760	84.11	53.47	29.95	38.71	20.39	100.00	5.34	0.00	22.39
775	799	242,092.50	0.96	6.154	785	82.58	42.53	25.63	68.15	55.25	100.00	36.39	2.67	20.12
800 max		198,037.50	0.12	6.899	809	95.27	21.02	15.17	100.00	0.00	100.00	0.00	0.00	0.00

Collateral Analysis

NOTE: **With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.**

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

FICO Low	FICO High		Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg % SFD	% PUD	Owner O	% Full Doc	% Int Only
500	524	>65% LTV	81,071.37	0.09	9.411	509		83.62	100.00	0.00	100.00	69.65	0.00
525	549	>65% LTV	154,325.20	0.25	8.529	535		89.53	54.72	15.89	100.00	49.59	0.00
550	574	>65% LTV	114,888.53	0.47	8.382	566		91.96	77.79	22.21	100.00	87.81	0.00
575	599	>70% LTV	134,181.22	5.44	8.368	589		97.15	81.86	14.58	99.62	91.81	0.50
600	624	>70% LTV	140,247.12	12.17	7.892	612		95.95	82.20	12.77	96.73	80.76	6.47
625	649	>70% LTV	157,292.46	15.63	7.256	638		92.07	80.03	13.39	94.74	61.61	15.56
650	674	>80% LTV	175,114.72	11.81	7.106	662		95.08	78.80	14.70	90.55	49.75	23.02
675	699	>80% LTV	169,584.34	12.36	7.010	687		95.71	70.45	21.58	79.55	42.49	25.33
700	724	>80% LTV	150,615.96	7.52	7.054	711		95.83	74.07	17.85	63.51	47.90	24.87
725	749	>85% LTV	146,496.10	5.57	7.029	736		98.16	74.37	19.64	55.92	62.56	16.83
750	774	>85% LTV	143,168.61	4.17	7.022	761		98.01	72.13	21.25	51.87	65.64	14.88
775	799	>85% LTV	126,870.97	1.75	7.188	785		97.54	69.83	18.63	35.17	79.79	19.49
800	max	>85% LTV	142,749.78	0.46	7.214	807		98.49	61.29	22.61	51.89	67.68	25.22

Collateral Analysis

NOTE: With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

If the deal is an "H" structure, ***PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE***

REDUCED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	Owner O	% Full Doc	% Int Only	% CA	% NY	% FL
0	500	231,706.12	0.10	6.370	0		72.93	67.48	16.67	84.16	0.00	0.00	0.00	67.48	16.67
500	524	98,432.44	0.03	8.047	514		84.88	100.00	0.00	100.00	0.00	0.00	31.98	0.00	68.02
525	549	285,227.75	0.13	8.474	531		87.78	41.69	0.00	100.00	0.00	0.00	100.00	0.00	0.00
550	574	196,056.16	0.06	8.388	557		83.63	27.43	72.57	100.00	0.00	0.00	72.57	0.00	0.00
575	599	157,706.15	0.48	8.115	589		91.53	67.32	23.06	97.35	0.00	0.00	5.45	5.64	14.80
600	624	199,151.34	2.51	7.419	615		88.84	72.88	21.84	90.88	0.00	21.31	29.65	0.00	13.38
625	649	185,448.01	6.92	7.051	639		84.76	77.57	18.64	92.71	0.00	25.01	6.92	2.76	14.46
650	674	204,235.19	11.03	6.771	663		86.08	72.52	18.71	84.46	0.00	44.88	12.50	2.08	16.54
675	699	199,336.33	11.17	6.715	686		87.41	65.05	23.55	79.88	0.00	46.15	12.75	3.55	24.20
700	724	200,655.90	6.37	6.697	712		87.60	70.67	19.00	78.02	0.00	44.51	8.85	5.08	20.27
725	749	184,860.33	3.98	6.708	736		87.37	69.92	19.63	67.44	0.00	48.21	5.69	3.40	21.52
750	774	213,314.45	2.65	6.647	761		87.25	57.76	28.81	69.68	0.00	46.04	9.33	2.80	14.32
775	799	217,780.19	1.05	6.324	786		80.45	62.75	27.16	71.89	0.00	40.70	32.37	2.43	18.19
800	max	203,030.00	0.15	6.866	808		96.31	38.37	11.84	100.00	0.00	78.03	0.00	0.00	0.00

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Outstanding Pool Balance	Wtd Avg GWAC	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	Owner O	% Full Doc	% Int Only	% CA	% NY	% FL
0	499	239,974.07	0.07	5.767	0		83.73	62.68	37.32	37.32	100.00	100.00	0.00	0.00	37.32
575	599	222,597.97	1.07	6.142	577		80.39	0.00	100.00	100.00	100.00	100.00	0.00	0.00	0.00
600	624	272,176.64	6.92	6.455	620		82.20	61.81	27.51	77.65	41.70	100.00	18.44	0.00	10.11
625	649	226,481.23	3.78	6.219	640		82.65	57.91	30.03	93.90	37.84	100.00	7.43	0.00	23.03
650	674	245,187.09	6.49	6.243	664		84.05	65.90	25.17	81.77	23.78	100.00	15.46	0.69	18.46
675	699	207,989.70	5.84	6.336	686		86.04	51.46	30.17	76.04	11.76	100.00	7.97	0.84	38.05
700	724	198,265.67	3.69	6.390	712		86.00	56.72	27.32	67.22	16.45	100.00	12.06	2.10	31.44
725	749	206,824.32	2.30	6.480	735		85.29	57.09	26.74	58.42	16.65	100.00	5.31	5.10	22.98
750	774	223,115.77	1.53	6.415	760		84.11	53.47	29.95	38.71	20.39	100.00	5.34	0.00	22.39
775	799	242,092.50	0.96	6.154	785		82.58	42.53	25.63	68.15	55.25	100.00	36.39	2.67	20.12
800	max	198,037.50	0.12	6.899	809		95.27	21.02	15.17	100.00	0.00	100.00	0.00	0.00	0.00

Deal Info	
Deal Name	
Bloomberg Ticker:	
Asset Class:	Subprime
Issuer:	
Trustee:	
Lead Manager(s)	
Month:	
To Roll	33
Remaining Term	356
Remaining IO Term	75
Filed Bankruptcy %	

Cells in red font are calculations and should be left alone.

Master Servicer:
Backup Servicer:

Primary Servicer (s):	%	Name	Originator (s):	%	Name
1	93.55	Homecoming	1		
2	3.36	Suntrust	2		
3	2.46	Nat City	3		
4	0.49	Wachovia	4		
5	0.14	HSBC	5		
6			6		
7			7		
8			8		
9			9		
10			10		

Please fill out complete list of servicers and originators even if it is greater then ten

FICO BUCKET

NA	8	1,582,911	0.23%	197,864	6.268		78.80		57.81	93.04	0.00	56.09	30.32	17.41
>500 =<520	8	648,571	0.09%	81,071	9.411	509	83.62		100.00	100.00	43.45	69.65	0.00	0.00
>520 =<540	8	1,344,306	0.20%	168,038	8.714	532	88.40		100.00	62.89	52.40	36.35	0.00	0.00
>540 =<560	6	943,780	0.14%	157,297	7.975	552	90.62		100.00	100.00	32.42	69.85	0.00	0.00
>560 =<580	47	5,382,728	0.79%	114,526	8.199	574	92.65		98.95	100.00	44.31	93.69	8.27	2.23
>580 =<600	296	39,555,759	5.79%	133,634	8.284	591	95.90		99.56	95.39	40.68	90.85	0.00	0.52
>600 =<620	463	65,195,890	9.54%	140,812	8.004	610	96.07		97.35	96.32	35.03	83.14	3.68	1.42
>620 =<640	523	82,416,175	12.06%	157,584	7.305	631	90.99		94.98	93.64	52.88	63.90	15.68	12.09
>640 =<660	570	98,904,136	14.47%	173,516	6.936	650	88.99		91.74	92.69	47.39	49.45	24.58	12.61
>660 =<680	578	110,336,180	16.15%	190,893	6.781	671	88.09		82.42	92.27	35.55	36.47	39.14	25.30
>680 =<700	526	89,130,220	13.04%	169,449	6.815	690	91.25		74.90	90.11	24.47	36.89	30.82	24.24
>700 =<750	785	126,392,820	18.50%	161,010	6.832	723	90.95		59.73	91.64	17.33	44.20	30.79	22.25
>750	378	61,516,689	9.00%	162,743	6.759	772	91.07		53.03	89.34	14.07	59.32	27.83	16.33
TOTAL														

FICO Mean: ______ Median: ______ Standard Deviation: ______

LTV BUCKET

=<50	19	3,202,261	0.47%	168,540	6.625	679	39.62		78.68	95.33	75.88	33.03	0.00	0.00
>50 =<55	11	2,705,991	0.40%	245,999	6.149	659	52.86		96.12	88.38	78.72	12.74	3.88	0.00
>55 =<60	12	3,028,481	0.44%	252,373	6.329	664	58.97		60.95	81.78	82.45	24.87	60.16	0.00
>60 =<65	17	5,284,503	0.77%	310,853	6.119	698	63.68		81.08	91.77	70.83	11.28	37.37	0.00
>65 =<70	58	16,546,187	2.42%	285,279	6.243	674	69.28		67.82	94.82	42.64	26.19	39.04	0.00
>70 =<75	91	22,353,345	3.27%	245,641	6.320	679	74.23		74.29	91.59	58.15	40.89	38.83	0.00
>75 =<80	662	127,297,580	18.63%	192,292	6.304	685	79.70		75.05	88.96	36.29	27.28	54.74	0.00
>80 =<85	126	23,168,934	3.39%	183,880	6.746	673	84.38		74.19	87.39	57.19	35.39	31.62	44.07
>85 =<90	445	83,354,360	12.20%	187,313	6.752	674	89.76		76.54	90.43	42.87	30.61	41.95	55.79
>90 =<95	703	119,117,164	17.43%	169,441	7.238	658	94.81		92.73	92.78	36.05	47.71	19.34	28.17
>95 <100	2,000	270,875,110	39.64%	135,438	7.711	671	99.91		79.20	95.06	20.11	80.04	4.87	7.12
=>100	52	6,416,249	0.94%	123,389	7.068	710	102.84		97.62	89.75	18.64	100.00	0.00	31.96
TOTAL														

CLTV:

LTV Mean: ______ Median: ______ Standard Deviation: ______ LTV =80: ______ Silent Seconds: ______

PURPOSE BUCKET													
Purchase	2,639	409,108,948	59.87%	155,024	7.221	682	93.62		73.32	91.15	[illegible]	52.70	26.09
Refi (Cash out)	1,277	224,653,380	32.88%	175,923	6.972	656	87.54		91.81	94.22	100.00	56.25	19.45
Refi (Rate Term)	280	49,587,836	7.26%	177,099	6.684	673	85.18		81.99	94.75	[illegible]	45.87	33.94

OCCUPANCY BUCKET													
Primary (OOC)	3,161	546,849,397	80.02%	172,999	7.102	662	91.34		[illegible]	93.29	37.71	52.38	22.69
Investment	925	117,949,721	17.26%	127,513	7.117	716	89.39		0.00	90.50	14.69	58.44	30.53
2nd / Vacation	110	18,551,046	2.71%	168,646	6.932	693	91.54		0.00	79.05	5.86	50.39	38.60

DOCUMENTATION BUCKET													
Full	2,585	364,723,275	53.37%	141,092	7.343	663	94.79		78.54	94.01	34.65	[illegible]	10.47
Reduced	1,611	318,626,889	46.63%	197,782	6.822	683	86.67		81.73	90.60	30.85	[illegible]	40.51

PROPERTY BUCKET

Single Family	3,283	513,184,724	75.10%	156,316	7.173	670	91.53		81.15		36.27	56.74	18.64
PUD	599	118,377,330	17.32%	197,625	6.892	679	89.79		79.16	[illegible]	21.59	43.65	39.50
Townhouse	32	4,391,467	0.64%	137,233	7.014	653	90.62		66.98	0.00	41.44	80.04	18.87
Condo	280	47,003,744	6.88%	167,871	6.831	687	88.36		71.21	0.00	23.74	38.16	51.07
Other	2	392,899	0.06%	196,450	7.625	644	100.00		71.38	0.00	0.00	100.00	0.00
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

PRINCIPAL BUCKET

=<50	68	3,025,231	0.44%	45,837	7.802	690	90.15		53.75	96.84	16.53	71.87	7.63
>50 =<75	562	35,527,182	5.20%	63,216	8.003	665	94.99		63.92	93.03	23.86	77.96	2.47
>75 =<100	659	57,796,127	8.46%	87,703	7.708	668	94.75		66.75	94.43	28.66	77.22	9.01
>100 =<125	548	61,913,279	9.06%	112,980	7.407	671	93.80		69.23	91.15	28.96	69.34	15.13
>125 =<150	583	80,177,691	11.73%	137,526	7.329	670	93.65		77.95	91.11	25.49	61.84	17.25
>150 =<200	787	135,621,257	19.85%	172,327	7.140	667	92.66		82.71	92.38	35.16	56.55	20.32
>200 =<250	365	82,134,982	12.02%	225,027	6.944	674	91.13		82.17	91.37	38.71	49.74	28.65
>250 =<300	245	67,127,953	9.82%	273,992	6.707	675	89.45		84.70	89.77	31.89	32.75	37.26
>300 =<350	143	46,171,746	6.76%	322,879	6.737	674	89.62		88.87	94.44	36.36	35.08	37.11
>350 =<400	96	36,031,189	5.27%	375,325	6.587	676	88.52		92.76	98.00	31.32	36.44	39.82
>400 =<450	47	19,862,079	2.91%	422,597	6.857	673	87.61		91.27	97.81	40.31	42.42	27.57
>450 =<500	39	18,559,103	2.72%	475,874	6.828	669	85.35		92.38	94.80	41.26	38.24	33.23
>500 =<600	30	16,574,921	2.43%	552,497	6.467	691	82.08		83.41	83.47	36.82	40.36	42.93
>600 =<700	12	7,768,987	1.14%	647,416	6.635	673	80.23		91.67	91.00	66.49	16.66	41.99
=>700	14	15,058,435	2.20%	1,075,602	6.210	726	70.24		75.52	93.53	32.23	35.52	54.03
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* In $1,000

Min 26,974 Max 1,563,852

State Concentration Bucket *

State													
Florida	519	88,834,471	13.00%	171,165	6.893	680	90.60		73.45	81.24	21.43	33.15	48.57
California	196	60,459,525	8.85%	308,467	6.415	674	83.34		89.42	90.04	45.86	36.64	31.73
Texas	332	40,905,904	5.99%	123,211	7.509	678	94.37		67.71	97.33	10.05	62.18	4.05
Georgia	224	33,013,597	4.83%	147,382	7.379	658	93.15		77.81	97.68	29.36	56.27	24.45
Illinois	180	32,466,710	4.75%	180,371	7.253	669	92.52		88.83	87.51	42.16	60.43	8.67
Virginia	163	31,155,027	4.56%	191,135	6.979	673	89.65		80.90	93.90	38.21	43.11	41.44
Michigan	223	29,553,550	4.32%	132,527	7.499	660	95.10		83.15	94.21	41.58	71.65	18.25
New Jersey	107	27,371,490	4.01%	255,808	6.774	682	85.41		80.56	92.69	40.31	36.08	32.45
Maryland	105	25,598,962	3.75%	243,800	6.727	677	88.89		86.68	93.33	37.23	42.10	39.96
Ohio	192	22,162,097	3.24%	115,428	7.411	664	95.70		81.76	96.26	32.24	70.63	13.32
Arizona	126	21,253,571	3.11%	168,679	6.922	679	89.96		73.60	93.70	27.00	57.49	30.53
Pennsylvania	136	18,345,767	2.68%	134,895	7.384	657	91.78		93.25	96.74	48.92	68.97	14.32
Minnesota	94	17,844,594	2.61%	189,836	7.143	660	91.48		85.96	93.04	51.89	58.96	26.93
New York	67	16,100,825	2.36%	240,311	6.936	688	86.63		94.57	97.29	24.79	37.59	13.09
Indiana	138	15,593,793	2.28%	112,999	7.596	666	96.81		87.12	98.20	36.14	80.46	4.71
Other	1,394	202,690,280	29.66%	145,402	7.225	673	92.23		77.10	94.50	32.02	61.47	17.39
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

FIXED / FLOATING (II)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
C. 6 Mo Arm	10	2,016,990	0.30%	201,699	5.924	703	88.33		[illegible]	[illegible]	14.73	16.35	[illegible]
D. 1 Year Arm	4	666,259	0.10%	166,565	6.331	679	79.69		[illegible]	[illegible]	68.77	0.00	[illegible]
E. 2 Year Hybrid	1,752	267,871,153	39.20%	152,894	7.660	647	95.48		[illegible]	[illegible]	36.38	67.88	[illegible]
F. 3 Year Hybrid	869	150,561,905	22.03%	173,259	6.619	687	90.17		[illegible]	[illegible]	23.56	45.00	[illegible]
FIXED	1,026	148,879,358	21.79%	145,107	7.093	690	88.13		[illegible]	[illegible]	39.17	62.02	[illegible]
FIXED IO	27	6,865,531	1.00%	254,279	6.519	661	81.06		[illegible]	[illegible]	54.34	14.71	[illegible]
G. 5 Year Hybrid	499	104,909,145	15.35%	210,239	6.456	692	85.79		[illegible]	[illegible]	27.26	19.57	[illegible]
H. 7 Year Hybrid	9	1,579,822	0.23%	175,536	5.830	703	80.51		[illegible]	[illegible]	21.01	58.70	[illegible]

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
First	4,196	683,350,164	100.00%	162,858	7.100	672	91.01		80.02	92.42	32.88	53.37	24.48
Second			0.00%										
Third			0.00%										
Other			0.00%										

PREPAYMENT BUCKET

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
None	1,841	311,063,944	45.52%	168,965	6.857	682	88.16		75.30	92.15	33.50	46.83	[illegible]
3 Months	1	94,400	0.01%	94,400	5.500	671	80.00		100.00	100.00	0.00	100.00	[illegible]
6 Months	6	1,359,652	0.20%	226,609	6.829	640	72.93		100.00	100.00	81.06	24.32	[illegible]
7 Months	3	797,200	0.12%	265,733	6.267	716	80.00		66.23	100.00	0.00	0.00	[illegible]
1 Year	180	37,274,173	5.45%	207,079	7.131	678	90.95		79.78	92.89	34.60	45.75	[illegible]
2 Year	1,255	188,872,024	27.64%	150,496	7.569	649	95.32		90.57	93.91	33.48	68.28	[illegible]
3 Year	874	136,767,316	20.01%	156,484	7.036	682	92.12		75.83	90.82	29.76	51.10	[illegible]
5 Year	36	7,121,454	1.04%	197,818	6.522	678	84.81		86.19	90.66	35.04	38.40	[illegible]

INDEX BUCKET

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Libor - 6 Month	2,552	428,567,426	62.72%	167,934	7.266	659	92.25		88.40	91.44	32.82	49.91	27.72
Libor - 1 Year	575	95,826,032	14.02%	166,654	6.460	706	90.95		[illegible]	89.13	21.92	58.40	40.51
Treasury - 1 Year	16	3,211,817	0.47%	200,739	5.694	677	82.03		75.24	86.75	29.98	47.05	85.74
Fixed	1,053	155,744,889	22.79%	147,906	7.067	689	87.82		71.61	97.25	39.84	59.93	4.41

List all reset rates

IO ONLY BUCKET

NA	2	479,948	0.29%	239,974	5.767	0	83.73		37.32	100.00	0.00	100.00	100.00
>560 =<580	2	445,196	0.27%	222,598	6.142	577	80.39		100.00	100.00	41.55	100.00	100.00
>600 =<620	7	2,398,978	1.43%	342,711	6.457	617	79.01		76.69	100.00	56.37	65.95	100.00
>620 =<640	57	12,922,762	7.73%	226,715	6.331	630	83.83		89.52	90.07	48.36	37.43	100.00
>640 =<660	104	24,310,824	14.54%	233,758	6.146	651	82.30		89.72	89.04	48.48	36.71	100.00
>660 =<680	178	43,189,901	25.82%	242,640	6.341	671	84.62		78.07	87.86	25.97	15.08	100.00
>680 =<700	138	27,467,666	16.42%	199,041	6.292	690	86.76		76.93	80.15	16.71	11.67	100.00
>700 =<750	191	38,915,296	23.27%	203,745	6.425	722	85.42		61.89	84.93	14.60	16.53	100.00
>750	76	17,122,765	10.24%	225,300	6.329	772	84.70		54.35	74.74	15.38	33.58	100.00

IO PRINCIPAL BUCKET

=<50	5	230,779	0.14%	46,156	5.923	712	80.00		61.96	100.00	19.07	40.29	100.00
>50 =<75	14	876,280	0.52%	62,591	6.120	721	83.96		41.36	79.68	15.50	42.74	100.00
>75 =<100	57	5,208,530	3.11%	91,378	6.416	695	83.88		45.66	79.16	30.26	32.16	100.00
>100 =<500	653	142,423,808	85.15%	218,107	6.315	689	85.98		76.71	85.65	24.53	22.35	100.00
>500 =<600	13	7,114,800	4.25%	547,292	6.460	691	80.47		68.63	69.60	22.26	14.60	100.00
>600 =<700	5	3,262,338	1.95%	652,468	6.455	651	71.47		80.15	100.00	80.39	20.69	100.00
=>700	8	8,136,800	4.86%	1,017,100	6.229	707	71.51		54.69	88.02	34.29	30.42	100.00

* In $1,000

Percentage of MI coverage based on FICO and LTV buckets*

FICO	Loan-to-Value (LTV)										
	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	0.00	0.00	63.89
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.89	12.01	0.24
	0.00	0.00	0.00	0.00	0.00	0.00	21.32	31.37	7.74	0.00	0.59
	0.00	0.00	0.00	0.00	0.00	0.00	21.58	39.75	18.22	0.00	4.61
	0.00	0.00	0.00	0.00	0.00	0.00	54.25	60.47	33.42	0.00	13.39
	0.00	0.00	0.00	0.00	0.00	0.00	58.01	66.21	49.46	5.35	12.29
	0.00	0.00	0.00	0.00	0.00	0.00	76.08	67.52	48.28	45.36	11.92
	0.00	0.00	0.00	0.00	0.00	0.00	74.15	82.88	56.39	16.83	13.07
	0.00	0.00	0.00	0.00	0.00	0.00	39.80	65.77	45.54	6.47	8.03
	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	34.51	0.00	16.35

* This table should be filled out with the percentage of MI corresponding to each cross LTV and FICO buckets